Exhibit 99.1

IAMGOLD PROJET WESTWOOD

Westwood Project

Québec, Canada

Mineral Resources Report

as of May 31st, 2011

Other qualified persons
Armand Savoie, M.Sc, Geo.
Richard Morel, Eng.
Réjean Sirois, Eng.

March 05, 2012

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

DATE AND SIGNATURE PAGE

This report titled Mineral Resources Report, May 31st, 2011 for Westwood Project, Québec, Canada dated March 05, 2012 was prepared under the authority of Mr. Patrice Simard, Geo, Head of Geology Department, assisted by Mr. Armand Savoie, M.Sc Geo and by Mr. Richard Morel, Eng., both Responsible of Mineral Resources and Reserves and by Mr. Réjean Sirois, Eng, Manager, Mining Geology. All authors are IAMGOLD Ltd employees and act as Qualified Persons as defined by the Canadian National Instrument 43-101:

Dated in Preissac, Québec March 05, 2012
Patrice Simard, Bsc, Geo
Head of Geology department
Westwood Project

Dated in Preissac, Québec
March 05, 2012	Armand Savoie, M.Sc Geo
Responsible of Mineral Resources and
Reserves
Westwood Project

Dated in Preissac, Québec March 05, 2012
Richard Morel, Eng.
Project Manager and Responsible of
Mineral Resources and Reserves
Westwood Project

Dated in Longueuil, Québec
March 5, 2012	Réjean Sirois, Eng.
Manager, Mining Geology
IAMGOLD Corporation

Date and Signature Page	March 2012

Certificate of Qualified Person («QP»)

Patrice Simard

1.	I, Patrice Simard, Head of Geology Department at Westwood Project for Iamgold Corporation, Chemin Arthur-Doyon, Preissac, Québec, J0Y 2E0, hereby certify that:

2.	I am graduated from the University of Quebec in Chicoutimi (1993) and I hold a bachelor in geology.

3.	I am a registered member of Québec Order of Geologists (Ordre des Géologues du Québec, # 537).

4.

I have read the definition of “Qualified Person” set out in the National Instrument 43-101 (“NI 43-101”) and certified that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a “Qualified Person” for the purpose of NI 43-101.

5.

I worked for Cambior Inc. with the Doyon Mine from September 2001 to November 2006 as geologist in charge of exploration, geologist of production, coordinator to mining geology and since September 25, 2006 chief of the department of geology. Since November 7, 2006, I am with the use of Iamgold Corporation (result of the fusion of Cambior Inc and Iamgold) to the mine Doyon and I occupy the post of head of the department of geology.

6.

I continuously supervised the data acquisition, their setting in plan and their interpretation according to the method prescribed by Iamgold Corporation, and I am responsible for the quality assurance and checking routine in order to ensure the quality of our analytical results.

7.

I am responsible for the section 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 15, 16, 17, 18 and 19 of the Technical Report titled: “Mineral Resources Report on the Westwood Project, Québec, Canada (May 31st, 2011)”.

8.	I am a full-time employee of Iamgold Corporation and I receive from my employer participation incentive securities (“options”) and company shares since 2006.

9.	I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I consent to the filing of Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated, in Preissac, on this 5th day of March 2012.

Patrice Simard, B.Sc Geo.

Certificate of Qualified Person («QP»)

Armand Savoie

1.	I, Armand Savoie, Responsible of Mineral Resources and Reserves at Westwood Project for Iamgold Corporation, Chemin Arthur-Doyon, Preissac, Québec, J0Y 2E0, hereby certify that:

2.	I am graduated from the University of Quebec in Montréal where I hold a Bachelor (1978) and Master Degree (1986) in geology.

3.	I am a registered member of Québec Order of Geologists (Ordre des Géologues du Québec, # 593).

4.

I have read the definition of “Qualified Person” set out in the National Instrument 43-101 (“NI 43-101”) and certified that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a “Qualified Person” for the purpose of NI 43-101.

5.

I worked exclusively from May 1986 to today as geologist for Doyon Mine who was owned by Lac Minerals Ltd, Barrick Gold, Cambior and now IAMGOLD Corporation. I have been in charge of exploration and production, but since September 1999 I spent most of my time for the reserve and resource estimation and 3D modeling and as a database manager for the geology department;

6.

I continuously supervised the data acquisition and their 3D interpretation according to the method prescribed by Iamgold Corporation and I am responsible for implementing checking routines in order to ensure the quality of our analytical results.

7.	I am responsible for the section 11, 12, 13 and 14 of the Technical Report titled: “Mineral Resources Report on the Westwood Project, Québec, Canada (May 31st, 2011)”.

8.	I am a full-time employee of Iamgold Corporation and I receive from my employer company shares since 1986.

9.	I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I consent to the filing of Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Preissac, on this 5th day of March 2012.

Armand Savoie, M.Sc Geo.

Certificate of Qualified Person («QP»)

Richard Morel, Eng.

1.

I, Richard Morel, Eng., Project Manager and Responsible of Mineral Resources and Reserves at Westwood Project for Iamgold Corporation, Chemin Arthur-Doyon, Preissac, Québec, J0Y 2E0, hereby certify that:

2.	I am graduated from the University of Montréal (École Polytechnique) in Montréal where I hold a Bachelor Degree (2003) in geological engineering.

3.	I am a registered member of the Ordre des ingénieurs du Québec (# 130335).

4.

I have read the definition of “Qualified Person” set out in the National Instrument 43-101 (“NI 43-101”) and certified that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a “Qualified Person” for the purpose of NI 43-101.

5.

I worked for Century Mining Corporation at the Sigma Mine from November 2006 to April 2007 as production geologist. Since April 10, 2007, I work for IAMGOLD Corporation at the Westwood Project as Project Manager in exploration. Since September 2009, I spend most of my time for the reserve and resource estimation and 3D modeling for the geology and exploration department;

6.

I continuously supervised the data acquisition and their 3D interpretation according to the method prescribed by Iamgold Corporation and I am responsible for implementing checking routine in order to ensure the quality of our analytical results.

7.	I am responsible for the section 11, 12, 13 and 14 of the Technical Report titled: “Mineral Resources Report on the Westwood Project, Québec, Canada (May 31st, 2011)”.

8.	I am a full-time employee of Iamgold Corporation and I receive from my employer company shares since 2007.

9.	I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I consent to the filing of Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated, in Preissac, on this 5th day of March 2012.

Richard Morel, Eng.

CERTIFICATE OF QUALIFICATION

I, Réjean Sirois, Manager, Mining Geology, at Gestion Iamgold-Québec inc., 1111 Rue St-Charles W., Suite 750, Tour Est, Longueuil, Québec J4K 5G4, hereby certify that:

1.	I am a registered member of Ordre des Ingénieurs du Québec, # 38754;

2.	I am a member of the Prospectors & Developers Association of Canada, # 14892;

3.	I graduated from the Université du Québec à Chicoutimi in 1983 and have a Bachelor’s degree in Geological Engineering;

4.	I have practiced as a geological engineer since my graduation in exploration and mine geology. Over the last 26 years, I have completed numerous resource estimates for gold and base metals;

5.	I have been working for Cambior/IAMGOLD since 1987 as senior geologist, chief geologist, geology superintendent, mine manager and as Manager – Mining Geology;

6.	I have visited all our projects and mines with the exception of Quimsacocha and I have a good understanding of their geological environment;

7.

As Manager – Mining Geology, I revise with the Qualified Persons at each project and operating mines, the methodology and parameters used in the resource estimation process. I also verify that the resource and reserve estimates are done according to the industry standards and that reflect our understanding of the geology and mineralization of the various ore deposits;

8.	I also ascertain that each project and operating mines maintain proper quality assurance and quality control (QAQC) programs to ensure the quality of the assay results used in the estimation process;

9.

The mineral resource and reserve estimates and their classification are done in accordance with the definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and therefore, are compliant with the National Instrument 43-101 for mining projects;

10.

At the date of this certificate, to the best of my knowledge, the Technical Report entitled: “Mineral Resources Report on the Westwood Project, Québec, Canada (May 31st, 2011)” contain all the necessary information that is required to be disclosed to make the report not misleading.

11.	I am a “Qualified Person” according to the NI 43-101 definition;

12.	I am a full-time employee of IAMGOLD and own shares of IAMGOLD.

Prepared in Longueuil, this 5th day of March 2012,

Réjean Sirois, Eng.
Manager Mining Geology/ Directeur de la Géologie Minière
IAMGOLD Corporation

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

TABLE OF CONTENTS

SECTION				Page

1.0	SUMMARY			1-1

	1.1	Introduction		1-1

	1.2	Geology and Mineralization		1-1

	1.3	Status of Exploration		1-2

	1.4	Status of Development and Operations		1-3

	1.5	Mineral Resource Estimates		1-4

		1.5.1	Database	1-5

		1.5.2	Modeling	1-5

		1.5.3	Statistical Analyses	1-5

		1.5.4	Block Modeling and Grade Interpolation	1-5

	1.6	Conclusions and Recommendations		1-6

		1.6.1	General Statements	1-6

		1.6.2	Exploration Works	1-7

		1.6.3	Resources calculation	1-7
2.0	INTRODUCTION			2-1

	2.1	Introduction		2-1

	2.2	Definition of Terms		2-1

	2.3	Sources of information and Data		2-1

	2.4	Field Involvement by Report Authors		2-3

	2.5	Units of Measurement		2-4

	2.6	Acronyms		2-5
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1

	4.1	Location		4-1

	4.2	Property Description		4-2

	4.3	Mining Titles		4-2

	4.4	Legal Surveys		4-6

	4.5	Requirements to Maintain the Claims in Good Standing		4-6

	4.6	Titles and Obligations / Agreements		4-7

	4.7	Exceptions to Title Opinion		4-7

	4.8	Royalties and Other Encumbrances		4-7

	4.9	Environmental Liabilities		4-7

	4.10	Permits and Licenses		4-8

	4.11	Other Significant Factors and Risks		4-8

Table of Contents	March 2012	i

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

5.0	ACCESSIBILITY.CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND
	PHYSIOGRAPHY				5-1

	5.1	Accessibility			5-1

	5.2	Topography and Elevation			5-1

	5.3	Vegetation			5-1

	5.4	Climate and Operating Seasons			5-1

	5.5	Local Resources and Infrastructure			5-2
6.0	HISTORY				6-1

	6.1	Ownership			6-2

	6.2	Project Expenditures			6-2

	6.3	Doyon Historical Mineral Resource and Mineral Reserve Estimates			6-4

	6.4	Westwood Mineral Resource Evolution			6-5
7.0	GEOLOGICAL SETTINGS AND MINERALIZATION				7-1

	7.1	Regional Geology			7-1

	7.2	Local and Property Geology			7-1

		7.2.1	Lithology and Stratigraphy		7-2

		7.2.2	Structural Geology		7-7

		7.2.3	Alteration		7-7

	7.3	Mineralization			7-8

	7.4	Geochemistry			7-11

	7.5	Geophysics			7-11
8.0	DEPOSIT TYPES				8-1

	8.1	Deposit Types			8-1

	8.2	Investigation Concept			8-1
9.0	EXPLORATION				9-1
10.0	DRILLING				10-1

	10.1	Previous drilling works			10-1

	10.2	Recent and current drilling works			10-1

	10.3	Methodology			10-3

		10.3.1	Planning		10-3

		10.3.2	Drilling		10-4

		10.3.3	Core Logging and Sampling		10-5

	10.4	Drilling Results			10-6
11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY				11-1

	11.1	Core Shack			11-1

	11.2	Laboratories			11-1

		11.2.1	On-site Laboratory		11-2
			11.2.1.1	Sample Preparation	11-2
			11.2.1.2	Analysis	11-4

		11.2.2	Laboratoire Expert inc. Laboratory		11-5
			11.2.2.1	Sample Preparation	11-6
			11.2.2.2	Analysis	11-6

Table of Contents	March 2012	ii

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

	11.3	DATA VERIFICATION			11-7

		11.3.1	Laboratories internal Quality Control Procedures		11-8
			11.3.1.1	On-site Laboratory	11-8
			11.3.1.2	Lab Expert	11-9

		11.3.2	Geological Department Quality Control Program		11-9
			11.3.2.1	Certified Standard Reference Material	11-11
			11.3.2.2	Blanks	11-13
			11.3.2.3	Renumbered Rejects	11-14
			11.3.2.4	Comparison with External Laboratory	11-16
			11.3.2.5	Renumbered Pulps	11-18
			11.3.2.6	Reject for metals re-assays	11-19
			11.3.2.7	Sample Preservation and Storage	11-22

	11.4	Conclusion on			11-22
		11.3.3	Sample Preparation, Analysis and Security		11-22
12.0	DATA VERIFICATION				12-1

	12.1	Assay Verification			12-1

	12.2	Database Verification			12-1

	12.3	Discussion of Data Verification			12-2
13.0	MINERAL RESOURCE ESTIMATES				13-1

	13.1	Database			13-1

	13.2	3D Modeling of the Mineralized Envelopes			13-1

	13.3	Drill Hole Compositing and Grade Capping			13-5

	13.4	Specific Gravity			13-11

	13.5	Block Modeling			13-12

	13.6	Grade Estimation Methodology			13-13

	13.7	Treatment of High Gold Values			13-14

	13.8	Resource Classification			13-14

	13.9	Resource Estimates			13-15

		13.9.1	Inferred Resources		13-15
		13.9.2	Indicated Resources		13-17
		13.9.3	Base metals		13-18

	13.10	Validation of Results			13-20

		13.10.1	Composites vs. Block Grades		13-20
		13.10.2	Volume of the Wireframes vs. Volume of the Block Model		13-20

	13.11	Reconciliation of a test mining Drift/Stope			13-21

	13.12	Evaluation of Geological Risks			13-22
14.0	MINERAL RESERVE ESTIMATES				14-1
15.0	ADJACENT PROPERTIES				15-1
16.0	OTHER RELEVANT DATA AND INFORMATION				16-1
17.0	INTERPRETATION AND CONCLUSIONS				17-1

	17.1	General Statements			17-1

	17.2	Opportunity			17-1

	17.3	Project Risks			17-2
18.0	RECOMMENDATIONS				18-1
19.0	REFERENCES				19-1

Table of Contents	March 2012	iii

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

LIST OF FIGURES

SECTION	Page

FIGURE 4.1: PROJECT LOCATION MAP	4-1

FIGURE 4.2: MINING TITLES	4-2

FIGURE 5.1: DOYON (WESTWOOD) MINING PROPERTY	5-3

FIGURE 6.1 : CUMULATIVE PRODUCTION AND RESERVES AT DOYON MINE	6-4

FIGURE 6.2 : EXPLORATION WORK AND INFERRED RESOURCE HISTORY – WESTWOOD PROJECT	6-6

FIGURE 7.1 REGIONAL/LOCAL GEOLOGY – WESTWOOD PROJECT LOCATION (PLAN &LONGITUDINAL VIEWS)	7-2

FIGURE 7.2: DOYON-BOUSQUET-LA RONDE REGIONAL STRATIGRAPHY (FROM MERCIER-LANGEVIN ET AL. 2009)	7-4

FIGURE 7.3: GEOLOGICAL MAP – PLAN VIEW OF LEVEL 084	7-5

FIGURE 7.4: SOUTH-NORTH CROSS-SECTIONAL INTERPRETATION OF THE WESTWOOD DEPOSIT	7-6

FIGURE 7.5: ZONE 2 BLOCK-TEST MINING ON THE Z230 VEIN	7-9

FIGURE 7.6: WARRENMAC MASSIVE SULPHIDE LENS	7-10

FIGURE 10.1 : WORKFLOW FOR DIAMOND DRILLING PROGRAMS	10-3

FIGURE 10.2: PLAN VIEW LEVEL 084 (±20M), ACTUAL DEVELOPMENT, DRILL HOLES AND MINERALIZED ZONES PROJECTION	10-7

FIGURE 10.3: NORTH-EAST INCLINED VIEW SHOWING MINERALIZED BLOCKS AND MAIN ACTUAL DEVELOPMENT	10-8

FIGURE 10.4: COMPOSITE LONGITUDINAL SECTION A-A’ OF ZONE 2 EXTENSION CORRIDOR	10-9

FIGURE 10.5: COMPOSITE LONGITUDINAL SECTION B-B’ OF NORTH CORRIDOR	10-10

FIGURE 10.6: COMPOSITE LONGITUDINAL SECTION C-C’ OF WESTWOOD CORRIDOR	10-11

FIGURE 11.1 : ON-SITE LABORATORY WORKFLOW FOR SAMPLE PREPARATION	11-3

FIGURE 11.2 : WORKFLOW FOR GEOLOGY – EXPLORATION QAQC PROGRAM	11-10

FIGURE 11.3 : STD4 CONTROL CHART	11-12

FIGURE 11.4 : ASSAY RESULTS FOR BLANKS	11-14

FIGURE 11.5 : SCATTER PLOT ORIGINAL AND RE-ASSAY REJECTS	11-15

FIGURE 11.6 : SCATTER PLOT ORIGINAL AND RE-ASSAY REJECTS EXCLUDING RESULTS FROM HOLE R15055-11	11-15

FIGURE 11.7 : SCATTER PLOT FOR TWO LABORATORIES	11-16

FIGURE 11.8 : DETAILED SCATTER PLOT FOR TWO LABORATORIES (0-20 G AU/T)	11-17

FIGURE 11.9 : DETAILED SCATTER PLOT FOR TWO LABORATORIES (0-20 G AU/T) EXCLUDING RESULTS FROM HOLE R15055-1	11-17

FIGURE 11.10 : SCATTER PLOT ORIGINAL AND RE-ASSAY REJECTS	11-18

FIGURE 11.11 : SCATTER PLOT ORIGINAL LOG AND RE-ASSAY REJECTS	11-19

FIGURE 11.12 : AU SCATTER PLOT RESULTS OF BOTH LABORATORIES	11-20

FIGURE 11.13 : AG SCATTER PLOT RESULTS OF BOTH LABORATORIES	11-20

FIGURE 11.14 : CU SCATTER PLOT RESULTS OF BOTH LABORATORIES	11-21

List of Figures	March 2012	iv

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

FIGURE 11.15 : ZN SCATTER PLOT RESULTS OF BOTH LABORATORIES	11-21

FIGURE 13.1: ISOMETRIC VIEW SHOWING THE MINERALIZED CORRIDORS	13-3

FIGURE 13.2: WESTWOOD SCHEMATIC CROSS SECTION	13-4

FIGURE 13.3: ZONE 2 CUMULATIVE PLOT AND STATISTICS	13-6

FIGURE 13.4: NORTH CORRIDOR CUMULATIVE PLOT AND STATISTICS	13-7

FIGURE 13.5: WESTWOOD CORRIDOR ALL EXCEPT WW10, WW17 AND WARRENMAC	13-8

FIGURE 13.6 : WESTWOOD CORRIDOR: WW10 – WW17 CUMULATIVE PLOT AND STATISTICS	13-9

FIGURE 13.7 : WESTWOOD CORRIDOR: WARRENMAC LENS CUMULATIVE PLOT AND STATISTICS	13-10

FIGURE 13.8: GRADE TONNAGE CURVE - INFERRED RESOURCES – MAY 31ST 2011	13-17

List of Figures	March 2012	v

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

LIST OF TABLES

SECTION	Page

TABLE 1-1 : TOTAL INFERRED RESOURCES BY CUT-OFFS – MAY 31ST 2011	1-6

TABLE 4-1 : DOYON (WESTWOOD) - MINERAL CLAIMS AND MINING LEASES	4-3

TABLE 6-1 : PREVIOUS (1938-2004) EXPLORATION DRILLING – WESTWOOD	6-2

TABLE 6-2 : RECENT (2004-2011) EXPLORATION WORKS – WESTWOOD PROJECT	6-3

TABLE 6-3 : HISTORICAL PRODUCTION AT DOYON MINE	6-5

TABLE 10-1 : PREVIOUS DRILLING WORKS (1938 – 2004), WESTWOOD	10-1

TABLE 11-1 : RELATIVE COEFFICIENT (ROBUST) COMMENTS	11-7

TABLE 11-2 : PERCENTAGE OF GROSSLY OUTLIERS - READING COMMENTS	11-7

TABLE 11-3 : WESTWOOD LABORATORY – INTERNAL STANDARDS STATISTICS (JANUARY 2010 - MAY 1ST 2011)	11-8

TABLE 11-4 : QA-QC SAMPLES SUBMITTED TO THE ON-SITE AND EXTERNAL LABORATORIES – JANUARY 2006 TO MAY 2011	11-11

TABLE 11-5 : ON-SITE LABORATORY – STANDARDS STATISTICS – GEOLOGY DEPARTMENT	11-11

TABLE 11-6 : ON-SITE LABORATORY – STANDARDS STATISTICS – GEOLOGY DEPARTMENT STD04, 2010 ONLY	11-13

TABLE 13-1 : MINERALIZED ENVELOPES – MAY 31ST 2011	13-2

TABLE 13-2 : UNCAPPED GOLD COMPOSITE (1M) STATISTICS	13-11

TABLE 13-3 : CAPPED GOLD COMPOSITE (1M) STATISTICS	13-11

TABLE 13-4 : BLOCK MODEL PARAMETERS	13-12

TABLE 13-5 : SEARCH ELLIPSE PARAMETERS	13-13

TABLE 13-6 : INFERRED RESOURCES BY CORRIDOR AT DIFFERENT CUT-OFF GRADES – MAY 31ST 2011	13-16

TABLE 13-7 : TOTAL INFERRED RESOURCES BY CUT-OFFS – MAY 31ST 2011	13-16

TABLE 13-8 : INDICATED RESOURCES (CUT-OFF = 6 G AU/T, LENSES CAPPED AT 15 G AU/T)	13-17

TABLE 13-9 : INFERRED RESOURCES – WESTWOOD MASSIVE SULFIDE LENSES	13-18

TABLE 13-10 : INDICATED RESOURCES – WESTWOOD MASSIVE SULFIDE LENSES	13-18

TABLE 13-11 : INFERRED RESOURCES – WESTWOOD MASSIVE SULFIDE LENSES ALONG BOUSQUET FAULT	13-19

TABLE 13-12 : COMPOSITE VS. BLOCK MODEL (LENSES NOT CAPPED AT 15G/T)	13-20

TABLE 13-13 : VOLUME COMPARISON	13-21

TABLE 13-14 : BLOCK-TEST MINING RECONCILIATION 2008-2009	13-21

TABLE 13-15 : RISK MATRIX	13-23

List of Tables	March 2012	vi

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

LIST OF APPENDICES

APPENDIX A :	IAMGOLD MINERAL RESERVES AND RESOURCES/MINE PLANNING – MINIMUM RISK CONTROLS CHECKLIST

List of Appendices	March 2012	vii

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

1.0  SUMMARY

1.1	Introduction

This report on the Westwood Project, located in the Doyon-Bousquet–La Ronde gold mining camp, Quebec, Canada, provides an updated technical report with the new resources numbers as of May 31st, 2011. This report was prepared according to Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (April 8, 2011), for the purpose of supporting certain public disclosures to be made by IAMGOLD Corporation. It has been prepared by IAMGOLD’s Westwood personnel and Project Development Group.

The Westwood Project is located within the limits of the Doyon property, which covers an area of 20 square kilometres (1993 Ha) in the municipality of Preissac, in Bousquet Township, approximately 40 km east of the town of Rouyn-Noranda, in the province of Quebec, Canada.

The Doyon property (former IAMGOLD’s Doyon Mine) and the Westwood Project are held 100% by IAMGOLD Corporation. There are no agreements, joint venture partners, or third party obligation attached to the Westwood Project. All the necessary permits were obtained to build all the required surface infrastructures. Everything is located inside surface leases. IAMGOLD is in the process to obtain a Mining Lease on the property which will permit future extraction. The Westwood Project is fully compliant with environmental regulation and recently obtained ISO-14001 certification.

The underground Westwood Project is an exploration project and no commercial production of gold is actually performed at the Westwood Project.

1.2	Geology and Mineralization

The Doyon (Westwood) property is part of the Doyon-Bousquet–La Ronde mining camp, located within the Southern Volcanic Zone of the Abitibi Sub-Province. This camp is characterized by a concentration of gold-rich base-metal deposits.

The Westwood Project is located within Archaean volcanic and intrusive rocks of the Bousquet Formation, at the top of the Blake River Group. The Westwood deposit is hosted in a volcanic sequence composed of felsic volcanic rocks (Zone 2 Extension), mafic to intermediate volcanic rocks (North Corridor) and intermediate to felsic volcanic rocks marked by a quartz-muscovite-sericite-calcite-garnet alteration (Westwood-Warrenmac).

Section 1.0	March 2012	1-1

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

All lithologies of the Blake River Group have been affected by north-south compression, which resulted in a sub-vertical to steeply south dipping east-west schistosity. High-strain east-west corridors are observed throughout the property. Outside of these narrow corridors, primary volcanic textures are typically well preserved.

The Westwood mineralization consists of gold-sulphide vein-type mineralization such as Zones 1 and 2 at former Doyon Mine (Zone 2 Extension and North Corridor deposits) as well as gold-rich VMS-type semi-massive to massive deposits (Warrenmac deposit on the western side of the Bousquet fault and Westwood deposit on the eastern side of the Bousquet fault) such as the Bousquet and LaRonde deposits. All mineralized lenses are sub-parallel to the stratigraphy (sub-vertical to steeply south dipping).

Some veins in the North Corridor deposit share some analogies with the Zone 2 Extension system while others are comparable to Westwood-Warrenmac mineralization, suggesting different origins.

1.3	Status of Exploration

Exploration of the Westwood deposit was realized from both surface and sub-surface workings in 1938. However, most modern exploration efforts have been concentrated to the Doyon mine area, which was in operation from 1980 to 2009. The Warrenmac and Westwood showings are located in the eastern part of the Doyon property. The stratigraphy in the area is well defined (Bousquet Fm) and host-rocks are the same as those hosting gold and VMS mineralization at the Bousquet and LaRonde mines.

In 2002, Cambior’s Exploration team initiated compilation work based mainly on geological concepts that identified the Bousquet Formation as a favourable target at depth where anomalous alteration patterns had been recognized. An important surface exploration program on the Doyon camp was then initiated in 2002 and was very successful. Drilling programs identified high-grade gold mineralization at depth, named the Westwood deposit within three kilometres east of the Company’s Doyon gold mining operation.

An aggressive underground exploration program including 2.6 kilometers of drift development towards East from the Doyon mine was initiated in 2004 and remains in progress. Since the beginning of exploration activities in the Westwood areas in the 1930’s, more than 450,000 meters of diamond drilling contributed to resource estimation. A wealth of geological information has been gathered from the exploration and scientific activities. The existing Westwood databases contain all this information, while additional data is acquired every day.

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IAMGOLD Corporation
Westwood Project	Mineral Resources Report

This data is used for deposit modeling and in the calculations of ore and waste tonnage, grade distribution and resource estimates. The Westwood block model is updated at least once a year, as a function of new information coming from the exploration drilling.

As will be shown in subsequent sections, the potential resource base of the Westwood project is quite important. However, the continuity of the resource can only be confirmed through additional drilling. There remains good potential to find additional resources, on both sides of the Bousquet fault. On the west side of the fault, mineralization remains open at depth and between the current drilling and the fault itself. On the east side, more mineralization could be discovered on both sides of the current delineated zones and also at depth.

Recent scientific works (Mercier-Langevin et al., 2009) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde-Penna mine and the rocks hosting the Warrenmac-Westwood mineralized corridor at Westwood. Consequently, there is excellent potential for gold-rich VMS mineralization to occur on the property.

The 2011 exploration program was pursued at closer spacing (80 m X 80 m) for shallow depth (500m down the level 084-840m) and large spacing at great depth. New access will allow more evaluation drilling on Zone 2 Extension and North Corridor and Westwood lenses for the same period. Around 80,000 meters of drilling have been planned for 2011. These new information will contribute to an increased understanding of the project potential.

1.4	Status of Development and Operations

As mentioned before, the Westwood Project is an exploration project and no commercial production of gold is actually performed at the Westwood Project. Prior to 2004, all exploration drilling activities have been realized from the surface. In order to realize underground exploration drilling activities, the following surface and underground development activities were performed since 2004:

-	Development of an exploration drift (3 km long) towards East starting from the Doyon 14th level at elevation 4120m (2004-2008);

-	Deforestation of the surface area needed for the construction of the surface infrastructures: head frame, hoist room, service buildings, wastewater treatment basin and stockpile pads (2008);

-	Development of the Warrenmac ramp from the surface (elevation 4970m) down to level 036 (elevation 4568m) (2008-2010);

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IAMGOLD Corporation
Westwood Project	Mineral Resources Report

-	Construction of an exploration shaft head frame, a hoist room and service buildings (2008-2010);

-	Raise-boring and sinking of an exploration shaft initiated in 2008 and still under construction (more than 1100m deep by now, 21 feet wide);

-	Raise-boring (20 feet wide) for a ventilation raise between the surface and level 084 (elevation 4120m) (2009-2010);

-	Development of levels 036 (elevation 4568m), 060 (elevation 4354m), 084 (elevation 4120m) and 104 (elevation 3920m).

The beginning of gold production at Westwood Project is scheduled for early 2013.

1.5	Mineral Resource Estimates

A first resource estimation performed in the first semester of 2007 resulted in the identification of 11.5 M tonnes of inferred resources grading 8.2 g Au/t, or approximately 3 million contained ounces of gold, in using a cut-off of 4g Au/t and a minimum width (true width) of 3.0 meters (IAMGOLD Corporation, August 2007). This triggered a Scoping Study in order to evaluate the economic potential of the project (IAMGOLD Corporation, August 2007).

In July 2008, an updated resource estimate was prepared based on additional drilling information (IAMGOLD Corporation, February 27th 2009). A second non-published internal Scoping Study was prepared in December 2008 to support future exploration investment on the property.

In June 2009, a third resource estimate was prepared based on additional drilling information (IAMGOLD Corporation, December 2009). More on 9.3 M tonnes of inferred resources grading 11.4 g Au/t, or approximately 3.4 million contained ounces of gold, in using a cut-off of 6g Au/t with all lens capped at 15g Au/t and a minimum width (true width) of 2.0 meters.

In October 2010, a fourth resource estimate was prepared based on additional drilling information and resulted in an update to 9.7 M tonnes of inferred resources grading 11.1 g Au/t, or approximately 3.5 million contained ounces of gold, in using a cut-off of 6g Au/t with all lens capped at 15g Au/t and a minimum width (true width) of 2.0 meters (IAMGOLD Corporation, April 1st 2011).

In May 2011, the fifth resource estimate was prepared based on additional drilling information. This report presents the May 2011 updated resource estimate, which is based on assay results returned from 580 diamond drill holes.

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IAMGOLD Corporation
Westwood Project	Mineral Resources Report

1.5.1	Database

On May 31st, 2011 the Westwood drill holes database consisted of 1,261 diamond drill holes (both surface and underground holes) for a total of 448 951m. The total number of samples was 142,466.

1.5.2	Modeling

Modeling work is done using the GEMS version 6.2.4 software package. The mineralization interpretation is performed using vertical 3D rings created on cross-sections and then checked using horizontal 3D rings created on plan views to avoid unexpected changes of direction to ensure lateral continuity. All vertical and horizontal 3D rings are snapped to intersecting drill holes. Extensions of the mineralized zones are restricted to a maximum of 50 meters (E-O direction) and 100 meters vertically from the drill holes information. Minimum width is set to 2.0 meters (true width) even if the mineralization could be contained within 10 to 25 centimeters veins.

All the 3D rings drawn on plan views are attached together with tielines to create a full 3D skeleton of each ore zone from which 3D solids are built and validated.

1.5.3	Statistical Analyses

Sample lengths vary from 0.5 to 1.5 meters and average about 1.0 meter. All drill holes assay values are grouped into composites of length equals to the mineralized zone width. Zone width is generally constant and ranges between 2 to 3 meters.

Based on the log normal graphs and Doyon mine geologists experience, Zone 2 Extension assays were capped to a grade*thickness value of 99 g*m/t which translates into 66 g Au/t over 1.5 m length, 99 g Au/t over 1.0 m or 198 g Au/t over 0.5 m. North Corridor assays were capped to a grade*thickness value of 60 g*m/t which translates into 40 g Au/t over 1.5 m length, 60 g Au/t over 1.0 m or 120 g Au/t over 0.5 m. The Westwood corridor is mineralized on all the width of the zone, compared to the previous horizons that consist of centimetric veins. Therefore all the assay grades were capped at 20 g Au/t in the Westwood corridor, except for the WW10 and WW17 veins / massive sulfides lenses and the Warrenmac massive sulfide lens that were cut at 40 g/t whatever the length of the assay.

1.5.4	Block Modeling and Grade Interpolation

The block modeling estimation is done using the GEMS version 6.2.4 software package. One block model is constructed for the entire Westwood deposit. The geologists are responsible to update the mineralized 3D models with the new intersections at the end of every diamond drilling campaign. The Westwood block model is updated at least once a year, each time a resource estimate is required.

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IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Interpolations of grades in the block model are performed using the Inverse Distance Squared Technique (ID2) using the capped composite inside each mineralized zone.

Table 1-1 summarizes the inferred resource estimation for Westwood Project as at May 31st 2011.

Table 1-1 : Total inferred resources by cut-offs – May 31st 2011

(All lenses capped at 15 g Au/t and minimum width =2m)

Cut-off g Au/t	Tonnes (000’s)	Grade g Au/t	Ounces (000’s)
0.0	23 209	6.79	5 065
1.0	22 935	6.86	5 055
2.0	20 996	7.35	4 967
3.0	18 617	7.96	4 767
4.0	15 324	8.9	4 387
5.0	11 978	10.15	3 850
6.0*	9 411	11.27	3 407
7.0	7 812	12.22	3 067
*	The official resource of May 31st 2011 is based on a 6g/t cut-off

1.6	Conclusions and Recommendations

1.6.1	General Statements

In the opinion of the author, the data available to prepare this technical report is both credible and verifiable in the field. It is also the opinion of the author that no material information relative to the Westwood Project has been neglected or omitted from the database. Sufficient information is available to prepare this report and any statements in this report related to deficiency of information are directed at information which, in the opinion of the author, has not yet been gathered or is recommended information to be collected as the project moves forward.

The lead author’s statements and conclusions in this report are based upon the information from underground mapping and sampling and the exploration database used for the May 31st 2011 resource estimate. Exploration is ongoing at the Westwood Project and it is to be expected that new data and exploration results may change some interpretations, conclusions, and recommendations going forward.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently can introduce a margin of error. Where these rounding errors occur, IAMGOLD does not consider them to be material.

Section 1.0	March 2012	1-6

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

1.6.2	Exploration Works

Significant additional drilling and underground development will be required to further delineate the mineralization, expand the resource base, adequately constrain the resource models and to upgrade Inferred Resource to the Indicated and Measured categories. The ultimate size of mineralized bodies at the Westwood Project is yet to be defined, especially at depth and laterally, on both sides of the Bousquet Fault Zone.

Recent scientific works (Mercier-Langevin et al. 2009) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde-Penna mine and the rocks hosting the Warrenmac-Westwood mineralized corridor at Westwood. Consequently, there is excellent potential for gold-rich VMS mineralization to occur on the Doyon (Westwood) property.

The 2011-2012 exploration program will pursue at closer spacing (80 m X 80 m) for shallow depth (500m down the 084 level) and large spacing at great depth. New access will allow more valuation drilling on the three corridors for the same period. Around 80,000 meters of drilling have been planned for 2011 and 89,000 meters of drilling for 2012 in all drilling categories.

1.6.3	Resources calculation

With additional valuation drilling in Westwood and Zone 2 lenses for the next year and with the future development and valuation works scheduled in 2011-2012 in the Warrenmac and WW10 massive sulphide lenses, transfer of Inferred Resources to the Measured and Indicated Resource categories and eventually to reserves is likely to happen. Mineralization is still open at depth and there is a very good potential to expand the resource base with additional drilling programs.

Based on the review of the Westwood Project for the purpose of this report, the author makes the following recommendations:

-	We need to continue the drilling program and drifting in accessible areas to refine our understanding of the mineralised veins.

-	More definition drilling is required to increase our ratio of indicated and measured resources to inferred resources and also the definition of some probable and even proven reserves.

Section 1.0	March 2012	1-7

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

-

A monitoring program should be implemented for a daily monitoring of the internal QAQC program. Although verifications are made on a regular basis within a structured QAQC program, a daily monitoring could provide a better control of outliers and upgrade the grade precision.

-	Density measurements should be taken on a regular basis for the deeper drill holes to determine if there is a difference with historical density used in the resource estimation on upper levels.

-

Mining method and width: All the calculations done to date clearly demonstrate that production grade will have the most important impact on the project. A review will be necessary to optimize the mining method and the mining width when additional geological information is available and increased density of drill intersections.

Section 1.0	March 2012	1-8

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

2.0  INTRODUCTION

2.1	Introduction

This technical report is prepared for IAMGOLD Corporation and the purpose is to update our project status with the new resources estimates as of May 31st 2011. This report is also to comply with disclosure and reporting requirements set forth in the Toronto Stock Exchange manual, National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to Ni 43-101, and Form 43-101F1 of Ni 43-101. The Westwood Project is 100% owned by IAMGOLD Corporation.

2.2	Definition of Terms

The metric (SI System) units of measure are used in this report. Analytical results are generally reported as parts per billion (ppb), parts per million (ppm), or grams per tonne (g/t) contained for gold (Au), parts per million (ppm), or grams per tonne (g/t) for contained silver (Ag), and percent for zinc (Zn) and copper (Cu). Monetary figures are expressed in Canadian dollars ($) unless otherwise specified.

Tables and Figures in this report are numbered consecutively and referenced to the major sections of the report (i.e.: Figures 10.1 through 10.6 for Figures in Section 10.0).

2.3	Sources of information and Data

The source of information for this technical report is based on geological reports, maps and miscellaneous reports listed in the Reference section. The authors reviewed the available data and conducted field investigations to confirm the data. The data sources include hard copy data and files and digital files located in the offices of IAMGOLD Corporation. In addition, drill core mineralization was examined at the Doyon mine site for the Westwood Project.

The source of information for this technical report is also based on data obtained in the Mineral Resources Reports published between 2007 and 2011. The information and data contained in this technical report come from:

—	IAMGOLD Corporation – Preliminary Assessment, August 2007

—	IAMGOLD Corporation – NI 43-101 Technical Report, February 27th 2009

—	IAMGOLD Corporation – NI 43-101 Technical Report, December 2009 (internal report)

—	IAMGOLD Corporation – NI 43-101 Technical Report, April 1st 2011 (internal report)

Section 2.0	March 2012	2-1

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

These documents were prepared by, or under the supervision, of geologists and engineers who are Qualified Person as defined in Canadian National Instrument 43-101. In this sense, the information should be considered as reliable.

In addition, the following material stored on the IT Westwood network has been used :

—	Gems 6.2.4 database containing the block model with different attributes

—	Drill hole database (Gems 6.2.4) containing collar location, down-hole survey, assay, geology, lithogeochemistry and geotechnical data

—	Three-dimensional models of the interpreted ore zones, topography and lithology (Gems 6.2.4)

—	Grade block models

—	Quality control data

—	Bulk density data

—	Cost parameters for calculation of economic cut-offs

—	Historical resources estimates

—	Description of the metallurgical process

The following IAMGOLD personnel participated in the preparation of this technical report:

-	Patrice Simard, B.Sc.Geo., Chief geologist, Westwood Project

-	Armand Savoie, M.Sc.Geo., Geologist Responsible of Mineral Resource and Reserve, Westwood Project

-	Claude Bernier, Eng., Project Supervisor – Geologist, Westwood Project

-	Richard Morel, Eng., Project Manager – Geologist Responsible of Mineral Resource and Reserve, Westwood Project

-	Nicole Houle, B.Sc.Geo., Senior Geologist – Exploration, IAMGOLD Corporation

-	Marie-France Bugnon, M.Sc.Geo., General Manager – Exploration, IAMGOLD Corporation

-	Réjean Sirois, Eng., Manager, Mining Geology, IAMGOLD Corporation

Section 2.0	March 2012	2-2

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

2.4	Field Involvement by Report Authors

Mr. Patrice Simard B.Sc.Geo., Chief geologist, Westwood Project, IAMGOLD Corporation, works onsite and is responsible of the geology department and works on evaluation and definition drilling at Doyon and Westwood Project. He also conducted a review of data and maps in IAMGOLD’s Westwood/Doyon office, and reviewed the drill holes database since September 2006. Mr. Simard mostly contributed to the follow-up and the update of this Technical Report and is the “Qualified Person” as defined by NI 43-101. He also contributed for the preparation of Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 15, 16, 17, 18 and 19.

Mr. Armand Savoie M.Sc.Geo., Mineral resource and reserve Geologist, Doyon mine and Westwood Project, IAMGOLD Corporation, works onsite and is responsible of the Mineral resource and reserve Database for Doyon mine and Westwood Project. He also conducted a review of data and maps in IAMGOLD’s Westwood/Doyon office, and reviewed the drill holes database since September 2006. Mr. Savoie mostly contributed to the follow-up and the update of this Technical Report and is the “Qualified Person” as defined by NI 43-101. He also contributed for the preparation of Sections 11, 12, 13 and 14.

Mr. Richard Morel, Eng., Project Manager and Mineral resource and reserve Geologist, Doyon mine and Westwood Project, IAMGOLD Corporation, works onsite and is responsible of the Mineral resource and reserve Database for Doyon mine and Westwood Project. He also conducted a review of data and maps in IAMGOLD’s Westwood/Doyon office, and reviewed the drill holes database since September 2006. Mr. Morel mostly contributed to the follow-up and the update of this Technical Report and is the “Qualified Person” as defined by NI 43-101. He also contributed for the preparation of Sections 11, 12, 13 and 14.

Mr. Réjean Sirois, Eng., Manager, Mining Geology, IAMGOLD Corporation, conducted an onsite review of the property during the period between June 2008 and May 2011. He also conducted a review of data and maps in IAMGOLD’s Westwood/Doyon office, and reviewed the drill holes database in May 2011. Mr. Sirois is the “Qualified Person” as defined by NI 43-101 who supervised the resource estimation methodology and the preparation of the information as presented in Sections 13.0 and 14.0 of this report (Mineral Resource and Mineral Reserve Estimates).

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Westwood Project	Mineral Resources Report

2.5	Units of Measurement

The following list of conversions is provided for the convenience of readers that are more familiar with the Imperial system.

Linear Measure

1 centimeter (cm)	= 0.394 inches

1 meter (m)	= 3.2808 feet

1 kilometer (km)	= 0.6214 miles

Area Measure

1 hectare	= 100 m by 100 m	= 2.47 acres

1 square kilometer	= 247.1 acres	= 0.3861 square miles

Weight

1 metric ton (tonne)	= 2204.6 pounds	= 1.1023 short tons

1 kilogram (kg)	= 35.274 oz = 2.205 pounds = 32.151 troy ounces

Analytical Values

gram/tonne (g/t)	= 1.0 ppm = 0.0321507 oz

Troy/tonne = 0.0291667 oz Troy/short ton

oz Troy/tonne = 31.1035 g/t

1.0 oz Troy/short ton	= 34.2857 g

Section 2.0	March 2012	2-4

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

2.6	Acronyms

Frequently used acronyms are listed below.

AAS	Atomic absorption spectroscopy, an analytical procedure

CF Plot	Cumulative Frequency Plot; a graphical statistical display of a range of data values

CP Plot	Cumulative Probability Plot; a graphical statistical based on the probabilities

ICP	Inductively-coupled plasma emission spectroscopy, an analytical procedure

QA/QC	Quality Assurance/Quality Control; procedures used to assure accuracy and consistency of analytical results

g Au/t	Grams of gold per tonne

g Ag/t	Grams of silver per tonne

oz/t	Ounces Troy per tonne (metric ton)

oz/T	Ounces Troy per ton (short ton)

ppb	Parts per billion

ppm	Parts per million

Section 2.0	March 2012	2-5

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

3.0  RELIANCE ON OTHER EXPERTS

The lead author, as a Qualified Person, has relied upon data provided by IAMGOLD Technical Services, and Westwood personnel.

Based on his experience, the author considers that the information presented in this report should be considered reliable.

Section 3.0	March 2012	3-1

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

4.0  PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Westwood Project is located in the Quebec province, Canada at a latitude of 48° 15’ North and a longitude of 78° 30’ West (Figure 4.1). The project is on the eastern part of the Doyon property which is located in the municipality of Preissac, Bousquet Township, approximately 40 km east of the town of Rouyn-Noranda and 80 km west of the town of Val-d’Or. The property covers some 20 square kilometres (1993 Ha).

Figure 4.1: Project Location Map

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IAMGOLD Corporation
Westwood Project	Mineral Resources Report

4.2	Property Description

The Doyon (Westwood) Property extends over 5 km east-west by approximately 5 km north-south Table 4-1.

Figure 4.2). It is bounded towards West by the Iamgold Mouska-Authier Property and towards South and East by the Agnico-Eagle LaRonde Property.

The topography is relatively flat, at about 340m above sea level, with hills generally less than thirty meters. Glacial overburden thickness ranges from 0 to 35 meters. The northeast striking Bousquet River Fault crosscuts the Westwood Project into two parts.

4.3	Mining Titles

The Doyon (Westwood) Property consists of 116 mineral claims and one (1) mining lease (B.M. 0695) for a total of 1992.9 Ha (Figure 4.2). Three (3) tailing surface leases (P.R. 999780, P.R. 999794 and P.R. 999803) are superimposed over part of the property. The titleholder name of all those claims and leases is IAMGOLD Corporation at 100%. Details are listed in Table 4-1.

Figure 4.2: Mining Titles

Section 4.0	March 2012	4-2

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Table 4-1 : Doyon (Westwood) - Mineral Claims and Mining Leases

Township /Seigneury	Column /Lot	Type of Title	Title No	Date of Staking	Date of Registration	Expiry Date	Area (Ha)
BOUSQUET		BM	695		1980-07-03	2020-07-02	242.86
BOUSQUET	23	CL	2514873	1966-12-01	1966-12-19	2012-11-30	1,3
BOUSQUET	21	CL	2653051	1967-08-13	1967-08-30	2013-08-12	16.00
BOUSQUET	22	CL	2653052	1967-08-13	1967-08-30	2013-08-12	17,6
BOUSQUET	21	CL	2653053	1967-10-03	1967-10-18	2013-08-12	12,4
BOUSQUET	30	CL	2910241	1969-01-16	1969-02-03	2013-01-15	22,4
BOUSQUET	30	CL	2910242	1969-01-16	1969-02-03	2013-01-15	14.00
BOUSQUET	24	CL	2910243	1969-01-16	1969-02-03	2013-01-15	6,8
BOUSQUET	29	CL	2910244	1969-01-16	1969-02-03	2013-01-15	22,8
BOUSQUET	28	CL	2910245	1969-01-16	1969-02-03	2013-01-15	26,4
BOUSQUET	29	CL	2910251	1969-01-15	1969-02-03	2013-01-15	16.00
BOUSQUET	29	CL	2910252	1969-01-15	1969-02-03	2013-01-15	9,6
BOUSQUET	28	CL	2910253	1969-01-15	1969-02-03	2013-01-15	28.00
BOUSQUET	27	CL	2910254	1969-01-15	1969-02-03	2013-01-15	16.00
BOUSQUET	26	CL	2910255	1969-01-15	1969-02-03	2013-01-15	14.00
BOUSQUET	27	CL	2930951	1969-02-01	1969-02-17	2013-01-31	30,8
BOUSQUET	27	CL	2930952	1969-02-01	1969-02-17	2013-01-31	15,6
BOUSQUET	25	CL	2930953	1969-02-01	1969-02-17	2013-01-31	7,1
BOUSQUET	26	CL	2930954	1969-02-01	1969-02-17	2013-01-31	12,3
BOUSQUET	25	CL	2930955	1969-02-01	1969-02-17	2013-01-31	3,3
BOUSQUET	20	CL	2980591	1969-06-03	1969-06-18	2013-06-02	10.00
BOUSQUET	19	CL	2980592	1969-06-03	1969-06-18	2013-06-02	9,2
BOUSQUET	18	CL	2980593	1969-06-03	1969-06-18	2013-06-02	14.00
BOUSQUET	19	CL	2980594	1969-06-03	1969-06-18	2013-06-02	12.00
BOUSQUET	18	CL	2980595	1969-06-03	1969-06-18	2013-06-02	9,7
BOUSQUET	21	CL	3073251	1970-06-16	1970-07-02	2013-06-15	10,4
BOUSQUET	22	CL	3073252	1970-06-16	1970-07-02	2013-06-15	11,6
BOUSQUET	23	CL	3073253	1970-06-16	1970-07-02	2013-06-15	12,8
BOUSQUET	27	CL	3207861	1971-12-09	1971-12-28	2012-12-08	18.00
BOUSQUET	28	CL	3207862	1971-12-09	1971-12-28	2012-12-08	22,8
BOUSQUET	27	CL	3207863	1971-12-09	1971-12-28	2012-12-08	10.00
BOUSQUET	28	CL	3207864	1971-12-09	1971-12-28	2012-12-08	7,2
BOUSQUET	29	CL	3207865	1971-12-09	1971-12-28	2012-12-08	5,6
BOUSQUET	30	CL	3207871	1971-12-09	1971-12-28	2012-12-08	9,2
BOUSQUET	24	CL	3230362	1972-04-20	1972-05-05	2013-04-11	15,4
BOUSQUET	23	CL	3230364	1972-04-20	1972-05-05	2013-04-11	14,4
BOUSQUET	23	CL	3319131	1973-02-21	1973-03-12	2013-02-20	13,8
BOUSQUET	24	CL	3319132	1973-02-21	1973-03-12	2013-02-20	14,2
BOUSQUET	25	CL	3319134	1973-02-21	1973-03-12	2013-02-20	23,2
BOUSQUET	25	CL	3319135	1973-02-21	1973-03-12	2013-02-20	18,4
BOUSQUET	23	CL	3319141	1973-02-22	1973-03-12	2013-02-21	16,5

Section 4.0	March 2012	4-3

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Westwood Project	Mineral Resources Report

Township /Seigneury	Column /Lot	Type of Title	Title No	Date of Staking	Date of Registration	Expiry Date	Area (Ha)
BOUSQUET	24	CL	3319142	1973-02-22	1973-03-12	2013-02-21	16,4
BOUSQUET	24	CL	3319143	1973-02-22	1973-03-12	2013-02-21	18,4
BOUSQUET	23	CL	3319144	1973-02-22	1973-03-12	2013-02-21	20.00
BOUSQUET	26	CL	3319145	1973-03-22	1973-04-09	2013-02-21	16,4
BOUSQUET	19	CL	3362035	1973-04-04	1973-04-24	2013-04-03	1,8
BOUSQUET	17	CL	3433161	1974-02-05	1974-02-21	2013-02-04	16.00
BOUSQUET	17	CL	3433162	1974-02-05	1974-02-21	2013-02-04	16.00
BOUSQUET	16	CL	3433163	1974-02-05	1974-02-21	2013-02-04	16.00
BOUSQUET	15	CL	3433164	1974-02-05	1974-02-21	2013-02-04	16.00
BOUSQUET	14	CL	3433165	1974-02-05	1974-02-21	2013-02-04	16.00
BOUSQUET	18	CL	3433171	1974-02-04	1974-02-21	2013-02-03	16.00
BOUSQUET	17	CL	3433172	1974-02-04	1974-02-21	2013-02-03	16.00
BOUSQUET	16	CL	3433173	1974-02-04	1974-02-21	2013-02-03	16.00
BOUSQUET	15	CL	3433174	1974-02-04	1974-02-21	2013-02-03	16.00
BOUSQUET	14	CL	3433175	1974-02-04	1974-02-21	2013-02-03	16.00
BOUSQUET	16	CL	3434523	1974-03-20	1974-04-08	2013-03-19	16.00
BOUSQUET	25	CL	3435471	1974-04-20	1975-01-27	2013-01-26	13,7
BOUSQUET	26	CL	3435472	1974-04-24	1975-01-27	2013-01-26	15,5
BOUSQUET	27	CL	3435473	1974-04-27	1975-01-27	2013-01-26	15,1
BOUSQUET	26	CL	3435474	1975-04-11	1975-04-28	2013-01-26	2,1
BOUSQUET	25	CL	3566831	1975-10-20	1975-11-06	2013-10-19	0,3
BOUSQUET	24	CL	3609191	1976-03-29	1976-10-04	2013-10-03	0,1
BOUSQUET	25	CL	3609192	1976-03-29	1976-10-04	2013-10-03	8,1
BOUSQUET	19	CL	3681461	1977-08-22	1977-09-07	2013-08-21	16.00
BOUSQUET	20	CL	3681462	1977-08-22	1977-09-07	2013-08-21	16.00
BOUSQUET	21	CL	3681463	1977-08-22	1977-09-07	2013-08-21	16.00
BOUSQUET	25	CL	3681711	1977-08-22	1977-09-08	2013-08-21	16.00
BOUSQUET	26	CL	3681712	1977-08-22	1977-09-08	2013-08-21	16.00
BOUSQUET	27	CL	3681714	1977-08-22	1977-09-08	2013-08-21	16.00
BOUSQUET	28	CL	3681721	1977-08-23	1977-09-08	2013-08-22	16.00
BOUSQUET	29	CL	3681722	1977-08-23	1977-09-08	2013-08-22	16.00
BOUSQUET	30	CL	3681723	1977-08-29	1977-09-14	2013-08-22	16.00
BOUSQUET	28	CL	3681724	1977-08-23	1977-09-08	2013-08-22	16.00
BOUSQUET	28	CL	3681725	1977-08-23	1977-09-08	2013-08-22	16.00
BOUSQUET	21	CL	3690881	1977-08-10	1977-08-29	2013-08-09	16.00
BOUSQUET	21	CL	3690882	1977-08-10	1977-08-29	2013-08-09	16.00
BOUSQUET	20	CL	3690883	1977-08-10	1977-08-29	2013-08-09	16.00
BOUSQUET	20	CL	3690884	1977-08-10	1977-08-29	2013-08-09	16.00
BOUSQUET	21	CL	3690885	1977-08-10	1977-08-29	2013-08-09	16.00
BOUSQUET	19	CL	3690901	1977-08-10	1977-08-29	2013-08-09	6.00
BOUSQUET	19	CL	3690902	1977-08-10	1977-08-29	2013-08-09	16.00

Section 4.0	March 2012	4-4

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Township /Seigneury	Column /Lot	Type of Title	Title No	Date of Staking	Date of Registration	Expiry Date	Area (Ha)
BOUSQUET	27	CL	3695151	1978-01-14	1978-10-02	2013-01-03	16.00
BOUSQUET	26	CL	3695152	1978-01-14	1978-10-02	2013-01-03	10,4
BOUSQUET	22	CL	3695153	1978-01-04	1978-10-02	2013-01-03	4,4
BOUSQUET	26	CL	3717134	1978-04-22	1978-05-15	2013-04-21	16.00
BOUSQUET	26	CL	3717135	1978-04-22	1978-05-15	2013-04-21	16.00
BOUSQUET	26	CL	3718373	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	27	CL	3718374	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	28	CL	3718375	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	22	CL	3718561	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	22	CL	3718562	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	22	CL	3718563	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	22	CL	3718564	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	22	CL	3718565	1978-04-22	1978-05-10	2013-04-21	8.00
BOUSQUET	23	CL	3718571	1978-04-23	1978-05-10	2013-04-22	16.00
BOUSQUET	23	CL	3718572	1978-04-23	1978-05-10	2013-04-22	16.00
BOUSQUET	23	CL	3718573	1978-04-23	1978-05-10	2013-04-22	16.00
BOUSQUET	23	CL	3718574	1978-04-23	1978-05-10	2013-04-22	16.00
BOUSQUET	24	CL	3718575	1978-04-23	1978-05-10	2013-04-22	16.00
BOUSQUET	24	CL	3718581	1978-04-24	1978-05-10	2013-04-23	16.00
BOUSQUET	24	CL	3718582	1978-04-24	1978-05-10	2013-04-23	16.00
BOUSQUET	25	CL	3718583	1978-04-24	1978-05-10	2013-04-23	16.00
BOUSQUET	25	CL	3718584	1978-04-24	1978-05-10	2013-04-23	16.00
BOUSQUET	25	CL	3718585	1978-04-24	1978-05-10	2013-04-23	16.00
BOUSQUET	24	CL	3718591	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	25	CL	3718592	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	26	CL	3718593	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	27	CL	3718594	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	28	CL	3718595	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	24	CL	3718601	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	25	CL	3718602	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	26	CL	3718603	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	27	CL	3718604	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	28	CL	3718605	1978-04-22	1978-05-10	2013-04-21	16.00
BOUSQUET	18	CL	4271441	1984-02-21	1984-03-08	2013-02-20	7.00
BOUSQUET		CLD	P360010		1968-09-26	2013-09-25	17,9

In 2008 and 2009, two (2) surface leases (822126, 822198) were surveyed to define areas for the Westwood exploration shaft site, the Warrenmac ramp and other Westwood surface infrastructure such as a ventilation raise and service buildings (See Table 4-1). Note that these leases are not included in Table 4-1.

Section 4.0	March 2012	4-5

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

4.4	Legal Surveys

The original Doyon Property boundary was surveyed by J.-P. Deslauriers, A.G., in April 1978. This survey covers the south-eastern part of the actual Doyon Property starting from the western border of mining lease 0695 (Figure 4.2) to the eastern limit of the claims. The Westwood Project is located entirely within this surveyed area.

Others surveys were conducted over different blocks inside and around the Doyon (Westwood) property such as: 1979 (J.-P. Deslauriers, A.G. – Mouska area), 1982-83 (J.-L. Corriveau, A.G. – around BM 0695), 1990 (J.-L. Corriveau, A.G. – Mouska and West areas) and 1992 (J.-L.Corriveau, A.G. – Tailing pounds areas). Maps are available in the Westwood Project office.

On the 16th of April 2010 an application was filed with the Québec Ministry of Natural Resources and Fauna (MRNF) to request an additional mining lease for the Westwood project development and referred as B.M. 1002. The legal survey was completed by J.-L. Corriveau, A.G., but has not been granted yet. Details of this application are also available at the Westwood Project office.

4.5	Requirements to Maintain the Claims in Good Standing

Fees for mining leases and tailing surface leases are due at the MRNF yearly at their date of anniversary which are spread from April to July. A mining lease is initially valid for 20 years and may be extended for additional periods of ten (10) years. In the Doyon mine case B.M. 695 it was extended for a second period of ten (10) years up to 2020, July 2nd.

All other mineral claims are held in good standing. In Quebec, the rent of each claim depends mainly on its holding time and location. For the Doyon (Westwood) mineral claims, the average rent per mineral claim is $26 per two (2)-year period. Work requirements per mineral claim are of $1,000 in average and any excess of work credits may be applied for subsequent renewals. To accumulate credits on mineral claims, a technical report explaining exploration activities (type, time, location, costs, results, responsible persons and utilized contractors, contractor) must be filed with the MNRF as statutory works. This report should be registered within two (2) years after the expenditures have been incurred.

In the renewal process, the excess of accumulated work credits on a claim can also be applied to renew claims located in a radius of 4.5km. For the Doyon (Westwood) property, the work credits totals over $12.7 M and as long as the regulation remains unchanged, the excess will cover existing Doyon and Mouska mines claims for a minimum of 100 years.

Section 4.0	March 2012	4-6

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

The global requirement for the Doyon (Westwood) property is about $146,600 of work credits and $3,744 of rents for every two (2) years. All claims are currently in good standing until 2013 and the standard renewal process for the claims will be continued.

4.6	Titles and Obligations / Agreements

The Doyon-Westwood property is held 100% by IAMGOLD Corporation. There are no agreements, joint venture partners, or third party obligation attached to the Westwood Project.

4.7	Exceptions to Title Opinion

The author is not aware of any exceptions to the title as described above, and did not review any documentation which would indicate anything other than clear title to the property.

4.8	Royalties and Other Encumbrances

In 1998, following the purchase of the 50% remaining interest of the Doyon property a participation right was granted to Barrick Gold Corporation. In August 2008, IAMGOLD acquired the Doyon/Westwood Royalty from Barrick Gold Corporation for US$13M. This acquisition allows future production from Westwood to be free from Royalty obligations.

4.9	Environmental Liabilities

IAMGOLD is accredited ISO-14001. This means that the company has implemented procedures and environmental policies that follow or are subject to all relevant Federal and Provincial Laws. Since 1980, the Doyon Mine has produced 5.3 M ounces of gold from sulfide-bearing ores extracted using open-pit and underground infrastructure. Mining activity has resulted in mill tailings, sulfide-bearing mine dumps, and mine water effluent. A restoration plan was submitted to the MRNF and revised in 2009. Total expected closure costs are $45M, of which $34.5M has been earmarked for the rehabilitation of mine dumps and tailing ponds. At this time, $18.26M was paid to the MRNF. Rehabilitation work began in 2008 with the trucking of sulfide-bearing waste back into the inactive open-pit.

The new revision was submitted in March 2010 and included Westwood. At this time, the MRNF asked a new closure plan for Westwood project, excluding Doyon mine. Westwood will use the same mill and water management facilities. Doyon reclaiming is not part of this budget and was not taken into account in this study. The environment cost was evaluated at $1.1M per year versus $2.0M per year for Doyon. It was assumed that the difference will be carried by the Doyon mine reclamation budget.

Section 4.0	March 2012	4-7

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

4.10	Permits and Licenses

Permitting for exploration activities in Québec is associated with the claim staking process. For more advanced exploration projects (bulk sample, development work) a surface lease or mining lease is required.

It is expected that the operation of Westwood would continue to be within the parameters of existing permits and approvals of Doyon. As the project options are reviewed, the potential environmental effects will be analyzed and mitigated to ensure no significant environmental impact. The project options may be subject to provincial and/or federal government environment impact assessment requirements, which will require additional time in the project schedule to allow for the approval process. The exact approval requirements will be determined in the Pre-feasibility Study.

Applicable environmental regulations for Westwood include:

—	Rehabilitation Certificate (Attestation d’Assainissement);

—	Certificate of Authorization under the Environment Quality Act;

—	Québec’s Wildlife Conservation Act (Loi sur la conservation et la mise en valeur de la faune);

—	Québec’s Wildlife Habitat Conservation guiding principles (Les lignes directrices pour la conservation des habitats fauniques);

—	Canadian Environmental Assessment Act.

For Westwood, all the necessary permits were obtained to build the following infrastructures: gravel road, woodcutting, electric power line, communication line and water line. All are located inside the new surface lease. This lease allows the building of infrastructures such as: Warrenmac ramp, exploration shaft, ventilation raise, waste pad and water pound, ore extraction.

4.11	Other Significant Factors and Risks

On April 16, 2010 an application was filed with the Québec Ministry of Natural Resources and Fauna (MRNF) to request an additional mining lease for the Westwood project development and referred as B.M. 1002. A certificate of authorization was also asked in summer 2011 to the MRNF to use the former Doyon open pit as a tailings storage area. At the time of completion of this technical report, these two requests were still under review by the MRNF.

Section 4.0	March 2012	4-8

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

The Author is confident to receive a positive answer from the MRNF for the mining lease request. For the usage of the Doyon open pit as a tailings storage area, the request refusal by the MRNF would signify to find another solution for the storage of Westwood tailings. The actual Doyon tailings storage areas have a 4 year remaining capacity and could be used for the Westwood tailings storage with rehabilitation works.

The author did not review any other significant factors and/or risks that may affect access, title, or the right or ability to perform work on the property.

Section 4.0	March 2012	4-9

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

5.0  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The property is located on Arthur Doyon Road, 4 km East from the intersection of La Pause Road and Arthur Doyon Road. There are presently two routes leading to this intersection:

—

From the south, the intersection is accessible via the paved Provincial road no. 117 which connects Rouyn-Noranda and Val-d’Or then 1 km towards North via the secondary paved road leading to Mont-brun and Aiguebelle National Park (Mont-Brun Road);

—

From the north, the intersection is accessible via the Mont-Brun Road, which connects the paved Provincial road no. 117 and the paved Regional road no. 101 though the municipalities of Mont-Brun, Cléricy and D’Alembert.

5.2	Topography and Elevation

The Westwood Project is located in glaciated terrain, underlain by volcanic rocks. The physiography is relatively flat (less than 35 meters differential elevation) and at about 340 m above the sea level. Overburden varies from 0 to 35 meters thick. Even if the drainage is good (multiple permanent and intermittent creeks), the clayey soil can be water-logged during the summer season.

5.3	Vegetation

Spruce, pine, fir, larch, poplar, birch and cedars are the main varieties of the mature forest covering the Westwood area. In November 2008, the required permits were secured and woodcutting was completed over the Westwood surface lease area. As the project is close to a National Park, local wild animals are observed on the property from time to time.

5.4	Climate and Operating Seasons

The regional climate varies from dry-hot (up to 35°C) in summer time (end of June to September); to cold with snowfalls (down to -40°C) in winter (end of December to March). There is no rainy season but in the summer muddy trail conditions can slow surface exploration activities, as there is a need to avoid releasing suspended materials into the streams (environmental condition). However, access is available year-round.

Section 5.0	March 2012	5-1

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

5.5	Local Resources and Infrastructure

The 120 km separating Rouyn-Noranda from Val-d’Or is scattered with producing and past-producing mining projects such as: Mouska, Doyon, Bousquet, LaRonde, Lapa, Osisko and Goldex. The local workforce is recognized as skilled and experienced mine workers (miners and staff) and a lot of suppliers are located in Rouyn-Noranda and Val-d’Or. The Westwood Project will be very attractive to potential employees due to its potential longevity, its accessible location and the competitive working conditions offered by IAMGOLD.

Other than the paved roads between Rouyn-Noranda, Val-d’Or and the mine site, the local infrastructure consists of site roads that include access from the main gate to the Doyon open pit, the Doyon tailing area, the Doyon process plant area which will also be used for the Westwood Project, the administration building area, the technical service building area, the Warrenmac ramp, the Westwood shaft and service buildings area (Figure 5.1).

As described in Chapter 4.0 (and section 4.5 in particular) of this technical report, the excess of accumulated work credits for the Doyon (Westwood) property will cover existing Doyon and Mouska mines claims for a minimum of 100 years. The actual surface rights available around the Westwood Project infrastructures (Doyon and Mouska mines claims) are sufficient for future mining operations, including potential tailings storage areas and potential waste disposal areas. A certificate of authorization was asked in summer 2011 to the Ministry of Natural Resources and Fauna (MRNF) to use the former Doyon open pit as a tailings storage area. At the time of completion of this technical report, the request was still under review by the MRNF.

Communication, fast network links and water supply facilities are available at the Doyon Mine Site. These were extended to the Westwood Project in 2008. 25 KV power lines were also built to supply the Westwood exploration shaft and the ventilation raise. A new well for water supply will be installed in 2011-2012 and a new technical service building is planned to be built in 2012-2013, both located in the Westwood shaft area.

The nearest active railway line is located less than 10 km south of the Project and the nearest active airport is the Rouyn-Noranda airport located less than 25 km east of the Project.

Section 5.0	March 2012	5-2

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Figure 5.1: Doyon (Westwood) mining property

Section 5.0	March 2012	5-3

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

6.0  HISTORY

The first exploration activities reported on the Doyon-Westwood property date as far back as 1910. Towards the 1930’s and 1940’s, development works (shallow exploration shafts and drifts) were instigated by the Mooshla G.M. Company over the Mooshla-A and Mooshla-B occurrences both located in the western part of the Doyon-Westwood Property (Production of Mooshla-A : 4,444 tons at 27.0 g/t Au). Simultaneously (1938), O’Leary Malartic G.M. Ltd was working on the Westwood occurrence in the eastern part of the Doyon-Westwood Property (surface works, shallow shaft and drifts).

The Doyon site was the subject of more intense prospecting in the 1960’s by the prospector Arthur Doyon. In 1972, it became the co-property of Silverstack Mines Company Ltd and of SOQUEM, which carried out exploration works between 1972 and 1975. In 1977, Long Lac Mineral Exploration Ltd (Lac Minerals Ltd) took over Silverstack Mines Ltd, and a drilling survey of 120 holes brought the Doyon deposit into production in February 1980. In 1983, a surface exploration campaign led to the discovery of Doyon West Zones.

Through the years, exploration efforts were mainly concentrated on the Doyon Mine. In 1986 Cambior took over SOQUEM’s mine assets, including 50% of the Doyon Mine. Exploration programs were then conducted on Doyon from underground and on the Westwood-Warrenmac areas from surface. The Warrenmac sulphide-lens was delimited at that time. As of 1989 Doyon essentially became an underground mining operation. In 1994, Barrick Gold Corp. took over Lac Minerals Ltd assets and acquired its 50% interest in the Doyon mine. In January 1998, Cambior acquired Barrick’s 50% interest to become the sole owner. From 1986 to 2001 (Cambior, Lac Minerals and Barrick Gold), a total of 128 holes were drilled from the surface on the Westwood-Warrenmac occurrences. These drill holes were located South and East of the Doyon open pit on both eastern and western sides of the Bousquet Fault.

In 2002, Cambior’s Exploration team initiated geological compilation that led to target the favourable Bousquet Formation at depth where good alteration patterns were recognized. The first drilling phase from surface (2002) led to the Westwood and North Corridor mineralization discovery at depth, on the eastern side of the Bousquet Fault. A five-year exploration program followed, targeting the favourable Westwood corridor at depth. In the original scheme, project expenses for the entire program (Westwood and Mooshla) totalled $11.3 M to realize 50,000 meters of drilling and 2.6 kilometers of drift development excluding follow-up.

Section 6.0	March 2012	6-1

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Finally, in November 2006, IAMGOLD Corporation took over Cambior Inc. and acquired all of its assets including the Doyon mine and Westwood Project.

6.1	Ownership

Since 1978 ownership changes resulted from privatization, take over or acquisition (described above). During this time the mining concession and property borders remain approximately the same, modification being limited to within the property limits when additional blocks were surveyed for tailings disposal (claims transformation). Since November 2006, IAMGOLD Corporation holds 100% property’s interest.

6.2	Project Expenditures

Table 6-1 summarizes previous exploration activities from 1938 to 2004 for the Westwood area. Exploration expenditures prior to Cambior’s 2002 involvement have not been taken into account, however they left $4.4M of unused exploration credits on claims.

Table 6-1 : Previous (1938-2004) Exploration Drilling – Westwood

Previous Exploration Drilling Warrenmac – Westwood Area
Year	Surface/Underground Exploration	Area	Total holes	Total meters	Dimension
1938	Shaft	WW		76.2 m
1938-95	From surface and underground	WW Cadillac Group North Zone	47 holes 2 holes 5 holes	23 604 m 252 m 1 290 m
1995	Surface	Schiste / WW	6 holes	6 430 m	BQ/NQ
1996	Surface	Warrenmac	10 holes	3 283 m	BQ/NQ
1999	Surface	Schiste / WW	2 holes	864 m	BQ/NQ
2001	Surface	Schiste / WW	7 holes	5 661 m	BQ/NQ
2002	Surface Underground	Schiste / WW Schiste / WW	6 holes 2 holes	5 855 m 1 989 m	AQ/BQ/NQ NQ
2003	Underground	10-2/J-125	2 holes	2 707 m	NQ
2004	Underground	14-01/J-125/WW	6 holes	5 240 m	NQ/BQ
TOTAL			95 HOLES	57 251 m

The Table 6-2 summarizes recent (2004 – September 2010) exploration activities and investments for the Westwood area.

Section 6.0	March 2012	6-2

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Table 6-2 : Recent (2004-2011) Exploration Works – Westwood Project

Year	Drifting (m)	Surface drilling (holes/ wedges)	Surface drilling (m)	Underground drilling (holes / wedges)	Underground drilling (m)	Costs before tax credits
2004	Lateral 752 m	Exploration 0 h	4 233	Exploration 2 h	3 064	C$3.05 M
2005	Lateral 910 m	Exploration 7 h	6 303	Exploration 9 h	9 727	C$3.451 M
2006	Lateral 976 m	Exploration 0 h	0	Exploration 22 h	16 972	C$ 4.438 M
2007	Lateral 915 m	Exploration 3 h / 2 w	1 712	Exploration 26 h	26 038	C$ 6.522 M
2008	Lateral 1 815 m	Valuation 16 h	5 655	Valuation 91 h	22 443	C$ 29.450 M
	Vertical 0 m	Exploration 46 h / 15 w	17 513	Exploration 19 h / 22 w	23 191
	Raise 21 m	Engineering 4 h	1 248	Engineering 5 h / 4 w	1 396
Total 2008	1 836 m	66 h / 15 w	24 416	115 h / 26 w	47 030	C$ 29.450 M
2009	Lateral 3 680 m	Valuation 24 h / 8 w	9 491	Valuation 168 h / 2 w	34 504	C$ 104.856 M
	Vertical 416 m	Exploration 12 h / 2 w	9 112	Exploration 24 h / 18 w	28 400
	Shaft/Raise 1 117 m	Engineering 0 h	0	Engineering 15 h	3 173
Total 2009	5 213 m	36 h / 10 w	18 603	207 h / 20 w	66 077	C$ 104.856 M
2010	Lateral 5 953 m	Valuation 0 h	0	Valuation 236 h	44 367	C$ 108.373 M
	Vertical 708 m	Exploration 0 h	0	Exploration 28 h / 15 w	29 863
	Shaft/Raise 1 228 m	Engineering 0 h	0	Engineering 11 h	1 187
Total 2010	7 889 m	0	0	275 h / 15 w	75 417	C$ 108.373 M
2011 (End of May)	Lateral 3 418 m	Valuation 0 h	0	Valuation 109 h	25 690	C$ 46.515 M
	Vertical 264 m	Exploration 0 h	0	Exploration 12 h / 7 w	12 371
	Shaft/Raise 286 m	Engineering 0 h	0	Engineering 4 h	101
Total 2011	3 968 m	0	0	135 h / 7 w	38 162	C$ 46.515 M
Total	Lateral 18 419 m	Valuation 40 h / 8 w	15 146 m	604 h / 2 w	127 004 m	C$ 306.385M
	Vertical 1 388 m	Exploration 68 h / 19 w	38 873 m	152 h / 62 w	149 626 m
	Shaft/Raise 2 652 m	Engineering 4 h	1 248 m	35 h / 4 w	5 857 m
Grand- Total	22 459 m	112 h / 27 w	55 267 m	791 h / 68 w	282 487 m	C$ 306.655M

Section 6.0	March 2012	6-3

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

6.3	Doyon Historical Mineral Resource and Mineral Reserve Estimates

The Doyon Mine, adjacent to Westwood, does not constitute the main object of this report. Historical reserves stated in this section, related to Doyon, are listed for information purposes only, do not necessarily conform to CIM definitions, and therefore are not NI 43-101 compliant. The historical reserves quoted in this section relate to historical underground mining activity on the Doyon Mine and refer to Doyon Annual Reserves Report. A description of Proven and Probable reserves is not provided in this document. They are not included in the discussion of current resources in Section 13 of this report.

The Doyon mine ceased production in December 2009 after almost 29 years of operation. Figure 6.1 shows cumulative production and reserves. As shown in Table 6-3, a total of 31,568,610 tonnes have been extracted from the Doyon Mine for a production of 5,300,000 ounces at an average recovery rate of 94.9%.

Figure 6.1 : Cumulative Production and Reserves at Doyon Mine

Section 6.0	March 2012	6-4

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Table 6-3 : Historical Production at Doyon Mine

DOYON MINE HISTORICAL PRODUCTION
	Open Pit Mining		Underground Mining		Low Grade		TOTAL
Year	Tonnage (m.t.)	Grade (gr Au/m.t.)	Tonnage (m.t.)	Grade (gr Au/m.t.)	Tonnage (m.t.)	Grade (gr Au/m.t.)	Tonnage (m.t.)	Grade (gr Au/m.t.)	Onces
1980	685 745	4.30					685 745	4.30	70 124
1981	781 841	5.20					781 841	5.20	109 104
1982	1 228 370	4.90					1 228 370	4.90	152 221
1983	1 322 538	4.90					1 322 538	4.90	177 250
1984	1 086 580	5.40	12 001	8.80			1 098 581	5.44	187 222
1985	1 140 424	4.90	17 289	12.70			1 157 713	5.02	170 188
1986	1 276 508	4.80	90 344	15.10			1 366 852	5.48	212 912
1987	1 028 404	5.20	232 674	11.80			1 261 078	6.42	248 848
1988	954 356	5.20	491 823	8.80			1 446 179	6.42	279 981
1989	59 961	7.10	787 760	8.30	253 744	2.50	1 101 465	6.90	234 693
1990			832 552	9.00	189 216	2.50	1 021 768	7.80	243 452
1991			999 244	8.00	139 717	2.60	1 138 961	7.34	257 271
1992			1 064 908	7.50	90 657	2.60	1 155 565	7.12	252 112
1993			1 102 983	7.20	21 631	2.60	1 124 614	7.11	252 317
1994			1 019 835	7.20	119 025	1.60	1 138 860	6.61	233 862
1995			1 164 601	6.20	30 482	1.40	1 195 083	6.08	219 346
1996	121 625	6.40	965 992	6.10	59 150	1.20	1 146 767	5.88	209 578
1997	56 577	3.60	934 125	5.10	243 079	1.20	1 233 781	4.26	162 673
1998			1 167 091	5.30	63 528	1.00	1 230 619	5.08	192 636
1999	23 874	3.40	1 071 474	5.70	172 797	1.00	1 268 145	5.02	195 982
2000	35 080	4.40	1 125 482	5.00	34 065	1.00	1 194 627	4.87	186 422
2001			1 083 347	5.50	161 180	1.00	1 244 527	4.92	188 289
2002			1 152 142	4.60	34 462	1.00	1 186 604	4.50	163 599
2003			1 008 251	5.00	155 608	1.00	1 163 859	4.47	160 211
2004	167 201	1.60	930 365	4.40	40 653	1.00	1 138 219	3.87	136 076
2005			659 083	4.90	33 190	1.00	692 273	4.71	102 194
2006	86 877	1.40	593 216	4.90	59 402	1.00	739 495	4.18	95 416
2007			515 939	5.10			515 939	5.10	82 359
2008			328 836	6.65	536	1.00	329 372	6.64	67 400
2009			259 170	6.50			259 170	6.50	52 331

Total	10 055 961	4.92	19 610 527	6.27	1 902 122	1.64	31 568 610	5.56	5 296 069

The Doyon shaft has been in operation until August 2011. It was closed after the Westwood shaft has been completed and is functional to the depth of 1,040m.

6.4	Westwood Mineral Resource Evolution

All the Westwood Project mineral resource estimates provided in this technical report were prepared by the IAMGOLD personnel and conform to CIM definitions, and therefore are NI 43-101 compliant. They are included in the discussion of current resources in Section 13 of this report as an evolution of the Westwood mineral resource since the initial resource estimation prepared in 2007.

An initial resource estimation for the Westwood Project was performed by the IAMGOLD Exploration Division based in Val-d’Or, QC in the first semester of 2007. It resulted in the identification of 11.5 M tonnes of inferred resources grading 8.2 g Au/t, or approximately 3 million contained ounces of gold, in

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Westwood Project	Mineral Resources Report

using a cut-off of 4g Au/t and a minimum width (true width) of 3.0 meters (IAMGOLD Corporation, August 2007). This triggered a Scoping Study in order to evaluate the economic potential of the project (IAMGOLD Corporation, August 2007).

Figure 6.2 shows inferred resources history and type of work on the Westwood Project from 1934 up to the first non-published internal scoping study (IAMGOLD Corporation, August 2007).

Figure 6.2 : Exploration work and Inferred Resource History – Westwood Project

In July 2008, a new update on resource estimate prepared by the Author and based on additional drilling information shown a total of 11.3 M tonnes of inferred resources grading 8.7 g Au/t using a cut-off of 4 g Au/t and a minimum width (true width) of 3.0 meters (IAMGOLD Corporation, February 27, 2009). A second non-published internal Scoping Study was prepared in December 2008 to support future exploration investment on the property.

In June 2009, a third resource estimate was prepared by the Author based on additional drilling information (IAMGOLD Corporation, December 2009). More on 9.3 M tonnes of inferred resources grading 11.4 g Au/t, or approximately 3.4 million contained ounces of gold, in using a cut-off of 6g Au/t with all lens capped at 15g Au/t and a minimum width (true width) of 2.0 meters.

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Westwood Project	Mineral Resources Report

In October 2010, a fourth resource estimate was prepared by the Author based on additional drilling information and resulted in an update to 9.7 M tonnes of inferred resources grading 11.1 g Au/t, or approximately 3.5 million contained ounces of gold, using a cut-off of 6 g Au/t with all lens capped at 15g Au/t and a minimum width (true width) of 2.0 meters. A total of 725 k tonnes of indicated resources grading 8.2g Au/t was also identified (IAMGOLD Corporation, April 1st 2011).

In May 2011, a fifth resource estimate was prepared by the Author based on additional drilling information. This report is a technical document based on a new revised resource estimate of 9.4 M tonnes of inferred resources grading 11.3 g Au/t, or approximately 3.4 million contained ounces of gold, using a cut-off of 6 g Au/t with all lens capped at 15g Au/t and a minimum width (true width) of 2.0 meters. A total of 779 k tonnes of indicated resources grading 12.3g Au/t was also identified.

The Westwood Project is an exploration project and no commercial production of gold is actually performed at the Westwood Project.

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Westwood Project	Mineral Resources Report

7.0  GEOLOGICAL SETTINGS AND MINERALIZATION

7.1	Regional Geology

The Westwood Project is part of the Doyon-Bousquet-LaRonde (DBL) mining camp (Figure 7.1). The project is located within the Southern Volcanic Zone of The Abitibi Sub-Province, within Archaean volcanic and intrusive rocks of the Bousquet Formation (2701-2696 Ma), at the top of the Blake River Group (BRG: 2703-2694 Ma). The DBL mining camp hosts two world class deposits (the Doyon and LaRonde-Penna mines). It is by far the largest gold-copper-zinc-silver producing district in Quebec with a total production, current resources and reserves record of 145 Mt averaging 5.5 g/t Au for 25.5 Moz.

Four deposit styles are recognized in this camp: 1) gold-rich base metal, 2) vein stockworks and sulphide disseminations (Au±Cu-Zn), 3) intrusion-related Au-Cu-sulphide-rich veins and 4) shear-related Au-Cu-sulphide-rich veins. After 30 years of exploration and mining activity, two mines are still in operation in the immediate area of the project (Mouska and LaRonde-Penna). Recent scientific works (Mercier-Langevin et al., 2009) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde-Penna mine and the rocks hosting the Warrenmac-Westwood mineralized corridor at Westwood. Consequently, there is excellent potential for gold-rich VMS mineralization to occur on the property.

7.2	Local and Property Geology

The Westwood Project is located within the limits of the Doyon property (Figure 7.1) and covers the Blake River metavolcanic Group (BRG) and a part of the metasedimentary Cadillac (CG) and Kewagama Groups. The Mooshla intrusive, a synvolcanic differentiated pluton, intrudes the volcanics in the western part of the property. Excluding the West Zone, which is hosted within the Mooshla intrusive, most of the Doyon mine production comes from the felsic volcanic rocks (Main Zone #2), the mafic to intermediate volcanic (Central Zone) and the sericitic shear zone (Zone #1). Gold bearing VMS and disseminated sulphide zones occurring in the eastern part of the claims are known as the Warrenmac and Westwood showings, respectively to the west and to the east of the Bousquet Fault (BF).

Within the New Zones (#2 Extension, North Corridor) and Warrenmac/Westwood areas, the stratigraphy generally strikes east-west (N100-110°) and dips steeply to moderately (70-80°) towards the South. The regional interpretation suggests a southerly facing direction in the area of the project.

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Westwood Project	Mineral Resources Report

Figure 7.1 : Regional/local geology – Westwood project location (plan &longitudinal views)

La Pause Twp.
Bousquet Twp.
Preissac Twp.
Cadillac Twp.
Mouska
IAMGOLD
Doyon
IAMGOLD
Mouska
Mic Mac
Mooshla
Doyon
Warrenmac
Westwood
Ellison
Bousquet-LaRonde
Agnico-Eagle
El-Coco
Agnico-Eagle
Doréva
Norgold
0
1
2 km
Geology
Blake River Group
Basalt and Tuff
Andesite
Felsic Tuff / Rhyolite
Quartz-Feldspar Porphyry
Mooshla Intrusive
Other
Piché Group
Cadillac Group
Malartic Group
Sedimentary Rocks
Diabase Dyke
Doyon Schist
Mineralized Zone
Fault
Shaft
Mouska
0.8 Moz Au
Mooshla
A and B
Doyon
6.6 Moz Au
Westwood
3.4 Moz Au
Bousquet
3.9 Moz Au
LaRonde/Penna
10.0 Moz Au
Warrenmac
Westwood
Ellison
Bousquet 1
Bousquet 2
Dumagami
LaRonde-Shaft 2
Exploration drift
Exploration Drift
Exploration drift
1km
2km
0
1
2 km
IAMGOLD
IAMGOLD
(Doyon Division)
Agnico-Eagle
(Bousquet Complex)
Modified from
Mercier-Langevin et al.

Geology of the Doyon-Bousquet-LaRonde Camp

The deformation is heterogeneous and varies in intensity from moderate to strong. The regional foliation is east-west, parallel to the stratigraphy, with dips varying from sub-vertical to 70° towards the south. The regional metamorphism is transitional from greenschist to lower amphibolites.

7.2.1	Lithology and Stratigraphy

The volcanic stratigraphic column was originally divided into six units by Savoie et al. (1991). Subsequent reviews by Lafrance et al. (2003) and Mercier-Langevin et al. (2009) subdivided the units into distinguishable members based on textural and/or chemical parameters (Figure 7.2).

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Westwood Project	Mineral Resources Report

From north (base of the stratigrafic column) to south (top of the stratigrafic column) these are:

Unit #1 (Hébécourt Formation): This unit consists of tholeiitic basalt with pillowed, brecciated and massive flow textures with some glomeroporphyritic bands. Numerous gabbroic sills and rare narrow argillic beds are also noted.

The Hébécourt Formation is overlain by the BLAKE RIVER GROUP (Bousquet Formation) which is subdivided as follows:

Lower member: Tholeiitic to transitional affinity (2698 Ma).

Units #2.0 – 2.1: Overlying and intercalated with the Hébécourt Formation, unit #2 is mainly composed of tholeiitic quartz (feldspar) phyric felsic rocks of intrusive origin (initially interpreted as tuff). The Bousquet Zone #6 is located in this unit.

Units #3.1 – 3.2 – 3.3: These units correspond to tholeiitic to transitional mafic to intermediate volcanic rocks displaying tuffaceous and flow textures. East of the Bousquet Fault, the southern (upper) contact is not obvious as unit #3 is in contact with similar rock types of unit #4.4. Unit #3 hosts parts of the Main Zone (Zone 2) at Doyon Mine.

Units #4.1 – 4.2 – 4.3: These units present tuff and flow textures. Units #4.1 and 4.2 have a tholeiitic to transitional affinity and felsic to intermediate composition. Unit #4.3 is transitional and dacitic to rhyolitic in composition. Units #4.2 and 4.3 host most of the Doyon - Main Zone (Zone 2) and the Westwood - Zone 2 Extension. Part of the #4.3 unit is affected by an E-W deformation corridor which pinches at depth and east of the Doyon mine area. This shear zone (hosting Zone #1 at Doyon) deforms several rock types (units #4.2, 4.3 and the base of 4.4) and it is described as sericitic schist.

Units #4.4: This heterogeneous unit, presenting a transitional affinity, is essentially composed of mafic to intermediate tuff and lavas. This unit hosts the Zones #4 and 5 at Bousquet #1, the North Corridor and a part of the Zone 2 Extension mineralizations on the Westwood Project.

Units #4.5: Overlying the unit #4.4, we have the unit #4.5 which has a transitional affinity and is essentially composed of dacitic to rhyolitic tuff and flows with local feldspar crystals. This unit hosts the Warrenmac and Westwood showings.

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Westwood Project	Mineral Resources Report

Figure 7.2: Doyon-Bousquet-La Ronde regional stratigraphy (from Mercier-Langevin et al. 2009)

Upper member: Transitional to calc-alkaline affinity (2698-2694 Ma).

Units #5.1 – 5.2 – 5.3: Mainly composed of dacitic to rhyolitic lapilli to blocky tuffs with common feldspar porphyry and in unit #5.3, blue quartz phenocristals. These units, transitional to cal-alkaline, host Zones 3, 2 and 1 at Bousquet-1, all Bousquet-2 lenses and LaRonde zones 7, 6, 20N and 20S.

Unit #5.4: This andesitic to basaltic transitional to tholéiitic unit, could be volcanic or intrusive origin. Initially encountered only on LaRonde and Bousquet properties, it is now recognised on the Doyon property. Its distribution in the hanging wall of the Westwood ore zones is variable. At LaRonde, this unit seems to be related to the 20N and 20S lens.

The Blake River Group is covered by the CADILLAC SEDIMENTARY GROUP to the south.

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Westwood Project	Mineral Resources Report

Mooshla Intrusive: In the western part of the property, units #3.1 – 3.2 – 3.3 and #4.2 – 4.3 are intruded by the multiphase synvolcanic Mooshla pluton. The intrusive dioritic phase (northern part) hosts the main part of the Mouska mine while the tonalitic or alaskite phase to the south hosts the Doyon West Zones. The Mooshla intrusive will not be discussed in this report.

Figure 7.3 shows a geological plan view of the Westwood Project while Figure 7.4 shows a South-North cross-sectional interpretation of the Westwood deposit.

Figure 7.3: Geological Map – Plan view of Level 084

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Westwood Project	Mineral Resources Report

Figure 7.4: South-North cross-sectional interpretation of the Westwood deposit

S
N
6000N
7000N
Warrenmac Ramp
Warrenmac lens
Westwood Shaft
Level 036 (-360m)
U5.2 U5.1 U4.4 U4.2
Level 060 (-600m)
Level 084 (-886m)
Westwood lens
4000Elev
Level 104 (-1040m)
Zone 2 lens
SEDIMENTS
U3.3
U2.0
U1.1
North Corridor lens
Bousquet Fault
U5.2
3000Elev
Doyon Fault
IAMGOLD
PROJET WESTWOOD
Section 14380E
U1.1 Basalts
U2.0 Porphyric volcanics and basalts
U3.3 Mafic - altered lapilli volcanics
U4.2 Felsic - altered volcanics
U4.4 Mafic volcanics
U5.1 Intermadiate-felsic - altered volcanics
U5.2 Felsic - lapilli volcanics

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Westwood Project	Mineral Resources Report

7.2.2	Structural Geology

All lithologies of the Blake River Group have been affected by north-south compression, which resulted in a sub-vertical to steeply south dipping east-west schistosity. High-strain east-west corridors are observed throughout the property. Outside of these narrow corridors, primary volcanic textures are typically well preserved.

A dominant fault zone presents on the Doyon property corresponds to an east-west deformation corridor. It is marked by a sericitic schist, with highly deformed rocks occupying a true width assemblage of up to 150 meters. The deformation affects completely or partially felsic (#4.3) and mafic (#4.4) units. The schist dips at about 65º towards the south. The intensity of deformation and associated sericitization appear to reduce with depth. East of the Bousquet Fault, deformation and alteration seem to decrease but the extension of this corridor is not well known.

Late conjugate brittle faults (NE-SW and NW-SE) and joints occur throughout the Doyon property. The most significant are the Doyon Fault (dip ±50°SE) and Bousquet Fault (dip ±80°SE). The latter shows a sinistral apparent displacement of about 300 meters that affects the new mineralized zones. The vertical movement related to this fault is not well-documented but seems negligible based on field observations.

7.2.3	Alteration

The Westwood area covers three pervasively altered, east-west trending corridors that are stacked from north to south and located midway between the Doyon and Bousquet 1 deposits. Recent study (Wright-Holfed A. et al., 2010) reveals that the three corridors share similarities with each others in terms of alteration and assemblages. Most of the alteration minerals present in the Weswood deposit area is the result of metamorphism of synvolcanic alteration.

Zone 2 extension footwall and hanging wall alteration assemblages is composed of quartz-sericite-plagioclase with weak chlorite-muscovite-garnet content. North Corridor footwall shows quartz-sericite-chlorite-garnet with little biotite-calcite assemblage while the hanging wall presents quartz-muscovite-biotite-chlorite alterations. Footwall of the Westwood-Warrenmac corridor is marked by a quartz-muscovite-sericite-calcite-garnet alteration with addition of plagioclase and titanite in the hanging wall. Multiple geochemical samples were collected during the drilling campaign but final interpretation has not been completed.

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Westwood Project	Mineral Resources Report

7.3	Mineralization

Mineralization observed in the camp is mainly associated with units #4.2, #4.3, #4.4, #5.1, and #5.2 of the Bousquet Formation. These units host gold-rich VMS-type semi-massive to massive mineralization such as the Bousquet, LaRonde, Warrenmac / Westwood deposits and gold-sulphide vein-type mineralization such as Zones 1 and 2 at Doyon.

Excluding the Doyon Mine area, mineralization in the Westwood deposit consists of multiple horizons grouped in three distinct mineralized envelopes (Wright-Holfed et al., 2010; Mercier-Langevin et al., 2009): the Zones 2 Extension, the North Corridor and the Warrenmac-Westwood corridors. Gold mineralization is associated with presence of sulphides minerals in each corridor.

The Zone 2 Extension mineralization consists of quartz – pyrite veins and veinlets with minor amounts of chalcopyrite – sphalerite. They have generally less than 15cm and appear within a matrix containing 2 to 10% disseminated pyrite. The vein system is roughly N85-105° / 60-70°S which is slightly discordant to the regional foliation (direction and dip). Free gold, at the origin of high-grade values, is frequently observed. These veins, located within felsic to mafic volcanic units #4.3 and #4.4, are highly strained and associated with a proximal sericite-pyrite-garnet alteration assemblage. Analogies with the Doyon mine intrusion related Zone 2, may reflect a similar origin.

The mineralization setting of Zone2 was exposed in late 2008 over a distance of 225m and showed better continuity than expected (Figure 7.5). Mapping confirmed that the mineralization is slightly oblique in both strike and dip relative to the stratigraphy. The mineralization distribution remains partly misunderstood since visible gold-rich accumulations were intersected immediately adjacent to low-grade gold values in drill holes. The knowledge of the mineralized zones will continue to increase with the data acquisition, additional underground development and studies in progress.

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IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Figure 7.5: Zone 2 block-test mining on the Z230 Vein

The North Corridor mineralisation is characterized by quartz - pyrite veins and/or concentrations with local sphalerite – chalcopyrite and/or pyrrhotite when approaching the Westwood Corridor. Amount of sulphides are variable within centimetre to decimetre wide veins and veinlets. The system is generally parallel to the Zone 2 Extension with dip ranging from 70-80°S, also weakly discordant to the regional foliation. Occasional free gold is also present in the veins. Mafic to intermediate volcanic rocks (unit #4.4) host the North Corridor. Some veins share some analogies with the Zone 2 Extension system while others are comparable to Westwood-Warrenmac veins, suggesting different origins.

The Warrenmac-Westwood corridor consists of stratiform auriferous semimassive to massive sulphide lenses containing variable but significant amounts of Cu, Zn and Ag (Mercier-Langevin et al, 2009). The mineralization is characterized by pyrite – sphalerite – chalcopyrite – pyrrhotite veins, stringers and concentrations associated with variable amount of quartz and rare visible gold and galena. These structures may have few centimeters to more than 50 cm thick in a disseminated pyrite-rich altered halo

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IAMGOLD Corporation
Westwood Project	Mineral Resources Report

reaching thicknesses of up to 10 meters. Local massive to semimassive sulphide lenses ranging from 1 to 7 meters are also observed within the envelope (Figure 7.6). This corridor is thought to be Au-rich volcanogenic sulphide origin. The system is generally parallel to the Zone 2 Extension and North Corridor with dip ranging from 70-80°S, also weakly discordant to the regional foliation.

Figure 7.6: Warrenmac massive sulphide lens

Gold distribution is variable throughout the corridor, however significant association with sphalerite and/or chalcopyrite is frequently observed. The zinc and copper distribution remains misunderstood. High content in zinc is observed to the west of the Bousquet Fault. To the east of this last, the upper levels are generally richer in zinc while the copper content increases at depth. Occasional black quartz veins with chalcopyrite traces return gold values, but not systematically (Figure 7.6) along both sides of the massive sulphide lens).

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IAMGOLD Corporation
Westwood Project	Mineral Resources Report

The Warrenmac-Westwood mineralization is located at the same stratigraphic contact, at the upper part of the lower member of the Bousquet Formation, on each side of the Bousquet Fault. As mention before, this last affects the mineralization with a sinisterly apparent movement.

The Federal Government is in the final stages of an important multidisciplinary study (e.g. oxygen isotopes, sulphur isotopes, U-Pb geochronology, etc.) that aims to better understand the geological and hydrothermal evolution of the DBL camp. Their goal is to determine whether these ore zones represent a transitional system and hydrothermal link between the syn-magmatic Au-Cu veins of the Doyon deposit to the west, and the volcanogenic sulfide veins, stockworks and disseminations of the Bousquet mine to the east.

7.4	Geochemistry

Geochemical data interpretation is underway. The main alteration styles are listed in Section 7.2.3. Regional data ratios established in the 2000’s are still very helpful to discriminate lithology alteration trends, plunges, favorable stratigraphic corridors and metallic associations. The database was recently updated and studies are ongoing.

7.5	Geophysics

The Westwood area has been surveyed with most of the traditional geophysical prospecting methods including ground magnetic, aeromagnetic, VLF, Induced Polarization (IP) and pulse-EM in drill holes. Compilation maps were produced and are available on site.

In the last five years, the INFINITEM-method was used in selected deep holes to help locate major conductors within the favourable volcanic sequence. These holes are starting from 900m below surface to 2km depth, required huge loops to induce a sufficient electromagnetic field to detect conductors. Some weak in-hole and off-hole anomalies were detected and can be explained by pyrite concentrations and veins within known mineralized corridors.

In 2008, an INFINITEM test-survey was conducted in 3 short holes crossing and surrounding the Warrenmac lens. The test wasn’t positive due to the pyrite type encountered and the high sphalerite content.

After the survey of the Warrenmac lens we can conclude that because of the weak sulphides conductivity and the high operating costs, the application of this method is inadequate for the investigation at depth.

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Westwood Project	Mineral Resources Report

8.0  DEPOSIT TYPES

8.1	Deposit Types

The origin of the Au in the Doyon-Bousquet-LaRonde (DBL) mining camp has been extensively debated in the past and three models have been proposed: synvolcanic, multi-stage, and syn-deformation. Recent and current studies of the LaRonde Penna deposit, Westwood ore zones, and Mooshla mineralisation, combined with the geological synthesis of the DBL mining camp (Mercier-Langevin et al., 2009), have provided further insights into the synvolcanic model for the introduction of the Au.

Four main Au ± Cu-Zn-Ag deposit-types are recognized in this camp: 1) Au-rich VMS deposits (LaRonde Penna and Bousquet 2-Dumagami, Warrenmac); 2) Au-rich sulphide veins, stockworks and disseminations (Bousquet 1, Westwood, Ellison); 3) Epizonal “intrusion-related” or syn-magmatic Au-Cu sulphide-rich vein system(s) (Doyon, Mooshla-A); and 4) Syn-deformation remobilized Au-Cu sulphide-rich veins (Mouska, Mic Mac, Mooshla-B).

On the Westwood project, Zone 2 Extension mineralization share similarities with the Doyon mine intrusion-related veins system while the Westwood-Warrenmac Corridor may be related with volcanogenic massive sulphides of the LaRonde Penna mine. The North Corridor mineralization shows hybrid characteristics between the two previous corridors.

8.2	Investigation Concept

All mineralized structures on the Westwood project are generally parallel on all three (3) mineralized corridors at N85-105° / 60-80°S which is slightly discordant to the regional stratigraphy and foliation in direction and dip (±15°). Until now, known mineralized zones are hosted in units 4.2, 4.4 and 5.1. Generally the holes are planned and drilled according to the localization of the drilling bay with azimuths ranging from 45-90° with the mineralized structures and the dip usually ranges between +45 and –65°. Plunges of the mineralization are also considered to determine the targets. Recent exploration drill holes, started from the Southern bays of the 084 level, have dips reaching -85° to target the very deep extension of the mineralized zones.

A main regional structure, the Bousquet Fault, affects the lithologies and mineralisation of the Westwood Project. The fault crosses the targeted area following a ±NE direction and dipping steeply to the SE at ±80°. That fault shows a sinistral apparent displacement of about 300 meters. Vertical movement is not well-documented until now but seems negligible based on field observations. Movements due to the

Section 8.0	March 2012	8-1

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Westwood Project	Mineral Resources Report

fault have to be considered during the planning but since the mineralized corridors follow roughly the well define lithologies, it becomes relatively easy to target the corridors on both sides of the Bousquet Fault.

Gold distribution is variable throughout the three (3) corridors since visible is frequently associated to the zones. Furthermore, significant gold association with sphalerite and/or chalcopyrite is also observed. The exploration and valuation drilling programs are then based on identification and delimitation of the sulphur-bearing structures as well as the gold-bearing vein structures.

There is excellent potential for gold-rich VMS mineralization to occur on the property. Recent scientific works (Mercier-Langevin et al., 2009) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde-Penna mine and the rocks hosting the Warrenmac-Westwood mineralized corridor at Westwood. Particularly unit 5.2, now recognized on the property (Figure 7.2), which hosts the LaRonde’s 20 North lens. Therefore some holes drilled from North to South are selected to cover at a spacing (±200m) all the sequence up to the sediments.

Section 8.0	March 2012	8-2

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

9.0  EXPLORATION

Most of the exploration works performed on the Westwood Project since the 1930’s come from diamond drilling programs (see Chapter 6 for the exploration history and ownership). Through the years, major exploration efforts were concentrated on the Doyon Mine site but since 2002, the focus has turned to the gold-rich VMS potential of the Blake River Group, especially in the Warrenmac – Westwood area. The stratigraphy in the area is well defined (Bousquet Fm) and host-rocks are comparable to the ones hosting gold and VMS mineralization at the Bousquet and LaRonde mines located a few kilometres East of the Westwood Project.

Since 2002, surface infrastructures and underground development have carried on to support exploration diamond drilling works. Highlights of activities completed or still in progress are:

—	Development of 2.89 km of exploration drift towards East (Westwood occurrence) starting from level 14 of Doyon mine, now named Westwood main drift, level 084 (840m below ground surface);

—	Some Pulse-EM and INFINITEM geophysical surveys conducted in selected holes;

—	An increased power capacity to feed seven underground drills;

—

Development of an second exploration drift started from the Westwood main drift (level 084) to reach the southern part of the project, crossing the three Corridors and the Bousquet Fault, and permitting better access for drilling;

—	Sinking of an exploration shaft started in 2008 which reached the level 132 (1320m below the surface) at the end of May 2011;

—	Sinking of the Warrenmac ramp between 2008 and 2010 from the surface to level 036 (360m below ground surface);

—	Raise boring for ventilation;

—	Development of the stations 036 started from Warrenmac ramp and 060, 084, 104 and 132 from Westwood shaft;

—	Development of ramps between levels 036, 060 and 084;

—	About 18.9 kilometers of development (lateral, vertical, shaft, raise);

—	Surface building construction: head frame, production hoist, service hoist, hoist room, surface silo;

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Westwood Project	Mineral Resources Report

—	Surface infrastructures construction: mine water pond with a capacity of 7,200 m3, a waste rock dump with a capacity of 45,000 m3;

—	Two bulk samples on level 084 (Z230 lens) to confirm grade and mining method;

—	Hydrostatic plug installed on level 12 of Doyon mine to block up this portion.

Other exploration works on the Westwood Project include:

-	Exhaustive surface mapping of the Doyon (Westwood) property by Mr. Armand Savoie, M.Sc.Geo., Geologist Responsible of Mineral Resource and Reserve in mid-1980’s;

-	Underground mapping of parts of Westwood exploration drifts since 2004 by the Westwood geologists and technicians;

-

Since 2004, geochemical samples are taken on a regular basis along drill holes to characterize alteration and rock composition. For most part of the exploration holes (large spacing) samples corresponding to a 10-20cm piece of core are taken at about every 30m mainly in units 4.2 to 5.2. Samples are sent to ALS Chemex laboratory to be analysed for whole rock and some traces elements. Over the years, a geochemical database of about 4 700 samples, has been built up and frequently used by geologists to distinguish facies and sporadically used by master’s degree and doctorate students.

-	In 2008-2009, surface mapping of outcrops located in the vicinities of the Warrenmac ramp portal, Westwood shaft and raise boring collars;

-	Stratigraphic interpretation of the Westwood-Warrenmac ore zones by Geological Survey of Canada in 2009 (Geological Survey of Canada, CR 2009-3).

-

A. Wright-Holfeld master’s degree, preliminary version registered in February 2011 (A. Wright-Holfeld, “The geology and geochemistry of the world-class Westwood Deposit, Abitibi Subprovince, Québec, February 2011)

-	Phd thesis, “Géologie du gisement aurifère polymétallique Westwood, Abitibi, Québec” (preliminary title) started in summer 2010 by D. Yergeau, is underway and should be completed at the end of 2013.

-

In summer 2011, outcropping of the surface extension of the Warrenmac lens has been done. It corresponds essentially to the area outcropped in the early ’80. Mapping and sampling will be done in summer 2012.

IAMGOLD is the project operator from the beginning. Staffs are employed by IAMGOLD and report directly to IAMGOLD.

Section 9.0	March 2012	9-2

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

10.0 DRILLING

10.1	Previous drilling works

Exploration and diamond drilling works began in the 1930’s and 1940’s in the Westwood areas. Table 10-1 summarizes the drilling works performed on the Warrenmac and Westwood areas from the 1930’s to 2004.

Table 10-1 : Previous drilling works (1938 – 2004), Westwood

Previous Exploration Drilling Warrenmac - Westwood area
Year	Surface/Underground Exploration	Area	Total holes	Total metres	Dimension	Companies
1938	Shaft	WW		76.2m		O’Leary Malartic G.M. Ltd
1938-95	From surface and underground	WW Cadillac Group North Zone	47 holes 2 holes 5 holes	23 604 m 252 m 1 290 m

Siscoe Gold Mine (1930’s and 1940’s)

Silverstack Mines Company Ltd & SOQUEM (1972-1977)

Long Lac Mineral Exploration Ltd & SOQUEM (1977-1986)

Long Lac Mineral Exploration Ltd & Cambior (1986 -1994)

Cambior & Barrick Gold Corp. (1994-1995)

1995	Surface	Schiste / WW	6 holes	6 430 m	BQ/NQ	Cambior & Barrick Gold Corp.
1996	Surface	Warrenmac	10 holes	3 283 m	BQ/NQ	Cambior & Barrick Gold Corp.
1999	Surface	Schiste / WW	2 holes	864 m	BQ/NQ	Cambior
2001	Surface	Schiste / WW	7 holes	5 661 m	BQ/NQ	Cambior
2002	Surface Underground	Schiste / WW Schiste / WW	6 holes 2 holes	5 855 m 1 989 m	AQ/BQ/NQ NQ	Cambior
2003	Underground	10-2/J-125	2 holes	2 707 m	NQ	Cambior
2004	Underground	10-01/J-125/WW	6 holes	5 240 m	NQ/BQ	Cambior
TOTAL			95 HOLES	57 251 m

10.2	Recent and current drilling works

An aggressive underground exploration program including 2.6 kilometers of drift development towards East from the Doyon mine was initiated by Cambior in 2004 and remains in progress. The program objectives are to explore the favorable stratigraphy at depth on both sides of the Bousquet Fault. Up to now, all underground drill holes on the Westwood occurence were performed by Orbit Garant Drilling.

By the end of 2007, the underground electrical capacity, of the level 084, was increased to support more equipment. Current power installation is sufficient to feed eight drills. In 2008, nine electric drills (6 from underground and 3 from surface) were running simultaneously most of the time on the project. In 2009, exploration and valuation drilling carried on with eleven electric drills (8 from underground and 3 from surface). Since 2010, drilling all categories has been exclusively done from underground development with nine electric drills. Drilling was performed from levels 036, 060 and 084 and from Warrenmac ramp.

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IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Two sizes of diamond drill core, NQ and BQ, are used on the project. The NQ is the size usually used for all types of drilling. It helps to have a better control of the deviation, to enhance the recovery in strongly sheared or fractured rock, to pass through major faults and to increase the quantity of material assayed per sample considering a free gold environment.

When the maximum depth penetration is reached for the NQ-size, drillers reduce to BQ-size. To date, exploration holes length varies from 800 meters to 2.2 kilometers. In 2008, Orbit-Garant built an innovative rig capable of achieving 2.5 km depth penetration. Since then a second one has been built. Two drills of that capacity are currently active underground.

The deviation is often difficult to control depending on the relation (direction/dip) between holes and the regional foliation. At sharp angles, holes tend to lift while at more open angles, the tendency is to deepen. In the case of deep holes, wedges (conventional and retractable) are often used to reach upper targets because it is easier to control the deviation. It is also the best way to duplicate intersections obtained from the parent hole.

Control drilling has also been tested in 2010 in one hole to reach a precise target at ±50m. Tech Directional Services was the contractor chose to perform the test. The “Devico” technique used has permitted a stronger deviation in a desire direction using sophisticated technology. The result has been partially positive since a good deviation was obtained but the test stopped due to the ground difficulties.

All exploration and valuation holes are surveyed, in direction and dip, at the collar and while drilling is in progress. Collar coordinates are obtained in 3D from a total station TCR-1105 (Leica) instrument after the beginning of the exploration hole or after a group of completed valuation holes. Down hole surveys are performed at nominal 50 meters downhole intervals with Reflex or Flexit tools depending on the availability of the instrument. Rare readings were taken with a Pajari tool while other surveying instruments were away for maintenance.

Overall, the core recovery is usually very good (>95%) but for the main fault zone and the sericitic schist intervals recovery may locally decrease to 50%. Even when the recovery is good, the RQD is generally poor within the main fault zone area.

There was no new geophysical survey performed in holes in 2009 – 2011 considering the results obtained in 2008, as mentioned in section 7.5.

Section 10.0	March 2012	10-2

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

10.3	Methodology

Figure 10.1 presents the workflow for diamond drilling programs. The methodology presented in the next sub-sections as well as Chapters 11 and 12 refer to this workflow.

Figure 10.1 : Workflow for diamond drilling programs

10.3.1  Planning

In the Westwood database, each drill hole has a unique sequential identification that is linked to the year it was drilled (e.g. R15200-11 for underground hole drilled in 2011). Exploration and valuation holes are not differentiated.

Based on the initial drilling program planned under the supervision of the Chief-Geologist the Westwood geologists typically design drill hole directly onto the relevant vertical sections in GEMS. Underground drillholes are identified by the prefix “R” while surface drillholes are identified by the prefix “S”. All planned

Section 10.0	March 2012	10-3

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

and completed drill holes are stored in a unique GEMS’ GEOddhWW workspace. Planned drillholes are identified by a true boolean in GEMS’ GEOddhWW workspace (field “Planning”).

Information such as drill hole azimuth, dip, length and special comments are noted in the appropriate areas in GEMS’ GEOddhWW workspace. Most holes are planned and drilled with azimuths perpendicular to the deposit lithology, so parallel to the project’s associated vertical sections (350 / 020° or 160 / 200° ) and the dip usually ranges between + 45 and – 65°.

Prior to drilling, a sketch is printed and sent to the contractor’s supervisors and drillers. The sketch shows the hole location, its azimuth, dip and planned length as well as all the controls needed during drilling. A copy of the sketch is kept in the Westwood Exploration-Geology Department files.

The grid spacing for exploration drilling is 80x80m and larger while the spacing for valuation drilling is 10x10m to 40x40m.

10.3.2	Drilling

The contractor sets the diamond drill onto the collar and aligns the drill with the help of the front and back sights that were fixed in the walls by the Westwood surveyors prior to drilling. All drill holes are surveyed in the first 15 meters using the single shot function of the Reflex or Flexit tools to ensure that the planned orientation and dip of the hole is respected. The hole is stopped and a new hole is collared a few centimetres away if the deviation from the planned azimuth and/or dip is too great.

All exploration and valuation holes are surveyed by the Westwood surveyors, in direction and dip, at the collar and while drilling is in progress. Collar coordinates are obtained in 3D from a total station TCR-1105 (Leica) instrument after the beginning of the exploration hole or after a group of completed valuation holes. Down hole surveys are performed by the drilling staff at nominal 50 meters down hole intervals with Reflex or Flexit tools depending on the availability of the instrument.

Core is placed by the drillers into wooden core boxes, prior to being transported to the core shack. Core box transportation is realized underground by piling the boxes on a flat car which is pulled by a train to the shaft station and then sent to the surface by the shaft cage and then to the core shack.

Upon completion, drill holes are identified with plastic bags containing the hole identification. The bags are inserted into the collar for future identification needs.

Section 10.0	March 2012	10-4

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

10.3.3	Core Logging and Sampling

At the core shack, the core is washed to remove the drilling fluids and residues. Drill holes are systemically photographed prior to logging and sampling and all pictures are stored daily on a local server.

Geotechnical logging is first carried out based on geotechnical parameters that were determined by Golder Associates Ltd. (hereafter Golder) in collaboration with the Iamgold Westwood geology department in order to calculate a RMR (Rock Mass Rating system) to classify the quality of rock mass. So, the core recovery, the RQD and the breakability, hardness, alteration and schistosity intensities are recorded by the Iamgold geologists with an aim of optimize the comprehension of rock mass deformation. The collection of data is realized on each exploration drill hole and on a selection of valuation drill hole for extended of the project Westwood with more small scales (sector of Bousquet Fault and on Z2-30 ore sill development).

The core logging is performed by the geologists to describe in details the lithology, alteration, sulfur content, texture, core recovery, structure and veining. The geologists are also responsible for the sample selection. The sample intervals are marked by the geologists and the sample tags are placed at the end of the sample interval.

The Zone 2 Extension and North Corridor mineralization consists of quartz – sulfurs veins and veinlets generally less than 15cm wide. The Westwood mineralization consists of stratiform auriferous semimassive to massive sulphide lenses ranging from few centimeters up to 10 meters wide (true width). The sample intervals are usually 1 to 1.5 meters wide, and sometimes 0.5m wide to analyse separately two or more close mineralized structures.

The logging data (geotechnical and core data as well as samples ID) is recorded in an Access database (located on a local server) using a logging program developed by GEMCOM SOFTWARE INTERNATIONAL INC. and transferred daily in a SQL database (SQL server). This SQL database is also accessible by the geologists using the software GEMCOM GEMS (GEMS’ GEOddhWW workspace as discussed in section 10.3.1).

After logging is completed, the geological technicians (samplers) split the core for sampling (See Section 11.1).

Section 10.0	March 2012	10-5

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

10.4	Drilling Results

The Westwood Project potential remains very significant. The 2010-2011 exploration drilling increased the information coverage over and below the level 084 (former 14th Doyon’s level) on both sides of the Bousquet Fault. The continuity and lateral extent of the known mineralized lenses were better defined. The valuation drilling program on Zone 2 delineated greater mineralization continuity than expected, although the grade distribution appears quite variable inside the lens.

Additional blocks were delineated or reinterpreted closer to surface and at depth while others were abandoned due to a lack of good grades. Some isolated intercepts continue to require follow-up. The 2010-2011 drilling programs, from new access, increased our confidence in the mineralized zones in terms of continuity and grades. The 2008 study was based on quality mining rather than volume. This is why since June 2009, resources calculations are performed over 2 meters true width using new capping and cut-off grades (see section 13.0) to reduce dilution.

There is still good potential to find more resources on both sides of the Bousquet fault especially at depth and to the west on the three mineralized corridors (Zone 2, North Corridor and Westwood Corridor). On the eastern side, new mineralization contours still require further definition and currently known zones remain open at depth.

The 2011-2012 exploration program will pursue at closer spacing (80 m X 80 m) for shallow depth (500m down the 084 level) and large spacing at great depth. New access will allow more valuation drilling on the three corridors for the same period. Around 80,000 meters of drilling have been planned for 2011 in drilling all categories.

Figure 10.2 and Figure 10.3 illustrate the new developments and new interpreted mineralized ore zones in plan view and section looking north-east respectively. Schematic longitudinal of the three mineralized corridors showing the resources blocks distribution / stacking regarding each other, are presented in Figure 10.4 to Figure 10.6.

Section 10.0	March 2012	10-6

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Figure 10.2: Plan view level 084 (±20m), actual development, drill holes and mineralized zones projection

Section 10.0	March 2012	10-7

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Figure 10.3: North-east inclined view showing mineralized blocks and main actual development

Section 10.0	March 2012	10-8

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Figure 10.4: Composite longitudinal section A-A’ of Zone 2 extension Corridor

Westwood Project
Composite Longitudinal Section A-A' of
W
E
Doyon Mine
Zone 2 Extension
Main Pit
Zone 1
Zone 2
Level 8
Doyon Fault
Level 14 (084)
Exploration Drift
Planned level (132)
Bousquet Fault
Doyon Property Limit
Diabase Dyke
5000 m
4000 m
3000 m
2.5 km
3.0 km
13000E
14000E
15000E
16000E
Z228
Z215
Z225
Z217
Z226
Z230
Z214
Z216
Z218
Z220
Z222
0
250m
IAMGOLD
Legend
(Au in g/t / 2 meter min. Horizontal width)
Small = previous complete hole
Below 1 g/t
1 to 3 g/t
3 to 10 g/t
Above 10 g/t
No min. Zone (cut by Bousquet Fault)
Underground hole
Surface hole
Assays pending
Hole in progress
PROJECTED
Mineralized contour
Mineralized zone name
Future shaft location
Raisebore progress
Results - End of May 2011

Section 10.0	March 2012	10-9

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Figure 10.5: Composite longitudinal section B-B’ of North corridor

Section 10.0	March 2012	10-10

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Figure 10.6: Composite longitudinal section C-C’ of Westwood Corridor

W
Doyon Mine
Westwood Project
Composite Longitudinal Section C-C' of
Westwood Corridor
E
5000 m
Zone 1
Level 8
Level 14 (084)
Exploration Drift
4000 m
2.5 km
Planned level (132)
Doyon Fault
Bousquet Fault
Diabase dyke
Doyon Property Limit
Ww25
Ww17
Ww20
Ww10
Ww15
Ww26
Ww27
Ww31
Ww29
3000 m
250m
13000E
14000E
15000E
16000E
2500 m
Results - End of May 2011
3.0 km
IAMGOLD
Legend

Section 10.0	March 2012	10-11

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Core samples are collected at the drill site and stored in closed wooden core boxes. They are delivered to the core shack facility on surface by the contractor and/or mine personnel where it is then taken by mine geology core shack technicians.

The mine site is monitored by close-circuit video cameras and has a security guard posted at all times at the entrance. The core shack is in an area restricted to the geology department personnel and entry is controlled via a digital key.

11.1	Core Shack

All core logging and sampling takes place in the core-shack and drill holes are photographed prior to sampling.

While logging, the geologist selects and indicates sample intervals by marking the beginning and end of each sample interval on the core with colored lines/arrows. The geologist places a sample tag at the end of each sample interval that he wants to assay for gold and add line(s) on the tag if he requests assays for silver, copper and zinc and a density test. The tags used for sampling consist of a unique numbered sequence of printed paper tags. The geologist also indicate if the interval should be sawn in half in case we want to keep half the core for future reference or for acid generation and flotation tests. The rest of the core is discarded or kept for future reference depending on the density of the information required.

At the end, technicians saw the core in half if needed and put the core and their sample tag in a plastic sample bag identified with the sample number as the sample tag. The sample bag is also color coded to indicate the type of analysis to be done, put in a box, listed and then delivered to the laboratory with a submittal sheet.

11.2	Laboratories

The assaying of the core samples are done almost exclusively on site by the Westwood personnel. The onsite laboratory is located within the Iamgold’s Doyon mine – Westwood project complex and is part of the ISO14001 certification of the Doyon Mine site. All working procedures are written in detail and internal and external audits are performed regularly.

Section 11.0	March 2012	11-1

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

From time to time, if our laboratory is overflowed with samples or if we need to re-assay result for QaQc studies, samples are sent to Laboratoire Expert inc. laboratory located in Rouyn-Noranda (40 Km east the property). The later is certified for Gold, Silver, Copper, Zinc, Palladium and Platine (PEA-LAM april 2011).

For both laboratories, samples received are then validated against the submittal sheet so they can verify that no sample is missing, registered and stored as soon as possible.

11.2.1	On-site Laboratory

Official written procedures are made available at the on-site laboratory to ensure consistency of sample preparation and assaying techniques. All assay results are manually recorded by a laboratory technician in an Oracle database server database. This database is part of the daily backup maintenance execute by the IT department.

11.2.1.1	Sample Preparation

The methodology and workflow for the sample preparation presented in the next sub-sections, refers to Figure 10.1 and Figure 11.1.

Samples are first sorted based on the gold analysis method (Fire assay or Atomic absorption thereafter FA or AA) required by the geology department and then placed in large pans and dried in an oven. Cooled samples are then submitted for gold and when indicated for base metals analyses.

The preparation technique differs lightly depending of the analytical method used. For AA, the samples are crushed with a TM Rhino jaw crusher to 75% passing 10 mesh. For FA, the samples are first crushed with a TM Rhino jaw crusher to  1/4 inch then crushed with a second TM Rhino jaw crusher to 90% passing 10 mesh. All crushers are cleaned with compressed air between each sample. Before each work shift, a sample is screened for percentage passing 10 mesh and results are recorded on a QAQC worksheet.

Both AA and FA samples are split in a Rocklabs Stand-Alone Rotating Sample Divider to produce a representative 300-400g cut of the original sample. The remaining material is placed into a paper bag (reject) and kept by the laboratory for use in the QAQC protocol (see section 11.3.2). The divider is cleaned with compressed air between each sample.

Section 11.0	March 2012	11-2

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Figure 11.1 : On-Site Laboratory Workflow for sample preparation

IAMGOLD
PROJET WESTWOOD

GEOLOGY-EXPLORATION SAMPLE PREPARATION WORKFLOW

CORE SAMPLE
(around 1-4 kg)
RECEPTION
DRYING
(200°F)
Atomic Absorption
Fire Assay
CRUSHING
TM Rhino Jaw Crusher
75% passing 10 mesh
Compressed Air Cleaning after every sample
CRUSHING
TM Rhino Jaw Crusher
around 1/4 inch
Compressed Air Cleaning after every sample
CRUSHING
TM Rhino Jaw Crusher
90% passing 10 mesh
Re-Assay by FA method (gravimetry finish) of A.A. reject if Au≥ 3.0g/t
Compressed Air Cleaning after every sample
SPLITTING
ROCKLABS automated divider
Stand alone Rotating Sample Divider (SARSD)
300-400g kept for pulverization
Reject temporary stored for geology
PREPARATION
Compressed Air Cleaning after every sample
PULVERIZATION
Bico-Braun UA Pulverizer
85% passing 200 mesh
Synthetic Olivine and Compressed Air Cleaning after every sample
HOMOGENIZATION
of the pulp
Adding 1 blank, 1 duplicate and 2 SRM (Rocklabs Standards) to a batch of 20-25 samples
Atomic Absorption
Fire Assay
ATOMIC ABSORPTION
5g used
AAnalyst100
Rest of pulp discarded
FIRE ASSAY
30g used
Assay Furnace Williams and Wilson
Re-Assay by FA (Gravimetry finish) of FA pulp (AA finish) if Au≥ 17.0g/t
ASSAY
Gravimetry Finish
AA Finish
GRAVIMETRY
Balance Mettler Toledo MX-5
ATOMIC ABSORTION
AAnalyst200

Section 11.0	March 2012	11-3

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

The 300-400g sample is pulverized using a Bico Braun UA pulverizer to 85% passing 200 mesh (pulp). The pulverizer is cleaned with synthetic olivine and then with compressed air between each sample. Before each work shift and between the different type of samples (AA and FA), a sample of waste reject is pulverized to clean the pulverizer. Also, at the end of each work shift, a composite sample of all samples analyzed during the day is collected. The composite sample is screened for percentage passing 200 mesh and results are recorded on a QAQC worksheet.

The pulp is then homogenized before preparation of the cut material. For FA, the analysis is performed on a 30g cut. If there is free gold, two different cuts are done from two distinct pulps of 30 grams each and each cut is analyzed twice (4 FA assay results for the same sample). For AA, one cut is performed on five (5) grams of pulp material and if the results are over 1500ppb Au then the sample reject is sent back to preparation for crushing to 90% passing 10 mesh and a FA re-analysis is performed on a 30g cut. If the assay returns high grade value (over 17 g Au/t) then a gravimetric determination is performed.

When there is presence of copper and zinc sulphides, as for the most part of the Westwood-Warrenmac corridor, a density test is requested on the core sample prior to analysis for base metals (Ag-Cu-Zn) and gold. For those, sample tags are marked with a red line. Since mineralization has been observed, it corresponds usually to a gold FA request. After pulverization, two grams of material is collected and metals are analyzed with AA method. The three elements are measured on the same cut.

11.2.1.2	Analysis

The gold analysis method for the intervals representing a well mineralized zone is fire assay (FA) while other intervals are analyzed with atomic absorption (AA).

Fire assay method (FA)

A 30g cut is mixed with 150g of flux and a few mg of nitrate solution. Fusion of the sample occurs in a furnace after 50 minutes at 1922°F. When cooled, the 15-40g lead sample containing the gold is separated, placed in a pre-fired cupel and positioned in the furnace at 1706°F. When the lead volatilizes, the remaining gold-silver prill is collected for atomic absorption finish or for gravimetric finish.

Section 11.0	March 2012	11-4

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

The samples (15-40g lead-gold prill) submitted to the atomic absorption finish are placed in test tubes and digested in a HNO3 solution (1.0ml). HCl (1.5ml) and distilled water (to reach a volume of 10ml) are added and silver chloride is formed. When all the silver has settled, the solution is read by atomic absorption. Pulps corresponding to samples showing high gold concentrations (higher than 17 g/t) are re-analyzed with the Fire-Assay method (gravimetry finish).

The samples (15-40g lead-gold prill) submitted to the gravimetry finish are placed in a parting cup. The cup is filled with HNO3 and heated. When all the silver has settled, the gold prill is cleaned twice with hot distilled water, dried, cooled and weighed. The minimum detection limit is 0.001 mg and there is no maximum detection limit.

Atomic absorption method (AA)

The samples (5 g) submitted to the atomic absorption analytical method are placed in glass beakers and digested in an acid solution (35ml, HNO3-HCl; 1-3), then heated during 30 minutes. During heating, few drops of fluorhydric acid are added to the solution to eliminate traces of silica. Ounce heated, the solution is filtered into an Erlenmeyer flask and Methyl isobutyl ketone (MIBK, 15 ml) and distilled water (to reach a volume of 100 ml) are added. The solution is mixed during 2 minutes and is read by atomic absorption.

AA rejects corresponding to samples showing high gold concentrations (higher than 3.0g/t) are re-crushed to 90% going through a mesh #10 and re-analyzed with the Fire-Assay method (gravimetry finish).

Final grade calculation

The final grade used for resource estimation comes from FA average assays when there are both FA and AA results for a single sample and from AA average assays when there are only AA results for a single sample.

11.2.2	Laboratoire Expert inc. Laboratory

Official written procedures are made available at the Lab Expert laboratory to ensure consistency of sample preparation and assaying techniques. All assay results are manually recorded by a laboratory technician in a server database. The following is just an overview of their procedures.

Section 11.0	March 2012	11-5

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

11.2.2.1	Sample Preparation

Samples are first sorted in numeric order and then placed in large pans and dried in an oven. Cooled samples are then submitted for gold and when indicated for base metals analyses.

The samples are first crushed in a jaw crusher to  1/4 inch then crushed with a second roll crusher to 90% passing 10 mesh. All crushers are cleaned with compressed air between each sample. Before each sample batch, crushers are also cleaned with known waste material and compressed air. The first sample of each batch is screened for percentage passing 10 mesh and results are recorded on a QAQC worksheet.

Samples are split in a Jones Divider to produce a representative 300g cut of the original sample. The remaining material is placed into a paper bag (reject) and stored for the client or sent back to the client as requested. The divider is cleaned with compressed air between each sample.

The 300g sample is pulverized using a ring pulverizer to 90% passing 200 mesh (pulp). The pulverizer is cleaned with compressed air between each sample and also with silica between each batch of samples. The first sample of each batch is screened for percentage passing 200 mesh and results are recorded on a QAQC worksheet.

The pulp is then homogenized before preparation of the cut material. The analysis is performed on a 29.166g cut.

11.2.2.2	Analysis

Samples are all analyzed using the Fire Assay method (FA). The 29.166g cut is mixed with 130g of flux and 1 mg of nitrate solution. Fusion of the sample occurs in a furnace after 45 minutes at 1800°F. When cooled, the 25-30g lead sample containing the gold is separated, placed in a pre-fired cupel and positioned in the furnace at 1600°F. When the lead volatilizes, the remaining gold-silver prill is collected for atomic absorption finish or for gravimetry finish.

The samples (25-30g lead-gold prill) submitted to the atomic absorption finish are placed in test tubes and digested in a HNO3 solution (0.2ml). HCl (0.3ml) and distilled water (4.5ml) are added and silver chloride is formed. When all the silver has settled, the solution is read by atomic

Section 11.0	March 2012	11-6

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

absorption. The minimum detection limit is 5 ppb and samples showing high gold concentrations (higher than 1000 ppb) are re-analyzed with gravimetry finish.

The samples (25-30g lead-gold prill) submitted to the gravimetric finish are placed in a parting cup. The cup is filled with HNO3 and heated. When all the silver has settled, the gold prill is cleaned several times with hot distilled water, dried, cooled and weighed. The minimum detection limit is 0.03 g/t and there is no maximum detection limit. All samples showing high gold concentrations (higher than 3.00 g/t) are re-analyzed with gravimetry finish before final reporting.

11.3	DATA VERIFICATION

Quality control procedures are done at two levels, the internal laboratory quality control procedures and the geological department quality control program in order to maintain the highest possible standard controls. All the following statistics were compiled using ROCKLABS Reference Material Excel template available for download from their web site. Here are some of the parameters used in the template.

—	gross outliers results that are >40% away from the average, are not use for statistical purpose (automatically removed);
—	The process limits (minimum and maximum) are set at ± 3 standard deviations (calculated from the data;
—	Result outside of the process limits (except the gross outliers), are verify with the Grubb’s test to see if they qualified as being outliers. If so, they are also manually removed;
—	Comments on the statistics are based on the followings :

Table 11-1 : Relative coefficient (Robust) comments

Gold Concentration (g/t)	Good	IndustryTypical	Poor-Improvement Needed
0.02-0.1	< 7%	7%-9%	>9%
0.1-0.2	< 6%	6%-8%	>8%
0.2-0.5	< 5%	5%-7%	>7%
0.5-1.0	< 4%	4%-6%	>6%
>1.0	< 3%	3%-5%	>5%

Table 11-2 : Percentage of Grossly Outliers - Reading Comments

Under 1%	Good
1 – 5%	Typical
5 - 7%	Room for improvement
>7%	Something is seriously wrong

Section 11.0	March 2012	11-7

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

11.3.1	Laboratories Internal Quality Control Procedures

Both laboratories have their own written quality control procedures that are implemented at the respective laboratory. The following is just an overview of each procedure.

11.3.1.1 On-site Laboratory

Each batch of 24 or 29 samples includes one (1) blank sample, one (1) duplicate pulp sample and two (2) standard reference materials for gold. After the gravimetric weighting, all melting pots that contained samples with gold contents higher than 30.00 g/t are cleaned and bleached before another analysis. Also, all melting pots are identified and are always used with the same type of samples (chip sample pots for chip sample analysis, drilling sample pots for drilling sample analysis and muck sample pots for muck sample analysis) to avoid/limit the contamination effects.

Table 11-3 : Westwood Laboratory – Internal Standards Statistics

(January 2010 - May 1st 2011)

Westwood	RockLab	Number	Outliers		Proportion	Rocklab	Lab Average	accuracy	Precision
Standard	Number	of Result	Nb	(%)	(%)	Value (g/t)	g/t	(%)	(%) (RSD)	Comments

Stdi_01	0xA59	48	1	2.1	3.06	0.08	0.09	4.20	10.20	Improvement Needed *
Stdi_02	Sn38	111	0	0	7.07	8.57	8.54	0.30	1.90	Good
Stdi_03	Sq36	168	2	1.2	10.71	30.04	29.9	0.40	1.20	Good
Stdi_04	Sp37	436	6	1.4	27.79	18.14	18.15	0.10	1.20	Good
Stdi_05	Si42	168	1	0.6	10.71	1.76	1.77	0.60	2.90	Good
Stdi_06	Se29	12	0	0	0.76	0.60	0.62	3.90	2.10	Good
Stdi_07	Sn50	278	2	0.7	17.72	8.68	8.66	0.30	1.60	Good
Stdi_08	Sj53	241	0	0	15.36	2.64	2.67	1.10	3.00	Industry Typical
Stdi_09	Sg40	23	0	0	1.47	0.98	0.99	1.50	2.70	Good
Stdi_10	Se44	84	2	2	5.35	0.61	0.61	1.30	3.50	Good
Total		1569	14	0.9%	100.00	7.21	7.20	1.37	3.03

*

The rocklab value measured is very low and near the detection limit of 0.03 g/t. A small variation in the assay results has a more important impact on the accuracy and precision than on the other standards.

Also, we need more than 50 results to have reliable statistics.

The remaining material produced during the splitting process of the sample preparation is placed into a paper bag (reject) and kept by the laboratory for use in the QAQC protocol (see section 11.3.2). All the pulps are discarded.

Section 11.0	March 2012	11-8

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Westwood Project	Mineral Resources Report

11.3.1.2	Lab Expert

Each batch of 28 samples includes one (1) blank sample and one (1) standard reference material for gold. We don’t presently have the result of those tests, but later we will see the result from our own Qa-Qc sample sent to lab Expert laboratory.

The melting pots are used as long as the assay results are not known. For the atomic absorption process, the melting pots that contained samples with gold contents higher than 200 ppb are discarded. For the gravimetric process, the melting posts that contained samples with gold contents higher than 3.00 g/t are also discarded.

The remaining material produced during the splitting process of the sample preparation is placed into a paper bag (reject) and sent back to the client for use in the QAQC protocol.

11.3.2	Geological Department Quality Control Program

Since 2001, the Doyon mine has established an analytical quality insurance program to control and assure the analytical accuracy and precision of assays. This program, revised in June 2008 for the Westwood Project (Figure 11.2), includes the systematic addition of blind samples sent to the laboratories in order to validate their accuracy, precision and reproducibility. Those blind samples are:

—	Standard reference material (SRM): (± 3 % of the samples):

SRM are used to verify the precision (standard deviation) and accuracy (difference between the average and the assigned value) of the assays. They consist of pulverized rock material in which gold content is certified by RockLab base on result from different independent labs. A SRM is inserted in the analytical sequence at every 30 samples by the geologists in charge of the core logging. Three (3) type of SRM are used (low-grade, ± 2-3g/t Au, average grade, 5-15g/t Au) and high-grade > 15g/t Au).

—	Blank Samples: (~1% of the total analyzed samples):

A blank is inserted in the analytical sequence after each suspected ore zone to verify the contamination of the labs mainly during the sample preparation process. A blank sample is composed of diamond drilling core of known material that has been previously assayed and was found to have a very low gold value (<0.3 g/t).

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—	Reject Duplicates: (>10% of the ore zones samples where gold grade is over 1g/t):

Reject duplicates are selected on a monthly basis. They are composed of the unused fraction of the pulverized rock sample left over from the assaying process which has been retagged. They are used to verify the reproducibility of the assay which is principally but not entirely link to the homogenization of the pulverized material. They are also used to see if we have an analytical skew between the results from the two laboratories. Blank samples and SRM are also included in the renumbered sequence of both laboratories.

Figure 11.2 : Workflow for geology – exploration QAQC Program

The number and types of QA/QC samples submitted to the on-site and Lab Expert laboratories between January 2006 and May 2011 for the Westwood Project, are summarized below and described in Table 11-1.

Section 11.0	March 2012	11-10

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Table 11-4 : QA-QC samples submitted to the on-site and external laboratories –

January 2006 to May 2011

WESTWOOD PROJECT
Sample Type	Laboratories		Total
	Doyon (on site)	Expert (External)

Standards (SRM)	2 116	278	2 394
Blanks	859	298	1 157
Reject Duplicates	2 168	1786	3 954
Total	5 143	2362	7 505

11.3.2.1	Certified Standard Reference Material

Between 2006 and 2008, we used a standard material that has been mixed from different diamond drill holes intersects on the property. As seen on the Table 11-5 below, the precision was not very good and this standard was discarded. From 2008 to May 2011, we used 8 different certified Standard Reference Materials (SRM) from Rocklabs Ltd. Some Standards were created from a mix of other standards in order to have different grades. Some precision problems associated with poorly mixed standard (Std-06, Std-08) were encountered and those 2 are now discontinued.

Table 11-5 : On-site Laboratory – Standards Statistics – Geology Department

Westwood	RockLab	Number	Outliers		Proportion	Rocklab	Lab Average	Accuracy	Precision
Standard	Number	of Result	Nb	(%)	(%)	Value (g/t)	g/t	(%)	(%) (RSD)	Comments

Std03	in-house DDH	111	1	0.9	5.25	12.11	12.81	5.8	6.4	Poor
Std04	Sj39	814	7	0.8	40.69	2.64	2.65	0.2	5.4	Poor
Std05	Sr38	505	3	0.6	23.87	8.57	8.25	-3.8	4.0	Industry Typical
Std06	Sp37+Sn38+Sj39	187	0	0.0	8.84	15.50	16.7	7.9	5.9	Poor*
Std07	Sq28	102	4	3.9	4.82	30.14	29.66	-1.7	1.4	Good
Std08	Sp37+Sk43	192	1	0.5	9.07	14.60	14.73	0.9	6.9	Poor *
Std09	Sp37+SI46	93	1	1.1	4.40	15.69	15.44	-1.6	3.3	Industry Typical
Std10	Sp37+Sl46	57	1	1.8	2.69	15.68	15.24	-2.8	4.3	Industry Typical
Std11	Sp37+SI46	8	0	0.0	0.38	15.68	15.23	-2.9	3.9	Industry Typical
Total		2116	18	0.9	100.0	14.51	14.52	0.2	4.6

*	Theses composites standards were probably not mixed for enough time and were discarded

Section 11.0	March 2012	11-11

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

A total of 2,116 samples were submitted and 18 samples did not meet the objective of ± 3 standard deviations (calculated from the data) and were rejected as outliers (0.9%). Most results obtained from 2010-2011 standards (Std05, Std09, Std10 and Std11) show precision that are “Industry typical” to “Good”.

The statistics of the Internal Reference Material are good for 2006, 2007, 2010 and 2011 and show no evident problem of accuracy. The 2008-2009 results showed greater dispersions, due to usage of mixed standard materials to create new ones. A global review of our internal procedures was started in 2010 and will be continued in 2012 to improve the QA/QC program. The 2010-2011 results show that we are back on tracks. One example to illustrate the better performance of the lab since the end of 2009 is the result obtained from Std04 shown below in Figure 11.3.

Figure 11.3 : STD4 Control Chart

Table 11-6 shows that if we use only data from 2010, the performance of the lab will be characterized as “Good” for this standard compare to “Poor” if we take all the data since 2008.

Section 11.0	March 2012	11-12

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Table 11-6 : On-site Laboratory – Standards Statistics – Geology Department Std04,

2010 only

Westwood	RockLab	Number	Outliers		Proportion	Rocklab	Lab Average	Accuracy	Precision
Standard	Number	of Result	Nb	(%)	(%)	Value (g/t)	g/t	(%)	(%) (RSD)	Comments

Std04	Sj39	204	4	2.0	9.64	2.64	2.65	-2.3	3.0	Good

In the future we plan to continue to use Rocklabs standard materials. However, we will stop mixing them to create new ones. Therefore we will have a better confidence in the value of the standard use and we will probably reach a better precision in our result similar to the ones obtained from the internal standard materials inserted by the on-site laboratory (Table 11-3).

11.3.2.2 Blanks

Blanks are inserted in order to check for possible contamination. During the 2006 to May 2011 period, 859 “blank” samples were inserted in the sample sequence, usually after a promising-looking vein with or without visible gold. Samples showing visible gold are marked so the laboratory can consider an extra cleaning of their equipment after each sample. From the 859 blank samples, 87 samples were added through the monthly selections of rejects selected for the QA-QC program and sent to the on-site and Lab-Expert laboratory.

Figure 11.4 summarizes the assay results for the blank samples sent to the On-site laboratory. Blanks are not barren of gold; the average is 0.15 g Au/t. After removing 51 outliers (5.9%) the average is 0.09 g Au/t with a standard deviation of 0.09 g Au/t. Samples were therefore considered possibly contaminated at a returned assay of higher than 0.27 g Au/t (average + 2 std.).

A total of 114 samples returned assays higher than 0.27 g Au/t representing 13.3% of the samples submitted and 31 samples (3.6%) were higher than 0.6 g Au/t (the majority of these samples were inserted immediately after a sample where visible gold was observed).

The laboratory’s cleaning and manipulation protocols are generally in line with industry best practice but contamination can occur when very high grade samples are assayed (especially if visible gold is present). However, in general the level of contamination is considered relatively low compare to the grade of the resources (> 6g/t) and have little or no impact on the overall estimation of the resources.

Section 11.0	March 2012	11-13

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Westwood Project	Mineral Resources Report

Figure 11.4 : Assay results for blanks

11.3.2.3	Renumbered Rejects

Some 2,168 reject samples were renumbered and resubmitted to the On-site laboratory. The following scatter plot (Figure 11.5) shows the correlation between the original and re-assay results. Re-assay average is 13.92 g Au/t while original assays average is 13.65 g Au/t. The coefficient of correlation is R2=0.7718 and the slope is y=1.0082x which is considered satisfactory. The coefficient of correlation is highly affected by high gold values. If we take out 16 high gold values obtained from one drill hole the coefficient jumps to 0.9093 (Figure 11.6). We can see that the best fit line (in black) is very close to the target line (in green) while individual values show greater variability. Those high variations are frequently associated with visible gold veins. For that purpose, samples associated with visible gold, are analyzed with four (4) assays from two (2) different pulps. If the four (4) results show great discrepancy then two (2) other samples from the coarse reject are re-assayed. The final result is the average of those four (4) or six (6) results.

Section 11.0	March 2012	11-14

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Westwood Project	Mineral Resources Report

Figure 11.5 : Scatter Plot Original and re-assay rejects

Figure 11.6 : Scatter Plot Original and re-assay rejects excluding results from hole R15055-11

Section 11.0	March 2012	11-15

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

11.3.2.4	Comparison with External Laboratory

As part of the Quality Control program, coarse reject samples from the Westwood project are sent to an external laboratory (Lab-Expert of Rouyn-Noranda). From January 2006 to May 2011, 1786 reject samples were sent to Lab-Expert. Those re-assays are not presently used in the resource estimation (we use only the original result from the on-site laboratory).

The average grade of the re-assay from the On-site laboratory was 15.21 g Au/t compared with the Lab Expert average of 16.06 g Au/t, which is about 5,7% higher than the on-site laboratory, with a coefficient of correlation of R2=0.7891. The coefficient of correlation is highly affected by high gold values. The high variability observed on some samples (>50 g Au/t) between the two labs are generally associated with the presence of visible gold. If we take out 19 high gold values obtained from one drill hole the coefficient jumps to 0.9278 (Figure 11.9),. Those high variations are frequently associated with visible gold veins. This apparent bias has virtually no impact on the current resource estimate since the high assays are capped.

The following scatter plots on Figure 11.7 to Figure 11.9 compare the results of the two laboratories.

Figure 11.7 : Scatter Plot for two laboratories

Section 11.0	March 2012	11-16

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Westwood Project	Mineral Resources Report

Figure 11.8 : Detailed Scatter Plot for two laboratories (0-20 g Au/t)

Figure 11.9 : Detailed Scatter Plot for two laboratories (0-20 g Au/t)

excluding results from hole R15055-1

Section 11.0	March 2012	11-17

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

11.3.2.5	Renumbered Pulps

For the Westwood project, around 226 pulps samples were renumbered and sent to the Lab Expert laboratory between Jan 2009 and May 2009. No pulps were re-assayed in 2010 and 2011.

The average of the re-assays was 25.38 g Au/t while the average of the original assays was 25.86 g Au/t. The coefficient of correlation is R2=0.997 and the slope is y=1.002x. The following scatter plots highlight the close correlation between the original and re-assay results.

Figure 11.11 illustrates the same comparison as Figure 11.10 using a logarithmic scale.

Figure 11.10 : Scatter Plot Original and re-assay rejects

Section 11.0	March 2012	11-18

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Figure 11.11 : Scatter Plot Original Log and re-assay rejects

Those data are well within the acceptable tolerance limits for the laboratory’s precision level.

11.3.2.6	Reject for metals re-assays

The Quality control program also includes the selection of reject samples from the Westwood project, including the Warrenmac lens, for submission to an external laboratory (ALS Chemex in Val-d’Or) to test their base metal content. From October 2007 to May 2008, 112 coarse rejects were sent to ALS Chemex laboratory and were assayed for gold, silver, copper and zinc. The following scatter plots compare the results from both laboratories (Figure 11.12 to Figure 11.15). The average grade of the original assays for gold, copper and zinc are similar to the average assay values returned from the ALS Chemex Laboratory. A difference of 9% in the average silver grade between the two laboratories is probably due to the variable distribution of silver in the sulphide samples. No other reject samples were sent since May 2008.

Section 11.0	March 2012	11-19

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Westwood Project	Mineral Resources Report

Figure 11.12 : Au Scatter Plot Results of both laboratories

Figure 11.13 : Ag Scatter Plot Results of both laboratories

Section 11.0	March 2012	11-20

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Westwood Project	Mineral Resources Report

Figure 11.14 : Cu Scatter Plot Results of both laboratories

Figure 11.15 : Zn Scatter Plot Results of both laboratories

Section 11.0	March 2012	11-21

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Westwood Project	Mineral Resources Report

11.3.2.7	Sample Preservation and Storage

In general, only parts of the exploration drill core are preserved. They correspond to all units intersected after unit 3 which are units hosting the main mineralized zones (units 4.2 to 4.5, up to the units 5.1, 5.2 and/or sediments). The drill cores are stored in core-racks on site, in a secured area. It is used for re-assays, checks, metallurgical tests or simply as “witness” samples. Note that from time to time, entire holes are saved for mechanical rock tests.

All rejects from samples collected by the geologists along the exploration and valuation drill holes are stored at the laboratory for one month, while pulps are discarded. At the end of the month, a list of the rejects held at the lab is sent to the geologist who will make sure that all rejects from significant intercepts are kept and stored in a secure place at the Westwood Project site. Others rejects are discarded.

11.4	Conclusion on Sample Preparation, Analysis and Security

The author’s opinion is that all the steps presented above are sufficient to conclude the adequacy of sample preparation, security and analytical procedures.

Section 11.0	March 2012	11-22

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

12.0 DATA VERIFICATION

The following sections present the data verification made by the qualified person to validate the data used in the technical report.

12.1	Assay Verification

The core samples are assayed at the Doyon laboratory and they constitute the basis for the resource estimation process. The laboratory personnel export the assay and re-assay results (stored in an Oracle Database) daily in text format and send it to the Westwood geology-exploration department. The verification and validation of the daily assay results is performed by the geology department (database administrator/resource geologist). If an error is found during this process, a correction request is sent by email to the laboratory and the correction is applied and sent back to the geology department.

Once the verification and validation is done, the daily results are appended to the main assay laboratory table. A copy of the main assay table is done to compile average calculations on gold and base metals results using an in house program. The calculation program also proceeds with a cross validation of the assay between the original assay file and the computed drill hole database to identify and flag duplicate sample identification numbers and to ensure there is no re-typing error in the data. The drill holes database on the SQL server is updated every day from this assay calculation table.

The database administrators (2) also proceeded with the following assay verifications:

—	Monthly verification to ensure that each assay have been associated with the proper drill hole and that no assay are missing (resulting often from using the wrong sample number from the lab);

—	Systematic verification of all the assays, mineralization descriptions and vein types used in the resource estimation.

12.2	Database Verification

Prior to January 2011, all drill hole data was stored in FoxPro multiple databases. At the end of 2009 and early 2010, all drill hole data was migrated from Fox Pro databases into a unique SQL server 2005 database. However, geologists continued to entered the drill hole data (logging data) into Fox Pro multiple databases all year long in 2010 until a new logging program was developed by the end of 2010. So in

Section 12.0	March 2012	12-1

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Westwood Project	Mineral Resources Report

2010, the Fox Pro databases were transferred manually by a database manager into the SQL database every time a drill hole description was completed by the geologists.

The SQL server 2005 database is a relational database management system in which all projects are separated into different databases. SQL resides on a computer server under the responsibility of the IT department and all users are connected by the network to any data stored in the databases. Only the database administrators (2) and IT personnel are allowed to work directly on the station which hosts the SQL server (by remote connection). A database maintenance plan ensures that a backup of each database is made on a daily basis to prevent from permanent data loss. Moreover, SQL server allows the database administrator to set different permission levels for users, as a function of their profile group (geology, planning, engineering) or individually.

The database stores the exploration data in a structured series of related tables where a header table “lies over” related secondary tables. The Westwood drill holes are all stored in a header table containing the hole identification number and its related information (spatial location, length, etc.) and in related secondary tables containing information such as geological information, assays, drill hole surveys and mineralized intersections. Users typically access the database via GEMCOM GEMS version 6.2.4.

All drill hole data (geology, geotechnical data, survey results, samples, etc.) is initially entered by geologists in an Microsoft Access database (located on a local server) using a logging program (GemsLogger) developed by GEMCOM SOFTWARE INTERNATIONAL INC. and transferred daily in a SQL database (SQL server). This allows rapid data manipulation and retrieval which facilitates the import into GEMCOM GEMS official drill holes workspaces. The Microsoft Access logging interface and GEMCOM GEMS provide many validation tools which includes cross-checks for overlapping and missing intervals, for duplicate sample IDs and for distance-length validations based on the hole total length. Additionally, the database administrators personally validate every import to verify that all data has been correctly imported and that no data is missing.

12.3	Discussion of Data Verification

Following the different data verification methods presented above, the data is considered suitable for mineral resource calculation.

Section 12.0	March 2012	12-2

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Westwood Project	Mineral Resources Report

13.0 MINERAL RESOURCE ESTIMATES

The resource estimation, including the modeling of the 3D geology, mineralized envelopes and block model resource estimation were performed using GEMCOM GEMS software (version 6.2.4).

13.1	Database

First, a validation is conducted by the resources geologists in the drill holes database tables. The information needed to perform resources estimation is then transferred into a separate workspace that is assigned specifically for the purpose of the resources estimation. Tables in this workspace are kept for further reference. The database used for the May 31st, 2011 estimation included 1 261 drill holes for a total of 448 951 m of witch 199 241 m (44%) where sent to the lab for a total of 142 466 samples. No muck or channel samples were used for this estimation.

13.2	3D Modeling of the Mineralized Envelopes

The interpretation was performed on sections using polylines (3D rings) and then checked using horizontal 3D rings created on plan views to avoid unexpected changes of direction and to ensure lateral continuity. All vertical and horizontal 3D rings were snapped to intersecting drill holes. Extension of the mineralized zones was restricted to a maximum of 50 meters (E-O direction) and 100 meters vertically from the last drill hole information. Minimum width was set to 2.0 meters (true width) based on the grade maximization for this type of mineralization. Horizontal polylines drawn on plan views were attached together with tie lines and then assembled to create multiple 3D solids within the three main mineralized corridors, from north to south: Zone 2 extension, North Corridor and Westwood Horizon.

Ore zones envelopes were built using all available drill holes between Sections 13400E and 15900E, representing 2.5 kilometers in an east-west direction. The distance between drill holes varies from 80 to 200 meters and continuity of the mineralization can only be assumed. Exceptions are the Warrenmac lens, and some of Zone 2 veins (Z229 and part of lenses Z228, Z230, Z260 and Z268) where confidence in the continuity of mineralization improved due to close spaced drilling (15m × 30m or 30m × 60m).

Table 13-1 summarizes the different mineralized envelopes associated with the three corridors of mineralization.

Section 13.0	March 2012	13-1

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Westwood Project	Mineral Resources Report

Table 13-1 : Mineralized Envelopes – May 31st 2011

Mineralized Lenses (57)
Corridor	Number of lenses	Number of intersects	Mineralized envelopes
Zone 2 Extension	28	568 (336 DDH)	(Z) 210,214,215,216,217,218,220,222,225,226, 228,229,230,232,250,258,260,262,264,265, 266,267,268,270,274,276,278,280
North Corridor	18	110 (89 DDH)	(CN) 06,08,15,21,25,28,30,32,36,37,38,39,40,45, 47,300,302A,304
Westwood Horizon	10	208 (177 DDH)	(WW) 10,15,17,20,25,26,27,29,31,47
Warrenmac	1	79 (79 DDH)	(WR) 1
Total	57	965 (576 DDH)	Note: One DDH may cut many zones.

It should be noted that 576 distinct drill holes were used for the current resource estimate. A drill hole typically intersects more than one ore zone and frequently more than one mineralized corridor. Generally, ore zone envelopes are drawn from assay higher than 3g/t on a minimum width of 2 m but some low-grade intersections were included into some solids for the purpose of geological continuity

Westwood corridor can be followed from surface to about 2,200 meters deep while Zone 2 and North Corridor are smaller lenses and are restricted to depths varying from 800 m to 2,200 m. Although Westwood zones in Figure 13.1, appears more continuous, not all drill holes intersects are economic. The lower grade material is filtered out by the use of a cut-off grade of 6,0g/t.

Section 13.0	March 2012	13-2

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Westwood Project	Mineral Resources Report

Figure 13.1: Isometric View Showing the Mineralized Corridors

Section 13.0	March 2012	13-3

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Westwood Project	Mineral Resources Report

Figure 13.2: Westwood Schematic Cross Section

S
N
6000N
7000N
Warrenmac Ramp
Warrenmac lens
219 000 t @ 8.5g/tAu
+ Zn
Westwood Shaft
Level 036
(-360m)
U5.2
U5.1
U4.4
U4.2
Level 060
(-600m)
Level 084
(-886m)
Westwood lens
1 549 000 t @ 8.4g/tAu
4000Elev
Level 104
(-1040m)
Zone 2 lens
5 002 000 t @ 12.0g/tAu
SEDIMENTS
U3.3
U2.0
U1.1
North Corridor lens
3 420 000 t @ 11.8g/tAu
Bousquet Fault
U5.2
Doyon Fault
3000Elev
IAMGOLD
PROJET WESTWOOD
Section 14380E
U1.1 Basalts
U2.0 Porphyric volcanics and basalts
U3.3 Mafic - altered lapilli volcanics
U4.2 Felsic - altered volcanics
U4.4 Mafic volcanics
U5.1 Intermadiate-felsic - altered volcanics
U5.2 Felsic - lapilli volcanics

Section 13.0	March 2012	13-4

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Westwood Project	Mineral Resources Report

13.3	Drill Hole Compositing and Grade Capping

For the May 31st 2011 reserve calculation, 3 841 assays were used from which 2 354 were higher than 1 g/t Au. The sample lengths are 0.5, 1.0 and 1.5 meter which represent respectively 3%, 76% and 21% of the assays. For statistical purpose all the assays are composite to a 1m length. Based on the log normal graphs and Doyon mine geologists experience, Zone 2 assays were capped to a grade*thickness value of 99 g*m/t which translates into 66 g Au/t over 1.5 m length, 99 g Au/t over 1.0 m or 198 g Au/t over 0.5 m. North Corridor assays were capped to a grade*thickness value of 60 g*m/t which translates into 40 g Au/t over 1.5 m length, 60 g Au/t over 1.0 m or 120 g Au/t over 0.5 m. The Westwood corridor is generally mineralized within all the zone thickness. All assay grades were capped at 20 g Au/t except for the WW10 and WW17 veins and the Warrenmac massive sulfide lens that were cut at 40 g/t whatever the length of the assay. Grade statistics and cumulative probability plots for each mineralized zone are presented on Figure 13.3 to Figure 13.7.

Due to the fact that most mineralized veins represent 1 to 5% of the minimum ore lens width (2m) and those lenses are mostly the same width, we have created one composite per drill hole per rocktype (veins) for the estimation purpose. With that method, even though each drill hole intersection is of different length (base on the angle between the drill hole and the ore zone) each drill hole intersection have the same weight.

Section 13.0	March 2012	13-5

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Figure 13.3: Zone 2 cumulative plot and statistics

Assays >0g/t - Au - Z2_total
Number of Data 2166
mean 16.40
std. dev. 78.48
coef. of var 4.78
maximum 2709.90
upper quartile 11.13
median 2.31
lower quartile 0.42
minimum 0.00
skewness 22.02
kurtosis 674.65
Frequency
0.100
0.080
0.060
0.040
0.020
0.000
0.0001 0.001 0.01 0.1 1 10 100 1000
AU

z2_all -Composite 1,0m
Cumulative Probability
99.99 99.9 99.8 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.2 0.1 0.01
0.00010 0.0010 0.010 0.10 1.0 10. 100. 1000.
AU

Section 13.0	March 2012	13-6

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Figure 13.4: North Corridor cumulative plot and statistics

Assays total - Au - Corridor Nord
Number of Data 425
mean 17.38
std. dev. 74.76
coef. of var 4.30
maximum 848.15
upper quartile 7.42
median 2.11
lower quartile 0.46
minimum 0.01
skewness 8.24
kurtosis 78.47
Frequency
0.080
0.060
0.040
0.020
0.000
0.01
0.1
1
10
100
1000
AU

CN_TOT -Composite 1,0m
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
0.010
0.10
1.0
10.
100.
1000
AU

Section 13.0	March 2012	13-7

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Westwood Project	Mineral Resources Report

Figure 13.5: Westwood Corridor all except WW10, WW17 and Warrenmac

WW - Au (all except WW10,WW17 and WMAC)
Number of Data 529
mean 3.83
std. dev. 8.01
coef. of var 2.09
maximum 100.38
upper quartile 3.55
median 1.56
lower quartile 0.72
minimum 0.02
skewness 6.64
kurtosis 63.50
Frequency
0.200
0.150
0.100
0.050
0.000
0.0001
0.001
0.01
0.1
1
10
100
1000
AU

WW - Au (all except WW10,WW17 and Wmac)
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
0.00010
0.0010
0.010
0.10
1.0
10.
100.
1000
AU

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Westwood Project	Mineral Resources Report

Figure 13.6 : Westwood Corridor: WW10 – WW17 cumulative plot and Statistics

Assays >0,0g/t - Au - WW10-WW17
Number of Data 401
mean 7.59
std. dev. 19.04
coef. of var 2.51
maximum 285.40
upper quartile 6.63
median 3.11
lower quartile 1.04
minimum 0.00
skewness 9.10
kurtosis 118.52
Frequency
0.200
0.150
0.100
0.050
0.000
0.0001
0.001
0.01
0.1
1
10
100
1000
AU

WW10-WW17-Composite 1,0m - AU total
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
0.00010
0.0010
0.010
0.10
1.0
10.
100.
1000
AU

Section 13.0	March 2012	13-9

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

Figure 13.7 : Westwood Corridor: Warrenmac Lens cumulative plot and Statistics

Assays tot - Au - Wmac
Number of Data 500
mean 12.24
std. dev. 41.22
coef. of var 3.37
maximum 693.43
upper quartile 9.46
median 4.63
lower quartile 2.40
minimum 0.01
skewness 11.10
kurtosis 161.10
Frequency
0.160
0.120
0.080
0.040
0.000
0.01
0.1
1
10
100
1000
AU

Wmac-Composite 1,0m - AU total
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
0.010
0.10
1.0
10.
100.
1000
AU

Section 13.0	March 2012	13-10

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Westwood Project	Mineral Resources Report

The uncapped and capped gold composite statistics associated with each mineralized corridor are presented in Table 13-2 and Table 13-3.

Table 13-2 : Uncapped Gold Composite (1m) Statistics

Uncapped Gold Composite Statistics (Grouped Data) – g Au/t
Zone	Rock Code	Number	Max	Mean	Median	Std. Dev.
Zone 2 Corridor	(Z) 210,214,215,216,217,218,220, 222,225,226,228,229,230,232, 250,258,260,262,264,265,266, 267,268,270,274,276,278,280	2,166	2709.9	16.4	2.3	78.5
North Corridor	(CN) 06,08,15,21,25,28,30,32,36,37, 38,39,40,45,47,300,302A,304	425	848.2	17.4	2.1	74.8
Westwood Corridor	(WW) 15 20,25,26,27,29,31,47 10, 17	529 401	100.4 285.4	3.8 7.6	1.6 3.1	8.0 19.0
Warrenmac	1	500	693.4	12.2	4.6	41.2

Table 13-3 : Capped Gold Composite (1m) Statistics

Capped Gold Composite Statistics (Grouped Data) – g Au/t
Zone	Rock Code	Number	Number Capped	Max	Mean	Median	Std. Dev.
Zone 2 Corridor	(Z) 210,214,215,216,217,218,220, 222,225,226,228,229,230,232, 250,258,260,262,264,265,266, 267,268,270,274,276,278,280	2,166	85	198	10.6	2.3	19.1
North Corridor	(CN) 06,08,15,21,25,28,30,32,36,37, 38,39,40,45,47,300,302A,304	425	25	120	7.5	2.1	13.4
Westwood Corridor	(WW) 15 20,25,26,27,29,31,47 10, 17	529 401	25 24	20 40	3.2 5.6	1.5 3.1	4.2 7.3
Warrenmac	1	500	28	40	7.5	4.6	8.7

13.4      Specific Gravity

From the start of the project up to April 1ST 2011, 2316 density tests were performed from which 478 are associated to mineralized lenses. The average value for zone 2 is 3.0 t/m³ (54 samples) and 2.95 t/m³ for the north corridor (9 samples). These average values are probably a little bit higher than expected, because we tend to take density samples in the more sulfide rich veins. To be on the safe side, a density of 2.85t/m³ is used to estimate the tonnage of the zone 2 and North

Section 13.0	March 2012	13-11

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Westwood Project	Mineral Resources Report

Corridor lenses. This seems reasonable since mineralization is associated with the same kind of veins that was mined at Doyon Mine were we use 2.85t/m³ as the average density.

A total of 415 density measurements were taken from the Westwood corridor; 58 samples from the vein type mineralization and 357 samples from the sulfide rich zones including 223 for the Warrenmac lens. The averages of those tests are 3.1t/m³ for the vein type and 3,5t/m³ for the sulfide lens excluding Warrenmac. Because we have only a few drill holes in each lens and those holes are to widely space, we use a conservative density of 3.0t/m and 3.1t/m respectively to estimate the tonnage of the veins and semi-massive to massive type of mineralization. Exceptions are WW10 block#4 (3.5 t/m3, 61 samples), WW15 (3.2 t/m3, 23 samples), WW17 block#4 (3.6 t/m3, 42 samples), WW25 block#4 (3.4 t/m3, 8 samples) and the Warrenmac lens (3.6 t/m3, 223 samples) where we have enough closely space values to estimate the average density of those lenses.

13.5      Block Modeling

For this evaluation, we have used all drill holes that were completed before April 1st 2011.

One block model was used for this estimation. All the 3D mineralized structures (57) are included. Due to the fact that most of our mineralized envelopes are thin (around 2m), a percent block model was used. After each 3D vein interpretation was completed, the block model was partially updated. At the end of the process, the entire block model was recreated as a way of verifying that everything was unchanged. The parameters of this block model are shown in Table 13-4.

Table 13-4 : Block Model parameters

Block Model Parameters
Limits	East	13650 - 15875
	North	5850 - 6700
	Elevation	2500 - 5000
Block size	East	5
	North	2
	Elevation	5
Rotation	None

Section 13.0	March 2012	13-12

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Westwood Project	Mineral Resources Report

13.6      Grade Estimation Methodology

No variographic studies were performed given that the drilling pattern is too widely spaced and the zones too narrow to provide the necessary pairs of data that would be required to produce reliable semi-variograms, especially for the short ranges. Grade estimation was performed using the Inverse Distance Squared Technique (ID2) using the capped composite inside each mineralized zone. Only composites within a solid could be used to estimate the grade of the mineralized zone (hard boundary) to avoid smearing gold grade between mineralized lenses ore waste.

Anisotropic search ellipses were aligned parallel to the mineralized zones along their direction, dip and plunge. Search ellipse profiles used in the grade estimate are shown in Table 13-5.

Table 13-5 : Search Ellipse Parameters

Search Ellipses Parameters
Location	Sector	Radii	Direction	Dip	Plunge
West Bousquet Fault	Zone 2 Extension	X= 100 Y= 50 Z= 200	80[o] – 107[o]	60[o] – 84[o] S	88[o] West to 89[o] East
	North Corridor		78[o] – 96[o]	69[o] – 85[o] S	77[o] West to 87[o] East
	Westwood Corridor		90[o]	70[o] – 73[o] S	74o - 75[o] West
	Warrenmac	X= 50 Y= 25 Z= 100	100[o]	76[o] S	82[o] West
East Bousquet Fault	Zone 2 Extension	X= 100 Y= 50 Z= 200	92[o] – 95[o]	75-77[o] S	80[o] to 85[o] West
	North Corridor		76[o] – 81[o]	73[o] – 81[o] S	73[o] to 82[o] West
	Westwood Corridor		57[o] – 88[o]	75[o] – 85[o] S	65[o] to 85[o] West

A minimum of one (1) and a maximum of ten (10) composites were used to estimate individual blocks. In rare cases when the mineralized structure is more than 5 centimeter wide, lenses were constructed from only one drill hole.

Section 13.0	March 2012	13-13

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Westwood Project	Mineral Resources Report

13.7      Treatment of High Gold Values

As state earlier, the average estimates of some of the lenses are base on one to three drill holes. In those cases, even though the values of the assay of those drill holes were already cut, it is possible that the estimation could resulted in higher gold values than we expected. Based on what we know from our mining history at Doyon mine and from the block-test results of the mining performed in Z230 lens (see section 13.11), all the lenses estimate gold values were cut at a grade of 15 g/t as a safety factor.

13.8      Resource Classification

Mineral resources are classified using certain criteria:

—	Quality and reliability of drilling and sampling data

—	Distance between sample points

—	Confidence in the geological interpretation

—	Continuity of the geologic structure and the grade within this structure

The drilling technique (diamond drill), the location of the sampling points (based on survey of collars and down holes surveys), the geological logging, the sampling technique and the quality of the assay data (including QA/QC) are industry standards and judged of good quality.

Under the CIM Definition Standards for Mineral Resources and Mineral Reserves, an Inferred Resource is defined as:

“That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Based on this definition, most of the resources at the Westwood Project are classified as Inferred. Because of the density of the drilling information, the continuity of most of the identified and modeled structures can only be assumed.

Exceptions are the Warrenmac and Z229 lenses and parts of the Z228, Z230, Z260 and Z268 lenses which are drilled at 20m × 20m to 30m × 30m grid and show good continuity. The horizontal and vertical geological and grade continuity of the Z230 vein has also been validated

Section 13.0	March 2012	13-14

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Westwood Project	Mineral Resources Report

by two block-tests mining performed in 2008-2009 and 2009-2010 (see section 13.11). These six (6) lenses are classified as Indicated Resource and they represent respectively 7.7% and 8.3% of the total tons and ounces estimated.

There has been insufficient work so far to define a NI 43-101 compliant Measured Mineral resource for most of the Westwood Project.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of it will be upgraded to an Indicated or Measured Mineral Resource with continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

13.9      Resource Estimates

The resource estimate reported as of May 2011, have been tabulated in terms of a gold cut-off grade. Those estimates are tabulated using various cut-off grades up to an upper bound of 7g/t gold. All individual lenses are capped at 15 g/t.

13.9.1  Inferred Resources

Table 13-6 and

Table 13-7 detail the May 2011 inferred resource estimate for the Westwood Project. Estimates are group by corridors on each side of the Bousquet fault (Figure 13.8).

Section 13.0	March 2012	13-15

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Westwood Project	Mineral Resources Report

Table 13-6 : Inferred Resources by Corridor at Different Cut-Off Grades – May 31st 2011

Location	Corridor	No Cut-Off			Cut-Off = 1.0 g Au/t			Cut-Off = 2.0 g Au/t
		Tonnes (000’s)	Grade g Au/t	Onces (000’s)	Tonnes (000’s)	Grade g Au/t	Onces (000’s)	Tonnes (000’s)	Grade g Au/t	Onces (000’s)
East Of	Zone 2 Ext	1 140	7.5	273	1 137	7.5	273	1 120	7.6	273
Bousquet	North	3 855	8.4	1 036	3 816	8.4	1 034	3 633	8.8	1 023
Fault	Westwood	8 447	4.2	1 145	8 289	4.3	1 140	6 841	4.9	1 073
West of	Zone 2 Ext	6 256	9.0	1 805	6 238	9.0	1 804	6 158	9.1	1 802
Bousquet	North	1 996	9.3	597	1 990	9.3	597	1 945	9.5	596
Fault	Westwood	1 515	4.3	209	1 465	4.4	207	1 299	4.8	200
Total		23 209	6.79	5 065	22 935	6.86	5 055	20 996	7.35	4 967

Location	Corridor	Cut-Off = 3.0 g Au/t			Cut-Off = 4.0 g Au/t			Cut-Off = 5.0 g Au/t
		Tonnes (000’s)	Grade g Au/t	Onces (000’s)	Tonnes (000’s)	Grade g Au/t	Onces (000’s)	Tonnes (000’s)	Grade g Au/t	Onces (000’s)
East Of	Zone 2 Ext	1 055	7.9	267	939	8.4	254	755	9.4	228
Bousquet	North	3 334	9.3	995	2 886	10.0	936	2 534	10.8	877
Fault	Westwood	5 713	5.4	982	4 127	6.1	803	2 301	7.3	539
West of	Zone 2 Ext	5 691	9.6	1 763	5 214	10.2	1 711	4 449	11.2	1 595
Bousquet	North	1 725	10.4	577	1 367	12.2	536	1 226	12.7	500
Fault	Westwood	1 099	5.2	183	791	5.8	147	533	6.5	111
Total		18 617	7.96	4 767	15 324	8.90	4 387	11 798	10.15	3 850

Location	Corridor	Cut-Off = 6.0 g Au/t			Cut-Off = 7.0 g Au/t
		Tonnes (000’s)	Grade g Au/t	Onces (000’s)	Tonnes (000’s)	Grade g Au/t	Onces (000’s)
East Of	Zone 2 Ext	578	10.5	196	520	11.0	183
Bousquet	North	2 320	11.2	836	2 030	11.9	773
Fault	Westwood	1 334	8.5	366	832	9.7	261
West of	Zone 2 Ext	3 864	12.0	1 490	3 311	12.9	1 375
Bousquet	North	1 100	13.1	464	1 026	13.5	445
Fault	Westwood	215	7.8	55	93	9.7	30
Total		9 411	11.27	3 407	7 812	12.22	3 067

Table 13-7 : Total Inferred Resources by Cut-offs – May 31st 2011

(All lenses capped at 15 g/t)

Cut-off g Au/t	Tonnes (000’s)	Grade g Au/t	Ounces (000’s)
0.0	23 209	6.79	5 065
1.0	22 935	6.86	5 055
2.0	20 996	7.35	4 967
3.0	18 617	7.96	4 767
4.0	15 324	8.90	4 387
5.0	11 798	10.15	3 850
6.0	9 411	11.27	3 407
7.0	7 812	12.22	3 067

Section 13.0	March 2012	13-16

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Westwood Project	Mineral Resources Report

Figure 13.8: Grade Tonnage Curve - Inferred Resources – May 31st 2011

13.9.2	Indicated Resources

Indicated resources include lenses Z229, part of lenses Z228, Z230, Z260 and Z268 and the Warrenmac massive sulphide lens. Z230, Z260 and Z268 lenses were estimate using a clipping boundary on the block model. All these resources are located on the west side of the Bousquet Fault. Table 13-8 details the May 31st 2011 indicated resource estimate for the Westwood Project. Tabulation is presented at a cut-off grade of 6g/t with all lenses capped at 15 g/t.

Table 13-8 : Indicated Resources (Cut-off = 6 g Au/t, Lenses capped at 15 g Au/t)

Location	Veins (Rockcode)	Tonnes (000’s)	Grade				Gold (oz x 1000)	Silver (oz x 1000)	Copper (tons)	Zinc (tons)
			Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)
West of Bousquet Fault	Z228 (partial)	32	11.0				11
	Z229	33	10.2				11
	Z230 (partial)	271	13.6				118
	Z260 (partial)	124	15.0				60
	Z268 (partial)	100	15.0				48
	Warrenmac	219	8.5	50.7	0.2	4.5	60	357	465	9 933
Total		779	12.3				308	357	465	9 933

Section 13.0	March 2012	13-17

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Westwood Project	Mineral Resources Report

13.9.3    Base metals

Two lenses (WW10 block 4 and Warrenmac) on the west side, and four lens (WW15, WW17 block 4 and WW25 blocks 4 and 5) on east side of the Bousquet Fault are associated with the Westwood corridor and contains some base metal values. Gold, silver, zinc and copper estimates were performed for theses lenses. Table 13-9 shows the comparison between the inferred resources using a cut-off of 6 g Au/t and $100 NSR per ton while Table 13-10 shows the comparison between the indicated resources using a cut-off of 6 g Au/t and $80 NSR per ton.

Table 13-9 : Inferred Resources – Westwood massive sulfide lenses

(Cut-off = 6 g Au/t vs NSR = $100/tonne)

Lens	Cut-off	Tons ( 000’s)	Grade				Gold (oz) (000’s)	Silver (oz) (000’s)	Copper (Tons)	Zinc (Tons)
			Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)
WW10 (INFERRED) d=3.5	6 g Au /t	46	7.17	37.53	0.20	3.94	11	56	93	1 820
	100 $ NSR	182	5.60	36.86	0.18	4.70	33	216	331	8 542
WW15 (INFERRED) d=3.2	6 g Au /t	87	6.53	17.11	0.08	1.40	18	48	68	1 206
	100 $ NSR	386	4.77	33.36	0.14	2.45	59	414	521	9 442
WW17 (INFERRED) d=3.6	6 g Au /t	143	9.78	71.16	0.27	8.73	45	327	381	12 471
	100 $ NSR	148	9.63	69.95	0.26	8.58	46	333	391	12 715
WW25-4 (INFERRED) d=3.4	6 g Au /t	20	8.18	55.29	0.18	4.87	5	35	35	959
	100 $ NSR	308	2.52	39.16	0.15	4.77	25	389	468	14 732
WW25-5 (INFERRED) d=3.6	6 g Au /t	0	-	-	-	-	0	0	0	0
	100 $ NSR	182	4.98	60.04	0.23	5.16	29	352	413	9 422

Table 13-10 : Indicated Resources – Westwood massive sulfide lenses

(Cut-off = 6 g Au/t vs NSR = $80/tonne)

Lens	Cut-off	Tons ( 000’s)	Grade				Gold (oz) (000’s)	Silver (oz) (000’s)	Copper (Tons)	Zinc (Tons)
			Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)
WMAC (INDICATED) d=3.6	6 g Au /t	219	8.47	50.72	0.21	4.54	60	357	465	9 933
	80 $ NSR	277	7.77	46.53	0.20	4.31	69	414	543	11 917

Section 13.0	March 2012	13-18

IAMGOLD Corporation
Westwood Project	Mineral Resources Report

The resources estimation was done exclusively with a cut-off of 6 g/t but the contribution of the base metals could add the followings:

-	Inferred resources (WW10, WW15, WW17, WW25): 910,000 tons and 113,000 ounces of gold to the project (and 1,238,000 ounces of silver, 1,550 tons of copper and 38,400 tons of zinc).

-	Indicated resources (WMAC): 58,000 tons and 9,000 ounces of gold to the project (and 57,000 ounces of silver, 78 tons of copper and 1,980 tons of zinc).

It was established by the Westwood engineering team that mineralization could be mined close to 5m of the Bousquet Fault. Note that economic tons and ounces for part of WW15, WW17, WW25-4 and WW25-5 lenses are located inside a 5m-corridor along both sides of the Bousquet Fault. Two lenses (WW10 block 4 and Warrenmac) are located entirely outside the fault influence zone (see tons and ounces in tables 14.9 and 14.10). Table 13-11 shows the tons and ounces located at ± 5m of the Bousquet Fault for both the cut-off of 6 g Au/t and the $100 NSR per ton evaluations.

Table 13-11 : Inferred Resources – Westwood massive sulfide lenses along Bousquet Fault

(Cut-off = 6 g Au/t vs NSR = $100/tonne)

		Total Lens			Lens Inside Bousquet Fault (5m-corridor)
Lens	Cut-off	Tons ( 000’s)	Gold (g/t)	Gold (oz) (000’s)	Tons ( 000’s)	% of total tons	Gold (g/t)	Gold (oz) (000’s)	% of total ounces
WW15 (INFERRED) d=3.2	6 g Au /t	87	6.53	18	74	85%	6.55	16	88%
	100 $ NSR	386	4.77	59	154	40%	4.83	24	41%
WW17 (INFERRED) d=3.6	6 g Au /t	143	9.78	45	32	22%	11.65	12	26%
	100 $ NSR	148	9.63	46	24	16%	11.59	9	20%
WW25-4 (INFERRED) d=3.4	6 g Au /t	20	8.18	5	16	80%	8.43	4	80%
	100 $ NSR	308	2.52	25	15	5%	7.23	4	16%
WW25-5 (INFERRED) d=3.6	6 g Au /t	0	-	0	0	-	-	0	-
	100 $ NSR	182	4.98	29	9	5%	4.98	1.5	5%

Section 13.0	March 2012	13-19

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Westwood Project	Mineral Resources Report

13.10    Validation of Results

13.10.1 Composites vs. Block Grades

Table 13-12 shows a comparison between the average gold grade for the capped composites with the average block grade for each zone with no low cutoff applied. These results demonstrate that the block grade are generally lower (3 to 31%) than the composite grade. In contrast, the north corridor estimate for the block model grade is 17% higher when compared to the average composite data. For all the ore lenses, the block grade estimate is 17% lower than the average composite grade.

Table 13-12 : Composite vs. Block Model (lenses not capped at 15g/t)

Average Composite Grade vs Block Grade – (g Au/t)
Zone	Composite average Grade (all composite)	Block Grade estimate (all blocks)	Block vs Composite
Zone 2	10.46	9.35	89%
North Corridor	7.80	9.14	117%
Westwood Veins	4.45	4.31	97%
Westwood VMS	6.36	4.32	69%
All zones	8.62	7.17	83%

13.10.2 Volume of the Wireframes vs. Volume of the Block Model

As shown in Table 13-13, the reported volumes are similar between the wireframes and the block models. The block model underestimates the wireframe volumes by an average of less than 0.5%.

Section 13.0	March 2012	13-20

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Table 13-13 : Volume Comparison

Comparison between the Wireframes Volumes and the Block Models (all grade)
Zone	Wireframes Volume (m³)	Block Model Volume (m³)	Models vs Wireframes
Zone 2	2,836,443	2,836,835	100.0%
North Corridor	2,051,739	2,052,870	100.1%
Westwood	3,339,389	3,336,710	99.9%
Warrenmac	77,019	76,885	100.2%
Total	8,307,279	8,303,300	100.05%

13.11 Reconciliation of a test mining Drift/Stope

At the end of 2008 and early 2009, our first block-test was mined out using a small drift to verify the horizontal continuity of the mineralization and the resources estimates. A small part of the Z230 vein was then mined out on level 084-00. The mineralized structure (vein) was continuous for 225m in the east-west direction.

Table 13-14 shows the reconciliation between the mining and the resources estimation from the block-test. The mine production was higher than the mineral resources by 139% in tonnes, due to a greater dilution than expected which resulted in a lower grade than the mineral resources (76%) for a total of 1641 ounces.

Table 13-14 : Block-Test Mining Reconciliation 2008-2009

Block test – Z230 Level 084-00 – Mining vs Resources
Drift Z230	Resources estimate (m³)	Mine Production (m³)	Variances %

Tons	6 012	8 366	139%

Grade (g/t)	7.62	5.81	76%

Ounces	1 474	1 641	111%

At the end of 2009 and summer 2010, a second block-test mining was performed by mining a small stope to verify the vertical continuity of the mineralization and to improve the mining methods. A small part of the Z230 vein was then mined out between levels 084-00 and 084-01.

Section 13.0	March 2012	13-21

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Westwood Project	Mineral Resources Report

The mineralized structure was continuous on 18 m vertically. The reconciliation of this stope between the mining and the resources estimation was not compiled since the ore was mixed with the Mouska material at the Doyon mill.

13.12     Evaluation of Geological Risks

Overall, the Westwood inferred resource estimate has a low risk with respect to data quality. However, the density of data in most of the area is not sufficient to have a good level of confidence on the tonnage and grade estimates for this type of mineralization, especially for local estimates. Locally near the underground openings, we are able to delineate indicated resources but much more information is required to increase the confidence level and to delineate more Indicated or Measured resources.

Section 13.0	March 2012	13-22

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Westwood Project	Mineral Resources Report

Table 13-15 : Risk Matrix

Westwood Resource Risk Factors
• Risk area	• Risk Rating	• Comments
Drilling technique	Low	100 % Diamond drilling

Logging	Low	Geology of the Area well understood.
Drill sample recovery	Low	Core recovery excellent, almost 100%
Sub-sampling technique	Low	Sample intervals appropriate. Half core used for assays except where the drilling grid is less then 80x80 where all the core is sent to the lab.
Quality of global assay data	Low	When using number of data, average of first and second assay about the same.
Quality of individual assay data	Low to High	Low on global and high on local scale (due to visible gold).
Location of data points	Low	Drill collar surveyed. All holes also have down-hole survey at every 50 m (FlexIt or Reflex)
Density	Low to medium	Same rock type than Doyon Mine for zone2 and north corridor, Medium for Westwood Corridor where we have semi-massive to massive sulfide lens.
Compositing	Low	Composites weighted by zone width. Zone width generally constant between 2 to 3 meters.
Geological interpretation	Low to Medium	Good confidence in the direction and dip of the zones witch are more or less parallel to the foliation, like zone 1 and 2 in the volcanic rocks at Doyon Mine.
Geological continuity	low to High	Risk is high for continuity and influence of individual drill holes where the drilling grid is more than 40x40m. Continuity is only assumed but not verified.
Tonnage estimation	Low to high	Dependent of the continuity of the zones and associated to the drilling grid.
Grade estimation	Low to Medium for global estimate. High for local estimate

If we apply a 20% dilution and apply a correction for the decrease in the minimum mining width (3m to 2m), the grade is similar to the historical underground production at Doyon. Top cut assays is conservative. For zones with medium to high density of drill holes, the grade estimation seems good, but risk is high for zones with low density of drill holes.

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At this stage of the project, mainly Inferred Resource can be identified because of the assumed, but not verified, geological continuity of the zones. The quantity and grade can be estimated on the basis of geological evidence and limited sampling data due to the large drill holes spacing.

The only exceptions are the Warrenmac and Z229 lenses, part of the Z228, Z230, Z260 and Z268 lenses where an Indicated Resource estimate is based on a drill hole spacing of 20m x 20m to 30m x 30m. For Warrenmac, the 85 drill holes within the lens have all returned economic assays.

At Westwood, an important delineation program, including development in the mineralization, is ongoing. The 2010-2011 drilling campaign have resulted in an increase in indicated ore resources from 323 000 tonnes to 779 132 tonnes of ore and from 174 000 ounces to 342 817 ounces of gold between June 2009 and April 2011. IAMGOLD is confident that this work will provide enough information on geological and grade continuity to be able to upgrade the classification of other parts of the resources from inferred to indicate in 2012.

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14.0 MINERAL RESERVE ESTIMATES

There has been insufficient work so far to define a NI 43-101 compliant mineral reserve estimate for the Westwood Project.

At this stage, all the mineralization discussed in this technical report for the Westwood Project is considered as mineral resources (see Chapter 13).

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15.0 ADJACENT PROPERTIES

The stratigraphy of the Cadillac area can be summarized in 3 distinct units (from North to South):

1)	The Hébécourt Formation: mafic volcanics, host of the MicMac Mine and part of the Mouska Mine;

2)	The prolific Blake River Group: intermediate to felsic volcaniclastic rocks, host of world class gold and base metal deposits;

3)	The Cadillac sedimentary group, site of low grade small tonnage showings.

This package of favorable stratigraphy which extends over 16km east-west, along the Cadillac Fault Zone is held by two owners: IAMGOLD Corporation holds 100% interest of the western part of the camp including the Mooshla syn-volcanic intrusive, the Mouska Mine, the Doyon Mine and the Westwood Project, and Agnico-Eagle holds the eastern part of this package containing the Ellison, Bousquet 1, Bousquet 2, LaRonde-Penna, Dumagami and Lapa Mines.

The historical gold content of this 16km-long stretch totals 26.6 M ounces (production, resources and reserves). There is no open ground in the surrounding area and there is no other way to increase property area except through agreements between the two companies.

Resource estimate or reserve estimated for adjacent properties are not documented in this technical report.

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16.0 OTHER RELEVANT DATA AND INFORMATION

No other data and information is to be added by the Author to this technical report.

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17.0 INTERPRETATION AND CONCLUSIONS

17.1       General Statements

The Westwood Project presents a great opportunity for the development of an economic mine within a well established mining camp with good infrastructure, a skilled and experienced pool of manpower, and a low political risk environment that supports mining. The deposit still holds significant risk as insufficient drilling has been completed to date to provide a high level of confidence on the continuity of the gold mineralization. It is the opinion of the author that sufficient work has been done to date to support the estimation of the inferred resources presented and the preliminary assessment. The results to date, however, are sufficiently attractive to justify substantial exploration expenditures to expand and better define the resource base and further investigate the potential.

In the opinion of the author, the data available to prepare this technical report is both credible and verifiable in the field. It is also the opinion of the author that no material information relative to the Westwood Project has been neglected or omitted from the database. Sufficient information is available to prepare this report and any statements in this report related to deficiency of information are directed at information which, in the opinion of the author, has not yet been gathered or is recommended information to be collected as the project moves forward.

The lead author’s statements and conclusions in this report are based upon the information from underground mapping and sampling and the exploration database used for the May 31st 2011 resource estimate. Exploration is ongoing at the Westwood Project and it is to be expected that new data and exploration results may change some interpretations, conclusions, and recommendations going forward.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently can introduce a margin of error. Where these rounding errors occur, IAMGOLD does not consider them to be material.

17.2       Opportunity

Significant additional drilling and underground development will be required to further delineate the mineralization, expand the resource base and adequately constrain the resource models. With additional exploration and valuation drilling in Westwood and Zone 2 lenses for the next year and with the future development and valuation works scheduled in 2011-2012 in the Warrenmac and WW10 massive

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sulphide lenses, transfer of Inferred Resources to the Indicated and Measured Resource categories and eventually to reserves is likely to happen. The ultimate size of mineralized bodies at the Westwood Project is yet to be defined. Mineralization is still open at depth and there is a very good potential to expand the resource base with additional drilling programs, on both sides of the Bousquet Fault Zone.

Recent scientific works (Mercier-Langevin et al. 2009) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde-Penna mine and the rocks hosting the Warrenmac-Westwood mineralized corridor at Westwood. Consequently, there is excellent potential for gold-rich VMS mineralization to occur on the Doyon (Westwood) property.

The current resource estimate made on widely-spaced exploration holes excludes areas of low grade intercepts even if the structures were recognized in the hole. The underground drifting and sampling along Zone 2 in 2008 showed important grades variability within the structures. In-filing with additional drill holes may reclassify areas that have been excluded so far. It is well known that numerous stopes at the Doyon and Mouska mines have been mined with success even if the number of economic drilling intersections were as low as 40%.

17.3       Project Risks

—

Resource estimation: The current financial model is based on inferred and indicated resources. The diamond drill holes used in the resource estimation are widely spaced, leading to possibly wide variations in expected tonnage and grade.

—	Grade of Gold Mineralization: As the information is still based on Inferred Resource, there are no certainties that the grade will remain unchanged with more drilling and/or development done.

—

Continuity of Gold Mineralization: The deposit’s narrow feature would suggest that the veins will pinch and swell. Currently lack of data doesn’t permit validation or invalidation of this assumption. For now, the geological model assumes long continuous veins. For example, we have completed the 225m exploration sill development in vein Z230 on level 084-00. This vein shows a good continuity of the gold mineralization on that level. A lack of continuity will impact negatively the current selected mining method.

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—

Water and fault: The presence of the Bousquet fault at the center of the future mine may have a severe impact on the project’s viability. However, three drifts have already intersected this fault on two different levels with no problem so far. For now, significant water inflow along this fault is not expected. Also, the Doyon fault, which is a subsidiary of the Bousquet fault, has been crossed several times in the Doyon Mine and in the Westwood exploration drift (level 084) with no major problem. Major water inflow, if encountered, may drive up ground control costs considerably.

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18.0 RECOMMENDATIONS

Based on the review of the Westwood Project for the purpose of this report, the author makes the following recommendations:

—	Geological work:

¡	We need to continue the drilling program and drifting in accessible areas to refine our understanding of the mineralised veins.

¡	More definition drilling is required to increase our ratio of indicated and measured resources to inferred resources and also the definition of some probable and even proven reserves.

—

Mining method and width: All the calculations done to date clearly demonstrate that production grade will have the most important impact on the project. A review will be necessary to optimize the mining method and the mining width when additional geological information is available and increased density of drill intersections.

—

Deferred Development: There are several opportunities to decrease the amount of deferred development required for the project. At this stage it was decided not to do any optimization as the geological interpretation will probably change and impact the mining method.

—

Grade: As more precise geological information is gathered, a grade optimization scenario can be built, leading to a better rate of return as some higher grade zones could be milled in the first production years.

—

In this way, density measurements should be taken on a regular basis for the deeper drill holes to determine if there is a difference with historical density used in the resource estimation on upper levels.

—

A monitoring program should be implemented for a daily monitoring of the internal QAQC program. Although verifications are made on a regular basis within a structured QAQC program, a daily monitoring could provide a better control of outliers and upgrade the grade precision.

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19.0 REFERENCES

ALS Chemex Laboratory. Laboratory analysis.

Canadian Securities Administrators (April 8, 2011). New Mining Rule : National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 Technical Report and Companion Policy 43-101CP.

Genivar (June 2006). Travaux d’ingénierie conceptuelle installation de surface, puit et fonçage de puit.

Genivar (June 2008). AV110929-Conceptuel préliminaire du réseau de ventilation pour le projet Westwood.

Genivar (September 2008). Cédule Projet Westwood.

Genivar (October 2008). AV114048-Rapport préliminaire- Concept de ventilation –Rampe Warrenmac.

Genivar (December 2008). AV116012-Rapport de progrès-Concept de ventilation – Fonçage du puits Westwood.

Genivar (August 2009). AV116012-Rapport préliminaire-Réseau de ventilation conceptuel pour le projet Westwood.

Golder Associates (July 2008). Avis Géotechnique pour l’excavation du mort-terrain au collet du puit Westwood, Preissac.

Golder Associates (April 2008). Technical Memorandum, Warrenmac ramp.

Golder Associates (April 2008). Technical Memorandum, Évaluation préliminaire des informations géologiques et structurales de la lentille Warrenmac.

Golder Associates (October 2008). Bousquet fault characterisation data integration and preliminary analysis.

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Golder Associates (February 2009). Technical Memorandum, Ground stability assessment for the exploration shaft- Westwood project-Draft.

Golder Associates (March 2009). Technical Memorandum, Recommandations suite à la proposition pour l’information géologique pertinente à l’ingénierie.

Golder Associates (April 2009). Technical Memorandum, Revue de rayon hydraulique pour chantier test à Westwood (55 E – 570 E).

Golder Associates (May 2009). Technical Memorandum, Westwood ore and waste pass design considerations – Draft.

Golder Associates (July 2009). Technical Memorandum, Bousquet fault rock mass quality assessment and ground support recommendations.

Golder Associates (August 2009). Mémorandum Aspects géomécaniques pour l’étude «Scoping 2009».

Golder Associates (August 2009). PowerPoint Presentation, Étude hydrogéologique pour la déposition des résidus dans les fosses Doyon.

Golder Associates (October 2009). PowerPoint Presentation, CAWE_6_Figure veins and fault.

IAMGOLD Corporation (August 2007). Preliminary Assessment, Westwood Project, Québec, Canada. Prepared by Iamgold Technical Services, 127p.

IAMGOLD Corporation (August 2007). Scoping Study, Westwood Project, Québec, Canada. Prepared by Iamgold Technical Services, 112p.

IAMGOLD Corporation (August 2007). Unpublished internal documents, maps, hard copy and digital copy data. Scoping Study.

IAMGOLD Corporation (December 2008). Revised Scoping Study, Westwood Project, Québec, Canada. Prepared by Iamgold Technical Services, 184p.

IAMGOLD Corporation (December 2008). Unpublished internal documents, maps, hard copy and digital copy data. Revised Scoping Study.

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IAMGOLD Corporation (February 27, 2009). NI 43-101 Technical Report, Westwood Project, Québec, Canada. Prepared by Iamgold Technical Services, 128p.

IAMGOLD Corporation & Genivar (June 30, 2008). Warrenmac Project (Rev. 4). p.40

IAMGOLD Corporation (July 2008). Press realese n°29/08 IAMGOLD annonce l’acquisition de la redevance de la Mine Doyon. p.2

IAMGOLD Corporation (December 2009). NI 43-101 Technical Report, Westwood Project, Québec, Canada. Prepared by Iamgold Technical Services, 258p. (Internal Report)

IAMGOLD Corporation (April 1st, 2011). NI 43-101 Technical Report, Westwood Project, Québec, Canada. Prepared by Patrice Simard, Head of Geology Department, Westwood Project, 174p. (Internal Report)

IAMGOLD Mine Doyon (February 2007). Programme mécanique des roches.

IAMGOLD Mine Doyon (February 2008). Estimation de la distribution des stériles à la mine Doyon.

IAMGOLD Mine Doyon (April 2008). Rapport préliminaire-Atelier d’amélioration continue (mini Kaïzen #12).

IAMGOLD Mine Doyon (September 2008). RECOMMANDATION PRÉLIMINAIRE DE GOLDER AU SUJET DU PROJET WESTWOOD, APRÈS LA VISITE SUR LE TERRAIN   (84-00). p.1

IAMGOLD Mine Doyon (August 2009). Retro analyse du support d’avancement dans la faille Bousquet.

IAMGOLD Mine Doyon (November 2009). Compte rendu de la rencontre avec Golder du 20 octobre 2009 sur la restauration et l’utilisation des  fosses de la mine Doyon.

IAMGOLD Mine Doyon. Historical operating cost.

Mercier-Langevin, P., et al. (2009). Stratigraphic setting of the Westwood-Warrenmac ore zones, Westwood Project, Doyon-Bousquet-LaRonde  mining camp, Abitibi, Quebec. Geological Survey of Canada : Current Research 2009-3, 20p.

MIR Télédétection (2007). Carte IKONOS Mine Doyon.

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L’Observatoire de l’Abitibi-Témiscamingue (2010), Carte sommaire de l’Abitibi-Témiscamingue, Retrieved October 19, 2011, from

http://www.observat.qc.ca/galerie-des-cartes

École Polytechnique Montréal (March 2008). Essai de laboratoire projet Westwood.

École Polytechnique Montréal (April 2008). Mesure de contrainte in-situ à la mine Doyon-Projet Westwood, p.92.

École Polytechnique Montréal (July 2009). Essai de laboratoire projet Westwood.

Lab Expert Rouyn-Noranda. Laboratory analysis.

Lafrance, B., et al (2003). Cadre géologique du camp minier de Doyon-Bousquet-LaRonde. Gouvernement du Québec - Géologie Québec : ET 2002-07, ISBN : 2-551-21759-8, 44p.

Savoie, A., et al (1991). Géologie de la mine Doyon (région de Cadillac). Gouvernement du Québec - Géologie Québec : ET 90-05, ISBN : 2-551-12459-X

SGS Lakefield (October 2008). An investigation to confirm the metallurgical and environmental characteristics of Warrenmac zone of Doyon ore body.

URSTM (September 2007). Projet PU-2007-05-295 Essais métallurgiques effectués sur le Westwood Minerai Mouska. Rapport d’étape, p.22

Wright-Holfeld, A., et al. (2010). Contrasting alteration mineral assemblages associated with the Westwood deposit ore zones, Doyon-Bousquet-LaRonde mining camp, Abitibi, Quebec. Geological Survey of Canada : Current Research 2010-9, 25p.

Websites:

IAMGOLD Corporation: www.iamgold.com

ROCKLABS http://www.rocklabs.com/

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APPENDIX A : IAMGOLD MINERAL RESERVES AND

RESOURCES/MINE PLANNING – MINIMUM RISK CONTROLS

CHECKLIST

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Westwood Project	Mineral Resources Report

APPENDIX A:        IAMGOLD MINERAL RESERVES AND RESOURCES/MINE PLANNING – MINIMUM RISK CONTROLS CHECKLIST

Operation/Project:	Westwood Project
Period covered/date:	31 May 2010 to 31 May 2011
Operation/Project Manager:	Alain Grenier
Designated Resource Manager:	Réjean Sirois
Qualified Person(s):	Patrice Simard
Qualified Person(s):	Armand Savoie, Claude Bernier, Richard Morel

IAMGOLD, VP, Exploration
IAMGOLD, VP, Operations

Instructions:

This checklist is intended to be completed by the Qualified Person(s) for the operation, together with the [mine planning manager/Competent Person] at each operation, during or following completion of the reserves and resources statement preparation.

If the Qualified Person for the reserve or resource estimate is external (i.e. / consultant), then IAMGOLD can rely on the report of the Qualified Person in lieu of completing the checklist.

The matters addressed in the checklist should be supported by additional documentation in the form of notes or other evidence explaining and supporting the checklist conclusions, responsible persons, etc. Supporting documentation is retained for each completed checklist by the individual responsible for its completion.

The checklist (or third party QP report) for each operation/project (with supporting documentation) is required to be approved by IAMGOLD’s VP, Operations or VP, Exploration as appropriate, together with the annual reported information.

Agreement with criteria outlined in this checklist indicates that the soignée has done so in accordance with the standards of disclosure for mineral projects found in the companion policy to national instrument 43-101. These standards include but are not limited to: the purpose of the technical report, definitions, requirements for disclosure, author(s) of the Technical Report, the preparation of the technical report, the use of information and personal inspection.

This checklist is divided into five parts:

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1.	Reporting Criteria for Sampling Techniques and Data
2.	Reporting of Exploration Results
3.	Criteria for Estimation and Reporting of Mineral Resources
4.	Criteria for Estimation and Reporting of Ore Reserves
5.	Reserves & Resources Management Risk Matrix (and supplementary controls)

  1.0  Reporting Criteria for Sampling Techniques and Data

Item	Criteria	Essential Reporting Queries	Reserve Reporting Standards Reference	Sign Off/Comment
1.1	Sampling Techniques	Has the nature and quality of sampling (e.g. cut channels, random chips, etc) and measures taken to ensure sample representativity been noted?	CIM-(43-101-Items 10 & 11) JORC- (Sect A: Criteria 1) SAMREC- (Sect A: Criteria 4) SME- (Criteria B.3)	Yes, (Ch. 10.3.3 and 11.0) RM,AS
1.2	Drilling Techniques

Has the drill type used (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka etc.) and the details of this drilling (e.g. core diameter, triple or standard tube, depth of diamond tails, face sampling bit or other type, whether core is oriented and if so, by what method, etc.) been specified?

			CIM-(43-101-Item 10) JORC- (Sect A: Criteria 2) SAMREC- (Sect A: Criteria 1) SME- (Criteria B.3)	Yes, (Ch. 10.0) PS

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1.3	Drill Sample Recovery

Were the core and chip sample recoveries properly recorded and results assessed?

Were measures taken to maximize sample recovery and ensure representative nature of the samples?

Is there a relationship between sample recovery and grade and has sample bias occurred due to preferential loss/gain of fine/coarse material?

CIM-(43-101-Items 9 &10) JORC- (Sect A: Criteria 3) SAMREC- (Sect A: Criteria 3) SME- (Criteria B.3)

Yes, the recovery is recorded in Gemcom databases, Chapter 10.0 RM,AS

Yes, the recovery is checked and mineralized zones with bad or no recovery are redrilled, Chapter 10.0 RM,AS

There is no relationship between sample recovery and gold grade. It is uncommon to lose core in mineralized zones (less than 1% of the intersections). In these cases, mineralized zones are re-drilled to confirmed the position and grade value (no bias)

PS

1.4	Logging

Have core and chip samples been logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies?

Is logging qualitative or quantitative in nature? Is there systematic core (or costean, channel, etc.) photography?

CIM-(43-101-Items 10,12) JORC- (Sect A: Criteria 4) SAMREC- (Sect A: Criteria 2) SME-(Criteria B.3)

Yes, complete logging information are recorded in Gemcom databases

RM,AS

Chapter 10.3, 12.0

Except for the assay, logging is qualitative. The core is photographed and stored in special folders on the on-site server Chapter 10.0,RM, AS

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1.5	Sub-sampling techniques and sample preparation

If core, has it been cut or sawn and was it done in quarters, halves or was all core taken?

If non-core, has it been riffled, tube sampled, rotary split, etc, and was it sampled wet or dry.

Were the nature, quality and appropriateness of the sample preparation technique consistent for all sample types?

Were quality control procedures adopted for all sub-sampling stages to maximize representativeness of samples?

Were measures taken to ensure that the sampling is representative of the in situ material collected?

Were sample sizes appropriate to the grain size of the material being sampled?

		CIM-(43-101-Items 9 & 11) JORC- (Sect A: Criteria 5) SAMREC- Sect A: Criteria 5) SME-(Criteria B.3)	Both, core sawn in halves and all core taken, Chapter 11.0 AS NA PS Yes, Chapter 11.0 AS Yes, Chapter 11.0 AS Yes, Chapter 11.0 PS NA PS
1.6	Quality of assay data and laboratory tests

Has the nature, quality and appropriateness of the assaying and laboratory procedures used been noted along with whether the technique used is considered partial or total.

Were the nature of the quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) of acceptable levels of accuracy (i.e. lack of bias) and precision?

		CIM-(43-101-Item 11) JORC- (Sect A: Criteria 6) SAMREC-(Sect A: Criteria 6) SME-(Criteria B.3)	Yes, Chapters 11.0 AS Yes, section 11.0 AS

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1.7	Verification of sampling and assaying	Was there verification of significant intersections by either independent or alternative company personnel? Was there any use of twinned holes?	CIM-(43-101-Items 11, 12) JORC- (Sect A: Criteria 7) SAMREC-(Sect A: Criteria 7) SME-(Criteria B.3)	External laboratory checks are carried out routinely – Chapter 11.0 PS No. AS
1.8	Location of data points

Were accurate and quality surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation? (Includes the quality and adequacy of topographic control.)

CIM-(43-101-Item 9) JORC- (Sect A: Criteria 8) SAMREC-(Sect A: Criteria 8) SME-(Criteria B.2)

Yes. The topography surveys and drill whole collars are executed by surveyors. Down-hole surveys (Flex-it multi-shot and single-shot) are executed by the Diamond Drill contractor personnel under the Geology Dept. supervision

Chapter 10.0, CB

1.9	Data spacing and distribution

Has the data spacing of exploration results been denoted?

Is the data spacing and distribution sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied?

Has sample compositing been applied?

			CIM-(43-101-Items 9 & 14 & 15) JORC- (Sect A: Criteria 9) SAMREC-(Sect B: Criteria 9) SME-(Criteria B.2)	Yes, (Chapter 9) AS Yes for resources estimation but not enough for reserves estimation. AS,RM (Chapter 13,14) Yes, (Chapter 13.3) AS,RM

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1.10	Orientation of data in relation to geological structure

Does the orientation of sampling achieve unbiased sampling of possible structures and has the extent to which this is known been denoted (considering the deposit type)?

[If the relationship between the drilling orientation and the orientation of key mineralized structures is considered to have introduced a sampling bias, this should be assessed and reported if material.]

CIM-(43-101-Items 10) JORC- (Sect A: Criteria 10) SAMREC-(Sect B: Criteria 5) SME-(Criteria B.2)

Yes, The orientation of drilling with the mineralized structure is taken into account. Depending on the angle, more waste material is included in the compositing procedure. AS,RM

Orientation of sampling does not introduce bias

PS

1.11	Audits or Reviews	Are there results of any audits or reviews of sampling techniques and data? Can the date of the last independent audit be specified?	CIM-(43-101-Items 9 &10) JORC- (Sect A: Criteria 11) SAMREC-(Sect A: Criteria 9) SME-(Criteria B.1, B.3 & H)	No PS NA PS

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  2.0  Reporting of Exploration Results

Item	Criteria	Essential Reporting Queries	Reserve Reporting Standards Reference	Sign Off/Comment
2.1	Mineral tenement and land tenure status.

Has the type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings been noted?

Was security of the tenure held at the time of reporting along with any known impediments to obtaining a license to operate in the area noted?

			CIM-(43-101-Item 4) JORC- (Sect B: Criteria 1) SAMREC-(Sect B: Criteria 1) SME-(Criteria A.3 & A.4)	Yes. The payments for the mining concessions are done on a yearly basis. Chapters 4.2 to 4.4 CB Yes, Chapter 4 CB
2.2	Exploration done by other parties	Was there any exploration done by other parties and if so, has it been acknowledged or appraised?	CIM-(43-101-Item 6) JORC- (Sect B: Criteria 2) SAMREC-(Sect B: Criteria 2,9 &10) SME-(Criteria A.2)	Yes. Ch. 6 Since 2006, the exploration was done by Iamgold Geology personnel CB
2.3	Geology	Has the deposit type, geological setting and style of mineralization been denoted?	CIM-(43-101-Items 7, 8, & 23)) JORC- (Sect B: Criteria 3) SAMREC-(Sect B: Criteria 3) SME-(Criteria B.2)	Yes, Chapter 7.0, 8.0 CB

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2.4	Data aggregation methods

Have weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades been stated?

Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, has the procedure used for the aggregation of intercepts been stated and have some typical examples of such aggregations been provided?

Were any metal equivalent values reported?

			CIM-(43-101- Items 14 & 15) JORC- (Sect B: Criteria 4) SAMREC-(Sect B: Criteria 4) SME-(Criteria B.3)	Yes, Chapter 13.0 AS,RM Ch. 13.3, AS,RM No example provided Yes, Chapter 13.9.3
2.5	Relationship between mineralization widths and intercept lengths	Is the geometry of the mineralization with respect to the drill hole angle known? (If it is not known and only the down-hole lengths are reported, there should be a clear statement to this effect.)	CIM-(43-101- Items 9 & 10) JORC- (Sect B: Criteria 5) SAMREC-(Sect B: Criteria 5) SME-(Criteria B.2 & C.1)	Yes, Chapter 7.3 CB
2.6	Diagrams	Is the information being reported considered material, If so, are maps and sections (with scales) and tabulations of intercepts included to clarify the report?	CIM-(43-101 -Illustrations) JORC- (Sect B: Criteria 6) SAMREC- (Sect B: Criteria 6) SME-(Criteria C.1)	Yes, in several places in the report CB
2.7	Balanced reporting

Where comprehensive reporting of all Exploration Results is not practicable, has the reporting been representative of both low and high grades and/or widths to avoid misleading reporting of the Exploration Results?

			CIM-(43-101- Items 9 &10) JORC- (Sect B: Criteria 7) SAMREC-(Sect B: Criteria 7) SME-(Criteria F.)	NA AS

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2.8	Other substantive exploration data

Have all other meaningful and material data been reported? [Including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.]

CIM-(43-101- Item 24) JORC- (Sect B: Criteria 8) SAMREC- (Sect B: Criteria 8) SME-(Criteria G)

Reported data include geological observations, geotechnical characteristics, geophysical survey results, geochemical survey results, bulk sample Z230 and Warrenmac lenses, metallurgical test results, density

PS

2.9	Further Work	Is the nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling) known? Has it been reported?	CIM-(43-101-Item 22) JORC- (Sect B: Criteria 9) SAMREC- (Sect B: Criteria 11) SME-(Criteria.)	Yes, Chap10.2 & 18 CB

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Westwood Project	Mineral Resources Report

3.0 Criteria for the Estimation and Reporting of Mineral Resources

	Criteria	Essential Reporting Queries	Reserve Reporting Standards Reference	Sign Off/Comment
3.1	Database integrity

Were measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes?

Were data validation procedures used?

			CIM-(43-101-Items 11&12) JORC- (Sect C: Criteria 1) SAMREC- (Sect C: Criteria 1) SME-(Criteria B.3)	Yes, AS (Ch. 12.1, 12.3) Visual validation and internal procedures RM, AS,
3.2	Geological interpretation

Has the level of confidence in (or conversely, the uncertainty of) the geological interpretation of the deposit been denoted?

Has the nature of the data used, and any assumptions, been documented?

Is there an effect, if any, of alternative interpretations on Mineral Resource estimation?

Was geology used in guiding and controlling Mineral Resource estimation?

Were there any factors affecting continuity both of grade and geology?

			CIM-(43-101-Items 7,8 & 25) JORC- (Sect C: Criteria 2) SAMREC-(Sect C: Criteria 2) SME-(Criteria C.1)	Yes, Ch. 7.3 PS Yes, Ch, 7 PS No PS Yes, Ch 7, PS As Westwood deposits are controlled by both lithology and structures, the change of the host rock and major shear/fault zones affect continuity. PS

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Westwood Project	Mineral Resources Report

3.3	Dimensions	Was the extent and variability of the Mineral Resource expressed as length (along strike or otherwise), plan width, and depth below surface to the upper and lower limits of the Mineral Resource?	CIM-(43-101-Item 7) JORC- (Sect C: Criteria 3) SAMREC-(Sect C: Criteria 3) SME-(Criteria C.1)	Yes, Geometry parameters of the block model in Gemcom, (Ch. 7.3, 13.2 ) AS
3.4	Estimation and modeling techniques

Was the nature and appropriateness of the estimation technique(s) applied reported? (Includes any assumptions regarding the treatment of extreme grade values, domains, interpolation parameters, and the maximum distance of extrapolation from data points.)

Were check estimates, previous estimates and/or mine production records available and does the Mineral Resource estimate take account of such data?

Were there assumptions made regarding recovery of by-products?

Have any deleterious elements or other non-grade variables of economic significance been estimated (e.g. sulphur for acid mine drainage characterization)?

In the case of block model interpolation, have the block size in relation to the average sample spacing and the search been denoted?

Were any assumptions made regarding modeling of selective mining units?

Were any assumptions made about correlation between variables?

Have the processes used for validation, checking, and comparison of the model data to drill-hole data been reported? Did the validation process include any use of reconciliation data?

CIM-(43-101-Item 14) JORC- (Sect C: Criteria 4) SAMREC-(Sect C: Criteria 3) SME-(Criteria C.1 & C.2)

Yes, Chapter 13

AS,RM

Yes, Chapters 9, 10 & 13

PS

Yes, base metals recovery was denoted in Chapter 13.9.3

PS

Westwood deposits are rich-sulfides.

Tests for acid mine drainage have been done by the Environment Department

PS

Yes, Chapter 13.5

AS,RM

No

AS

No

AS

Yes, validation includes comparison of the model data to drill-hole data (Ch. 13.10) and a reconciliation for zone Z230 ( Ch. 13.11). AS,RM

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Westwood Project	Mineral Resources Report

3.5	Moisture	Were the tonnages estimated on a dry basis or with natural moisture, and has the method of determination of the moisture content been denoted?	CIM-(43-101-Item 14) JORC- (Sect C: Criteria 5) SAMREC-(Sect C: Criteria 3) SME-(Criteria C.1)	Dry density, Ch. 13.4 Complete description of the calculation is in the Doyon Laboratory procedures PS
3.6	Cut-off parameters	Has the basis of the adopted cut-off grade(s) and/or the quality parameters applied been detailed?	CIM-(43-101-Item 14) JORC- (Sect C: Criteria 4) SAMREC-(Sect C: Criteria4) SME-(CriteriaC.2)	Yes, Chapters 13.3 AS,RM
3.7	Mining factors or assumptions

Were any assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution?

[It may not always be possible to make assumptions regarding mining methods and parameters when estimating Mineral Resources. Where no assumptions have been made, this should be reported.]

			CIM-(43-101-Items 16) JORC- (Sect C: Criteria 7) SAMREC-(Sect C: Criteria 5) SME-(Criteria D)	NA PS
3.8	Metallurgical factors or assumptions

Were the sources for assumptions or predictions regarding metallurgical amenability clearly stated?

[It may not always be possible to make assumptions regarding metallurgical treatment processes and parameters when reporting Mineral Resources. Where no assumptions have been made, this should be reported.]

			CIM-(43-101-Item 13) JORC- (Sect C: Criteria 8) SAMREC-(Sect C: Criteria 6) SME-(Criteria D)	NA PS

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Westwood Project	Mineral Resources Report

3.9	Bulk density

If assumed, were the sources for bulk density assumptions clearly stated?

If determined, was the method used clearly stated (e.g. whether wet or dry, the frequency of the measurements, the nature, size and representativeness of the samples)?

			CIM-(43-101-Item 14) JORC- (Sect C: Criteria 9) SAMREC-(Sect C: Criteria 7) SME-(Criteria B.3)	All dry density data are recorded in Gemcom on the Sql server database. Ch 13.4, AS,RM
3.10	Classification

Was the basis for the classification of the Mineral Resources into varying confidence categories denoted?

Have all other relevant factors been taken into account and reported? (I.e. relative confidence in tonnage/grade computations, confidence in continuity of geology and metal values, quality, quantity and distribution of the data.)

Do the results reflect the Competent/Qualified Person(s)’ view of the deposit?

			CIM-(43-101-Items 14) JORC- (Sect C: Criteria 10) SAMREC-(Sect C: Criteria 8) SME-(Criteria C.2)	Yes, Ch. 13.8 & 13.9 AS,RM Yes, Chapters 7 & 8 and bulk test results on Z230 lens (13.11) and continuity of geology and grade values for lens Z228, Z229, Z230 and Z260 (Chapter 13) PS Yes PS
3.11	Audits or reviews	Are there any audits or reviews of the Mineral Resource estimates, and have the results been reported. Has the date of the last independent audit been specified?	CIM-(43-101-Item 19) JORC- (Sect C: Criteria 11) SAMREC-(Sect C: Criteria 9) SME-(Criteria B.1, B.3 & H)	Internal audit by Réjean Sirois AS No AS

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Westwood Project	Mineral Resources Report

3.12	Discussion of relative accuracy /confidence

Was a statement made regarding the relative accuracy and/or confidence in the Mineral Resource estimate, as well as, the approach or procedure deemed appropriate by the Competent Person? [For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the resource within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors which could affect the relative accuracy and confidence of the estimate.]

Does the statement specify whether or not it relates to global or local estimates, and, if local, have the relevant tonnages or volumes, which should be relevant to technical and economic evaluation been stated? [Documentation should include assumptions made and the procedures used.]

Have the statements of relative accuracy and confidence of the estimate been compared with production data, where available?

CIM-(43-101-Items 14 & 25) JORC- (Sect C: Criteria 12) SAMREC-(Sect C: Criteria 8) SME-(Criteria F)

Yes, in Certificate of Qualifications

PS

Yes, the relevant ore tonnages are shown in several tables in the Reserve Report 2010.

PS

No, This is an exploration project and we have mine only one stope (mine method testing). Resources have not been adjusted to reflect the reconciliation of the production data.

PS

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IAMGOLD Corporation
Westwood Project	Mineral Resources Report

  4.0 Criteria for the Estimation and Reporting of Ore Reserves

	Criteria	Essential Reporting Queries	Reserve Reporting Standards Reference	Sign Off/Comment
4.1	Mineral Resource estimate for conversion to Ore Reserves

Is there a description of the Mineral Resource estimate used as a basis for the conversion to an Ore Reserve?

Is there a clear statement as to whether the Mineral Resources are reported additional to, or inclusive of, the Ore Reserves?

			CIM-(43-101-Item 15) JORC- (Sect D: Criteria 1) SAMREC-(Sect D: Criteria 1) SME-(Criteria G)	NA We have not presently define any reserve on the project (Ch. 14.0) AS
4.2	Study Status

Was the type and level of study undertaken to enable the conversion of Mineral Resources to Ore Reserves denoted?

[The Codes do not require that a final feasibility study be undertaken to convert Mineral Resources to Ore Reserves, but it is required that appropriate studies have been carried out to determine a mine plan that is technically achievable and economically viable, and that all Modifying Factors have been considered.]

			CIM-(43-101-Item 15) JORC- (Sect D: Criteria 2) SAMREC-(Sect D: Criteria 1) SME-(Clause 13)	NA We have not presently define any reserve on the project (Ch. 14.0) AS
4.3	Cut-off parameters	Has the basis of the adopted cut-off grade(s) or the applied quality parameters been designated?	CIM-(43-101-Item 15) JORC- (Sect D: Criteria 3) SAMREC-(Sect D: Criteria 3) SME-(Criteria C.2)	NA We have not presently define any reserve on the project (Ch. 14.0) AS

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Westwood Project	Mineral Resources Report

4.4	Mining factors or assumptions

Have the method and assumptions used to convert the Mineral Resource to an Ore Reserve (i.e. either by application of appropriate factors by optimization or by preliminary or detailed design) been reported?

Have the choice of, the nature and the appropriateness of the selected mining method(s), and other mining parameters (including associated design issues such as pre-strip, access, etc) been denoted?

Were the assumptions made regarding geotechnical parameters (e.g. pit slopes, stope sizes, etc), grade control and pre-production drilling denoted?

Were the major assumptions made as well as the Mineral Resource model used for pit optimization clearly described? (if appropriate)

Were the mining dilution factors, the mining recovery factors, and the minimum mining widths used, clearly denoted?

Have the infrastructure requirements of the selected mining methods been stated?

		CIM-(43-101-Items 16 &17) JORC- (Sect D: Criteria 4) SAMREC-(Sect D: Criteria 4) SME-(Criteria D)	NA We have not presently define any reserve on the project (Ch. 14.0) AS NA AS ---------------------------- Underground mine only

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Westwood Project	Mineral Resources Report

4.5	Metallurgical factors or assumptions

Are the proposed metallurgical processes stated, and are they appropriate to process the described style of mineralization?

Are the proposed metallurgical processes well-tested technologies or novel in nature?

Are the nature, amount and representativeness of metallurgical test work undertaken and the metallurgical recovery factors applied well denoted?

Have any assumptions or allowances made for deleterious elements been reported.

Has the existence of any bulk sample or pilot scale test work and the degree to which such samples are representative of the ore body as a whole been denoted?

		CIM-(43-101-Item 13) JORC- (Sect D: Criteria 5) SAMREC-(Sect D: Criteria 7&8) SME-(Criteria D)	NA We have not presently define any reserve on the project (Ch. 14.0) AS

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Westwood Project	Mineral Resources Report

4.6	Cost and Revenue factors

Have the derivation of or assumptions made, regarding projected capital and operating costs been noted and are the assumptions and parameters used reasonable and justifiable?

Have the assumptions made regarding (but not limited to) revenue including head grade, metal or commodity price(s) exchange rates, transportation and treatment charges, penalties, etc, been stated?

Are there any allowances made for royalties payable, both Government and private and have they been stated?

		CIM-(43-101-Items 19 to 22) JORC- (Sect D: Criteria 6) SAMREC-(Sect D: Criteria 2, 9, 10, & 11) SME-(Criteria D & E)	NA AS
4.7	Market assessment

Have the demand, supply and stock situation for the particular commodity, the consumption trends and the factors likely to affect supply and demand into the future been denoted?

Has a customer and competitor analysis along with the identification of likely market windows for the product been completed?

Are there price and volume forecasts and has the basis for these forecasts been denoted?

		CIM-(43-101-Item 19) JORC- (Sect D: Criteria 7) SAMREC-(Sect D: Criteria 5,6 & 14) SME-(Criteria E)	NA AS

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Westwood Project	Mineral Resources Report

4.8	Other

Are there any effects of natural risk, infrastructure, environmental, legal, marketing, social or governmental factors on the likely viability of a project and/or on the estimation and classification of the Ore Reserves?

Has the status of titles and approvals critical to the viability of the project, such as mining leases, discharge permits, government and statutory approvals been verified?

			CIM-(43-101-Item 24) JORC- (Sect D: Criteria 8) SAMREC-(Sect D: Criteria 10,11,15 & 16) SME-(Criteria G)	NA AS
4.9	Classification

Has the basis for the classification of the Ore Reserves into varying confidence categories been denoted?

Does the result of the classification appropriately reflect the Competent/Qualified Person(s)’ view of the deposit?

Has the proportion of Probable Ore Reserves which have been derived from Measured Mineral Resources (if any) been denoted?

			CIM-(43-101-Item 15) JORC- (Sect D: Criteria 9) SAMREC-(Sect D: Criteria 17) SME-(Criteria C.2)	NA We have not presently define any reserve on the project (Ch. 14.0) AS
4.10	Audits or reviews	Have the results of any audits or reviews of Ore Reserve estimates been denoted? Can the date of the last independent audit be specified?	CIM-(43-101-Item 15) JORC- (Sect D: Criteria 10) SAMREC-(Sect D: Criteria 18) SME-(Criteria B.1, B.3 & H)	Note: not find any reference to audit and/or review of resources and/or reserve in the NI-43-101 Documents NA We have not presently define any reserve on the project (Ch. 14.0) AS

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Westwood Project	Mineral Resources Report

4.11	Discussion of relative accuracy /confidence

Was a statement made regarding the relative accuracy and/or confidence in the Reserve estimate as well as, the approach or procedure deemed appropriate by the Competent Person? [For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the reserve within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors which could affect the relative accuracy and confidence of the estimate.]

Does the statement specify whether or not it relates to global or local estimates, and, if local, have the relevant tonnages or volumes, which should be relevant to technical and economic evaluation been stated? [Documentation should include assumptions made and the procedures used.]

Have the statements of relative accuracy and confidence of the estimate been compared with production data, where available?

CIM-(43-101-Item 15) JORC- (Sect D: Criteria 11) SAMREC-(Sect D: Criteria 17) SME-(Criteria F)

NA

We have not presently define any reserve on the project (Ch. 14.0)

AS

No, This is an exploration project and we have mine only one stope (mine method testing). Resources have not been adjusted to reflect the reconciliation of the production data.

AS

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Westwood Project	Mineral Resources Report

5.0 Reserve & Resource Management - Risk and Controls Matrix (and supplementary controls)

	Risks Identified	Control measures	Implementation	SignOff/Comment/Doc reference (Note and comment on any deficiencies)

5.1	Dilution associated to the mineralization width	Adapt the ground support methods to the different rock types. Adapt the long-hole drilling patterns.	Implement dilution control procedures and test different ground support methods. Test different drilling patterns + CMS surveys	The mineralized structures of the Westwood project are relatively thin but similar to the one mined at the Doyon mine. The economics of the Westwood project have improved with higher gold price. ???
5.2	Continuity of the veins	Reduce the spacing between drill holes.	Final drilling grid of 20 x20m or 10x15m depending on the mineralized structure	Risk is high for continuity and influence of individual drill holes where the drilling grid is more than 40x40m. Continuity is only assumed but not verified
5.3	Tonnage Estimation	Idem 5.2	Idem 5.2	Dependent of the continuity of the zones and associated with the drilling grid.
5.4	Depth of the deposit	Continuous monitoring of ground control		The LaRonde mine located 5 km East of the site, operate presently in the same ground and depth conditions.

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